Exhibit 99.1 Exhibit 99.1

Risk and Capital Management – Pillar 3

OBJECTIVE 4

KEY INDICATORS 4

1 RISK MANAGEMENT 5
1.1 Risk Appetite 6
1.2 Risk Culture 7
1.3 Risk and Capital Governance 7
1.4 Risk- adjusted Compensation 8

2 CAPITAL 9
2.1 Capital Management 9
2.2 Capital Adequacy Assessment 9
2.3 Stress Testing 9
2.4 Recovery Plan 10
2.5 Capital Requirements and Capital Composition 11
2.6 Risk-Weighted Asset (RWA) 14
Risk-Weighted Assets for Credit Risk (RWA_{CPAD}) 15
Risk-Weighted Assets for Market Risk (RWA_{MINT}) 16
Risk-Weighted Assets for Operational Risk (RWA_{OPAD}) 16
2.7 Additional Capital Buffers 17
2.8 Capital Adequacy 18
2.8.1 IRRBB – Interest Rate Risk in the Banking Book 20
2.9 Leverage Ratio 23

3 BALANCE SHEET 24
Balance Sheet 24
Institutions that comprise the Financial Statements of Itaú Unibanco Holding 26
Material entities 29

4 INVESTMENTS IN OTHER ENTITIES NOT CLASSIFIED IN THE TRADING BOOK 30

5 CREDIT RISK 31
5.1 Framework and Treatment 31
5.2 Credit Portfolio Analysis 32
Operations with Credit Granting Characteristics by Countries and by Brazil Geographic Regions 32
Operations with Credit Granting Characteristics by Economic Sector 33
Remaining maturity of loan transactions 34
Concentration on the Major Debtors 34
Overdue Amounts 34
Allowance for Loan Losses 35
Mitigating Instruments 36
Counterparty Credit Risk 37
Acquisitions, Sale or Transfer of Financial Assets 39
Operations of Securitization 40
Credit Derivatives 41

6 MARKET RISK 42
6.1 Framework and Treatment 42
6.2 Portfolio Analysis 43
Interest rate risk in the banking book 42
Evolution of the Trading Book 44
Evolution of the Derivatives Portfolio 44
VaR - Consolidated Itaú Unibanco 45
VaR and Stresses VaR Internal Model – Regulatory Portfolio 45
Stress Testing 46
Backtesting 46
Pricing of Financial Instruments 46

Itaú Unibanco

Risk and Capital Management – Pillar 3 7 OPERATIONAL RISK 47 7.1 Framework and Treatment 47 7.2 Crisis Management and Business Continuity 48 7.3 Independent Validation of Risk Models 49 8 LIQUIDITY RISK 50 8.1 Framework and Treatment 50 8.2 Liquidity Coverage Ratio (LCR) 51 8.3 Net Stable Funding Ratio (NSFR) 52 9 OTHER RISKS 54 Insurance products, pension plans and premium bonds risks 54 Social and Environmental Risk 54 Regulatory and Compliance Risk 54 Model Risk 55 Country Risk 55 Business and Strategy Risk 55 Reputational Risk 55 10 APPENDIX I 57 11 GLOSSARIES 60 11.1 Glossary of Acronyms 60 11.2 Glossary of Regulations 62 Itaú Unibanco Risk and Capital Management – Pillar 3 7 OPERATIONAL RISK 47 7.1 Framework and Treatment 47 7.2 Crisis Management and Business Continuity 48 7.3 Independent Validation of Risk Models 49 8 LIQUIDITY RISK 50 8.1 Framework and Treatment 50 8.2 Liquidity Coverage Ratio (LCR) 51 8.3 Net Stable Funding Ratio (NSFR) 52 9 OTHER RISKS 54 Insurance products, pension plans and premium bonds risks 54 Social and Environmental Risk 54 Regulatory and Compliance Risk 54 Model Risk 55 Country Risk 55 Business and Strategy Risk 55 Reputational Risk 55 10 APPENDIX I 57 11 GLOSSARIES 60 11.1 Glossary of Acronyms 60 11.2 Glossary of Regulations 62 Itaú Unibanco

Risk and Capital Management – Pillar 3 Objective This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circular 3,678 and subsequent amendments, which address the disclosure of information on risks management, calculation of risk-weighted assets (RWA), and calculation of the Total Capital (“Patrimônio de Referência” - PR), in accordance with Itaú Unibanco’s institutional standards. For further information than the contained on this document, please visit http://www.itau.com.br/investor-relations. The information available in the website http://www.itau.com.br/investor-relations and referred to in this document is supplementary to this publication, and there were no important amendments between the dates of its disclosure and the base date of this report. Key indicators Itaú Unibanco’s risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on March 31, 2019, are summarized below. Common Equity Tier I Ratio Tier I Ratio Total Capital Ratio 13.3% 14.6% 16.0% December 31, 2018: 15.1% December 31, 2018: 16.0% December 31, 2018: 18.0% Common Equity Tier I Tier I Total Capital R$ 109,156 million R$ 120,124 million R$ 132,056 million December 31, 2018: R$ 123,358 million December 31, 2018: R$ 131,154 million December 31, 2018: R$ 147,028 million RWA Credit Risk Exposure R$ 823,818 million R$ 705,894 million December 31, 2018: R$ 818,072 million December 31, 2018: R$ 714,969 million RWA Composition Composition of Credit Risk Exposure¹ 12/31/2018 03/31/2019 5.6% 5.5% 22.8% 12/31/2018 03/31/2019 Credit Risk Market Risk Operational Risk 44.4% 43.5% Securities Retail Non Retail Other Exposure ¹ Classification according to Circular BACEN 3,644 and subsequent amendments. 4 Itaú Unibanco Risk and Capital Management – Pillar 3 Objective This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circular 3,678 and subsequent amendments, which address the disclosure of information on risks management, calculation of risk-weighted assets (RWA), and calculation of the Total Capital (“Patrimônio de Referência” - PR), in accordance with Itaú Unibanco’s institutional standards. For further information than the contained on this document, please visit http://www.itau.com.br/investor-relations. The information available in the website http://www.itau.com.br/investor-relations and referred to in this document is supplementary to this publication, and there were no important amendments between the dates of its disclosure and the base date of this report. Key indicators Itaú Unibanco’s risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on March 31, 2019, are summarized below. Common Equity Tier I Ratio Tier I Ratio Total Capital Ratio 13.3% 14.6% 16.0% December 31, 2018: 15.1% December 31, 2018: 16.0% December 31, 2018: 18.0% Common Equity Tier I Tier I Total Capital R$ 109,156 million R$ 120,124 million R$ 132,056 million December 31, 2018: R$ 123,358 million December 31, 2018: R$ 131,154 million December 31, 2018: R$ 147,028 million RWA Credit Risk Exposure R$ 823,818 million R$ 705,894 million December 31, 2018: R$ 818,072 million December 31, 2018: R$ 714,969 million RWA Composition Composition of Credit Risk Exposure¹ 12/31/2018 03/31/2019 5.6% 5.5% 22.8% 12/31/2018 03/31/2019 Credit Risk Market Risk Operational Risk 44.4% 43.5% Securities Retail Non Retail Other Exposure ¹ Classification according to Circular BACEN 3,644 and subsequent amendments. 4 Itaú Unibanco

Risk and Capital Management – Pillar 3 1 Risk Management To undertake and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco seeks to maintain robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability. These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution’s global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco’s management through the processes of analysis and monitoring capital and risk assessment processes. The principles that provide risk management and risk appetite fundamentals, as well as guidelines regarding the actions taken by Itaú Unibanco’s employees in their daily routines are as follows: · Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution; · Risk Culture: the institution’s risk culture goes beyond policies, procedures and processes, strengthening the employees’ individual and collective responsibility to do the right thing, at the right time and in the right way, with respect for ethical business. The Risk Culture is described in item 1.2 “Risk Culture”; · Price for Risk: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids unknown risks or risks that provide no competitive advantages, and carefully assesses risk-return ratios; · Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions; · Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, so as to offer high quality services; · Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore caring for the institution’s reputation. On August 21, 2017, the Resolution CMN 4,557 came into force, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO’s roles, responsibilities and independence requirements. Itaú Unibanco complies with the best risk and capital management practices set forth in CMN Resolution 4,557; accordingly, there is no significant impact arising from its adoption. 5 Itaú Unibanco Risk and Capital Management – Pillar 3 1 Risk Management To undertake and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco seeks to maintain robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability. These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution’s global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco’s management through the processes of analysis and monitoring capital and risk assessment processes. The principles that provide risk management and risk appetite fundamentals, as well as guidelines regarding the actions taken by Itaú Unibanco’s employees in their daily routines are as follows: · Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution; · Risk Culture: the institution’s risk culture goes beyond policies, procedures and processes, strengthening the employees’ individual and collective responsibility to do the right thing, at the right time and in the right way, with respect for ethical business. The Risk Culture is described in item 1.2 “Risk Culture”; · Price for Risk: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids unknown risks or risks that provide no competitive advantages, and carefully assesses risk-return ratios; · Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions; · Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, so as to offer high quality services; · Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore caring for the institution’s reputation. On August 21, 2017, the Resolution CMN 4,557 came into force, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO’s roles, responsibilities and independence requirements. Itaú Unibanco complies with the best risk and capital management practices set forth in CMN Resolution 4,557; accordingly, there is no significant impact arising from its adoption. 5 Itaú Unibanco

Risk and Capital Management – Pillar 3 1.1 Risk Appetite In 2016, Itaú Unibanco reviewed its risk appetite policy, which was established and approved by the Board of Directors and guides the institution’s business strategy. The bank’s risk appetite is grounded on the following declaration of the Board of Directors: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” Based on this declaration, the bank established five dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure: · Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up on the bank’s capital ratios in usual or stress situations, and debt issue ratings. · Liquidity: establishes that the institution’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios. · Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market and credit risks aspects. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. · Operational risk: focuses on controlling operational risk events that may adversely impact the bank’s business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses. · Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by following up on customers’ satisfaction or dissatisfaction, media exposure and observation of the institution’s conduct. The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the CRO. Metrics are regularly monitored and must comply with the limits defined. Monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank’s strategy. 6 Itaú Unibanco Risk and Capital Management – Pillar 3 1.1 Risk Appetite In 2016, Itaú Unibanco reviewed its risk appetite policy, which was established and approved by the Board of Directors and guides the institution’s business strategy. The bank’s risk appetite is grounded on the following declaration of the Board of Directors: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” Based on this declaration, the bank established five dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure: · Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up on the bank’s capital ratios in usual or stress situations, and debt issue ratings. · Liquidity: establishes that the institution’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios. · Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market and credit risks aspects. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. · Operational risk: focuses on controlling operational risk events that may adversely impact the bank’s business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses. · Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by following up on customers’ satisfaction or dissatisfaction, media exposure and observation of the institution’s conduct. The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the CRO. Metrics are regularly monitored and must comply with the limits defined. Monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank’s strategy. 6 Itaú Unibanco

Risk and Capital Management – Pillar 3 1.2 Risk Culture Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate and strengthen its Risk Culture, which is based on four principles: conscious risk taking, discussion about and actions on the institution’s risks, and each and everyone’s responsibility for risk management. In addition to the bank’s policies, procedures and processes of risk management, the Risk Culture strengthens the employees’ individual and collective responsibility in understanding, identifying, measuring, managing and mitigating the risks connected to their activities, respecting the business management ethically. The institution promotes its Risk Culture by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and an open discussion about the risks, so that they are kept within the risk appetite levels established, so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business. Itaú Unibanco also makes some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of a situation. 1.3 Risk and Capital Governance The Board of Directors is the main body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. In turn, the CGRC provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive level, corporate bodies headed by Itaú Unibanco’s Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC. Additionally, the institution has corporate bodies that perform delegated duties in the risk and capital management, and that are headed by the Vice-President of the Risk and Finance Area (ARF). Furthermore, to support this structure, ARF is structured with specialized departments. The objective is to provide independent and centralized management of the institution’s risks and capital, and ensure the accordance with the established rules and procedures. A detailed description of the structure can be found on the Consolidated Annual Report, section “Our Risk Management”. The Consolidated Annual Report can be found in the website www.itau.com.br/investor-relations, section Itaú Unibanco. Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices. Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely: · in the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks; · in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco’s risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco’s exposure, to ensure correct and timely corporate decisions; · in the third line of defense, internal audit provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. 7 Itaú Unibanco Risk and Capital Management – Pillar 3 1.2 Risk Culture Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate and strengthen its Risk Culture, which is based on four principles: conscious risk taking, discussion about and actions on the institution’s risks, and each and everyone’s responsibility for risk management. In addition to the bank’s policies, procedures and processes of risk management, the Risk Culture strengthens the employees’ individual and collective responsibility in understanding, identifying, measuring, managing and mitigating the risks connected to their activities, respecting the business management ethically. The institution promotes its Risk Culture by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and an open discussion about the risks, so that they are kept within the risk appetite levels established, so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business. Itaú Unibanco also makes some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of a situation. 1.3 Risk and Capital Governance The Board of Directors is the main body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. In turn, the CGRC provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive level, corporate bodies headed by Itaú Unibanco’s Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC. Additionally, the institution has corporate bodies that perform delegated duties in the risk and capital management, and that are headed by the Vice-President of the Risk and Finance Area (ARF). Furthermore, to support this structure, ARF is structured with specialized departments. The objective is to provide independent and centralized management of the institution’s risks and capital, and ensure the accordance with the established rules and procedures. A detailed description of the structure can be found on the Consolidated Annual Report, section “Our Risk Management”. The Consolidated Annual Report can be found in the website www.itau.com.br/investor-relations, section Itaú Unibanco. Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices. Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely: · in the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks; · in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco’s risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco’s exposure, to ensure correct and timely corporate decisions; · in the third line of defense, internal audit provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. 7 Itaú Unibanco

Risk and Capital Management – Pillar 3 1.4 Risk-adjusted Compensation The Compensation guidelines are aimed at attracting, retaining and compensating on merit its employees, encouraging prudent risk exposure levels in short, medium and long-term strategies. The Compensation Committee, in accordance with the CMN Resolution No. 3,921 and the FEBRABAN’s normative SARB 017/2016 and with the reporting to the Board of Directors, is responsible for setting out the guidelines on compensation models for employees and the policy on compensation of management members of the Itaú Unibanco companies. The practices of compensation take into account the strategy of the institution, the general and specific legislation that should be adopted for each business or region of operation, and the adequate risk management over time. Variable compensation considers the current and potential risks, giving incentive to the achievement of sustainable results and discouraging decisions that involve excessive risks and inadequacies. For more information about remuneration in Itaú Unibanco, see Note 13 – “Shareholders’ Equity” in the complete Financial Statements and/or the section “Our Governance” in the Consolidated Annual Report, which is available on the website www.itau.com.br/investor-relations. 8 Itaú Unibanco Risk and Capital Management – Pillar 3 1.4 Risk-adjusted Compensation The Compensation guidelines are aimed at attracting, retaining and compensating on merit its employees, encouraging prudent risk exposure levels in short, medium and long-term strategies. The Compensation Committee, in accordance with the CMN Resolution No. 3,921 and the FEBRABAN’s normative SARB 017/2016 and with the reporting to the Board of Directors, is responsible for setting out the guidelines on compensation models for employees and the policy on compensation of management members of the Itaú Unibanco companies. The practices of compensation take into account the strategy of the institution, the general and specific legislation that should be adopted for each business or region of operation, and the adequate risk management over time. Variable compensation considers the current and potential risks, giving incentive to the achievement of sustainable results and discouraging decisions that involve excessive risks and inadequacies. For more information about remuneration in Itaú Unibanco, see Note 13 – “Shareholders’ Equity” in the complete Financial Statements and/or the section “Our Governance” in the Consolidated Annual Report, which is available on the website www.itau.com.br/investor-relations. 8 Itaú Unibanco

Risk and Capital Management – Pillar 3 2 Capital 2.1 Capital Management The Board of Directors is the main body in the Itaú Unibanco’s capital management and it is responsible for approving the capital management institutional policy and guidelines regarding the institution’s capitalization level. The Board is also responsible for the full approval of ICAAP (Internal Capital Adequacy Assessment Process) report, a process which is intended to assess the adequacy of Itaú Unibanco’s capital. At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital related documents and topics to the Board of Directors. In order to provide the Board with the data required, management reports are prepared to inform the institution’s capital adequacy, as well as capital level forecasts under usual and stress conditions. There is a structure in place for coordination and consolidation of information and related processes, which are all subject to verification by the independent validation, internal controls and audit areas. The guidelines of the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, Itaú Unibanco, under Corporate Governance, Rules and Policies. 2.2 Capital Adequacy Assessment For its capital adequacy assessment process, the annual Itaú Unibanco’s procedure is as follows: · Identification of the risks to which the institution is exposed and analysis of their materiality; · Assessment of the need for capital to cover the material risks; · Development of methods for quantifying additional capital; · Quantification of capital and internal capital adequacy assessment; · Capital and Contingency Plan; · Submission of report to BACEN. By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and BACEN Circular Letter 3,841. The result of the last ICAAP – dated as of December 2017 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position. 2.3 Stress Testing The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco’s results and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of systemic crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The scenarios are defined according to their importance for the institution results and the likelihood of their occurrence, and they are submitted annually to the Board of Directors for approval. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet, of which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital, without any impact on the development of its activities. This information enables potential risk factors in the business to be identified, and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for measuring risk appetite. 9 Itaú Unibanco Risk and Capital Management – Pillar 3 2 Capital 2.1 Capital Management The Board of Directors is the main body in the Itaú Unibanco’s capital management and it is responsible for approving the capital management institutional policy and guidelines regarding the institution’s capitalization level. The Board is also responsible for the full approval of ICAAP (Internal Capital Adequacy Assessment Process) report, a process which is intended to assess the adequacy of Itaú Unibanco’s capital. At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital related documents and topics to the Board of Directors. In order to provide the Board with the data required, management reports are prepared to inform the institution’s capital adequacy, as well as capital level forecasts under usual and stress conditions. There is a structure in place for coordination and consolidation of information and related processes, which are all subject to verification by the independent validation, internal controls and audit areas. The guidelines of the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, Itaú Unibanco, under Corporate Governance, Rules and Policies. 2.2 Capital Adequacy Assessment For its capital adequacy assessment process, the annual Itaú Unibanco’s procedure is as follows: · Identification of the risks to which the institution is exposed and analysis of their materiality; · Assessment of the need for capital to cover the material risks; · Development of methods for quantifying additional capital; · Quantification of capital and internal capital adequacy assessment; · Capital and Contingency Plan; · Submission of report to BACEN. By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and BACEN Circular Letter 3,841. The result of the last ICAAP – dated as of December 2017 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position. 2.3 Stress Testing The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco’s results and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of systemic crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The scenarios are defined according to their importance for the institution results and the likelihood of their occurrence, and they are submitted annually to the Board of Directors for approval. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet, of which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital, without any impact on the development of its activities. This information enables potential risk factors in the business to be identified, and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for measuring risk appetite. 9 Itaú Unibanco

Risk and Capital Management – Pillar 3 2.4 Recovery Plan The Central Bank of Brazil issued the Resolution No. 4,502, dated as of June 30, 2016, requiring a Recovery Plan for the financial institutions that are classified in Segment 1 (financial institutions with a total exposure of more than 10% of GDP, or that exert an internationally relevant activity). The purpose is to develop strategies that reestablish adequate levels of capital and liquidity, above the regulatory requirements, through appropriate strategies in the event of severe stress shocks in the institutions. Accordingly, each institution would be able to preserve its financial feasibility at the same time as it protects the National Financial System. The Recovery Plan report is reviewed and reported to BACEN annually, so as to ensure that the strategies remain up to date and feasible in the event of organizational, competitive or systemic changes. As a result, the Recovery Plan ensures that, even at times of severe stress, which are extremely unlikely to occur, Itaú Unibanco will have strategies for generating sufficient resources for the sustainable maintenance of its critical activities and essential services, without damaging its customers, the financial system or the other participants in the markets where it operates. 10 Itaú Unibanco Risk and Capital Management – Pillar 3 2.4 Recovery Plan The Central Bank of Brazil issued the Resolution No. 4,502, dated as of June 30, 2016, requiring a Recovery Plan for the financial institutions that are classified in Segment 1 (financial institutions with a total exposure of more than 10% of GDP, or that exert an internationally relevant activity). The purpose is to develop strategies that reestablish adequate levels of capital and liquidity, above the regulatory requirements, through appropriate strategies in the event of severe stress shocks in the institutions. Accordingly, each institution would be able to preserve its financial feasibility at the same time as it protects the National Financial System. The Recovery Plan report is reviewed and reported to BACEN annually, so as to ensure that the strategies remain up to date and feasible in the event of organizational, competitive or systemic changes. As a result, the Recovery Plan ensures that, even at times of severe stress, which are extremely unlikely to occur, Itaú Unibanco will have strategies for generating sufficient resources for the sustainable maintenance of its critical activities and essential services, without damaging its customers, the financial system or the other participants in the markets where it operates. 10 Itaú Unibanco

Risk and Capital Management – Pillar 3

2.5 Capital Requirements and Capital Composition

Itaú Unibanco's minimum capital requirements are expressed as ratios of the capital available – relating the Total Capital (Referential Equity) to the risk-weighted assets (RWA). These ratios follow the set of resolutions[1] and circulars disclosed by BACEN that implemented, in Brazil, the global capital requirement standards known as Basel III.

The Total Capital is the sum of three items, namely:

- Common Equity Tier I: sum of social capital, reserves and retained earnings, less deductions and prudential adjustment;
- Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;
- Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital.

The Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to the institutions included in the Prudential Conglomerate[2], which comprises not only financial institutions but also collective financing plans ("*consórcios*"), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which the institution retains substantially all risks and benefits.

In order to calculate the minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market, and operational risks.

Credit, market and operational risks approaches are treated as described in section "2.6 Risk-Weighted Assets (RWA)".

The minimum Total Capital ratio required is 8.0% as from January 1st, 2019.

The BACEN rules call for Additional Capital Buffers (ACP), corresponding to the sum of the components $ACP_{Conservation}$, $ACP_{Countercyclical}$ and $ACP_{Systemic}$, which, along with the requirements mentioned, increase capital requirement over time, as provided for in CMN Resolution 4,193.

Basel III - Implementation Schedule	From January 1st	
	2018	2019[2]
Common Equity Tier I	4.5%	4.5%
Tier I	6.0%	6.0%
Total Capital	**8.625%**	**8.0%**
Additional Capital Buffers (ACP)	**2.375%**	**3.5%**
conservation	1.875%	2.5%
countercyclical [1]	0%	0%
systemic	0.5%	1.0%
Common Equity Tier I + ACP	**6.875%**	**8.0%**
Total Capital + ACP	**11.0%**	**11.5%**
Prudential adjustments deductions	**100%**	**100%**

[1] The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion (BACEN Communication No. 30,371/17), and currently is set to zero (BACEN Communication No. 33,240/19). Should the requirement increase, the new percentage takes effect twelve months after the announcement.

[2] Minimum requirements valid from 1 January, 2019 onwards.

Basel III also redefined the requirements for qualifying the instruments eligible for Tier I and Tier II Capital, which in Brazil are regulated by CMN Resolution 4,192. This reform included a phase-out schedule for instruments currently included in capital, which were issued before the rule came into effect and which do not fully meet the new requirements.

The table below presents the composition of the referential equity and its components (Common Equity Tier I, Additional Tier I Capital and Tier II Capital), taking into consideration their respective prudential adjustments, as required by current regulations.

[1] The standards that implemented the Basel III rules in Brazil were disclosed on March 1, 2013 through Resolutions No. 4,192 to No. 4,195 of the National Monetary Council (CMN) (Resolution No. 4,195 was revoked by Resolution No. 4,280), together with 15 Circulars published by BACEN on March 4, 2013, and subsequent amendments.
[2] Further details of Prudential Conglomerate can be found in BACEN Circular No. 3,701, CMN Resolution No. 4,280 or in the link: http://www.bcb.gov.br/?BRPRUDENTIALFINREG.

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Itaú Unibanco

Risk and Capital Management – Pillar 3 Composition of Referential Equity R$ million 03/31/2019 12/31/2018 03/31/2018 Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated) 1 19,824 1 31,757 118,511 Non-controlling interest in subsidiaries 12,427 12,276 12,155 Changes in ownership interest in a subsidiary in capital transactions 71 98 1,146 Consolidated Stockholders’ Equity (BACEN) 132,322 1 44,131 131,812 Common Equity Tier I prudential adjustments (23,166) (20,773) (21,477) Common Equity Tier I 109,156 1 23,358 110,335 Instruments eligible to comprise Additional Tier I 10,868 7,701 - Additional Tier I prudential adjustments 100 95 75 Additional Tier I Capital 10,968 7,796 75 Tier I (Common Equity Tier I + Additional Tier I Capital) 1 20,124 1 31,154 110,410 Instruments eligible to comprise Tier II 11,833 15,778 15,778 Tier II prudential adjustments 99 96 90 Tier II 11,932 15,874 15,868 Reference Equity (Tier I + Tier II) 132,056 1 47,028 126,278 The most significant prudential adjustments for Itaú Unibanco are shown in the following table. Together, they account for more than 90% of the prudential adjustments as of March 31, 2019. Prudential Adjustments R$ million 03/31/2019 12/31/2018 03/31/2018 Ref. Appendix I Goodwill paid upon the acquisition of investments 6,819 7,061 9,473 (e) Intangible assets 7,810 7,573 7,775 (h) / (i) Tax credits 5,021 4,211 5,231 (b) Minority shareholders’ primary capital surplus 365 339 319 Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not (1,606) (1,585) (1,497) recorded in the books Prudential Adjustments subject to exemption limits (deferred tax assets from temporary differences, investments in insurance companies and investments in financial 4,587 3,012 - institutions not consolidated). Others 170 162 176 Total 23,166 20,773 21,477 In the first quarter of 2019, Itaú Unibanco did not buy back its own shares. These shares are shown as “Treasury Shares”, which reached a balance of R$ (1,334) million as of March 31, 2019. Treasury shares reduce the shareholders’ equity, resulting in a decrease in the capital base. In this period, the amount of dividends and Interest on capital paid / provided for, which affects Itaú Unibanco’s capital base, was R$ 19,030 million. Dividends and Interest on capital are deducted from the institution’s shareholders’ equity, thus reducing its capital base. More details about Total Capital are given in Appendix I (“Breakdown of the Total Capital and Information on its Adequacy) in this report. The table below presents subordinated debts and other instruments eligible for Additional Tier I and Tier II capital: R$ million Instruments Eligible for Additional Tier I Capital Maturities 03/31/2019 12/30/2018 03/31/2018 > 5 years or Name of instrument <1 year 1-2 years 2-3 years 3-4 years 4-5 years Total Total Total Perpetual Subordinated Perpetual Debt - - - - - 10,868 10,868 7,702 - Instruments Eligible for Additional Tier I Capital (Dec/18) - - - - - 10,868 10,868 7,702 - Instruments Eligible for Tier II Capital R$ million Maturities 03/31/2019 12/30/2018 03/31/2018 > 5 years or Name of instrument <1 year 1-2 years 2-3 years 3-4 years 4-5 years Total Total Total Perpetual Financial Bills 149 - 13 4,727 - - 4 ,889 4,902 13,556 Euronotes - 8 ,841 8,942 5,357 7,343 - 3 0,483 3 0,303 25,988 Subordinated Debt (Mar/19) 149 8,841 8,955 10,084 7,343 - 35,372 35,205 39,544 Subordinated Debt Not Elegible to Capital - 79 98 275 714 5,174 6,340 6,406 12,696 Subordinated Debt - Total Mar/19) 149 8,920 9,053 10,359 8,057 5,174 41,712 41,611 52,240 Subordinated Debt after Reducer (Mar/19) - 1,768 3,582 6,050 5,874 - 1 7,275 1 9,068 20,999 Subordinated Debt after Reducer (Dec/12) - 990 290 4,235 7,093 26,514 39,122 Preferred Shares (Dec/12) - - 323 - - - 323 (1) Threshold Instruments Eligible for Tier II Capital (Dec/12) - 297 184 1,270 2,128 7,954 11,833 (2) - 297 184 1,270 2,128 7,954 11,833 Instruments Eligible for Tier II Capital (Mar/19) Total Instruments Eligible for Capital (Mar/19) - 297 184 1,270 2,128 18,822 22,701 (1) Instruments Eligible for Tier II Capital with application of threshold in accordance with the current rules (Resolution 4,192 - Art 28). (2) According to current legislation, the accounting balance of instruments eligible for Tier II Capital as of December 2012 was used for the calculation of total capital as of March, 2019. 12 Itaú Unibanco Risk and Capital Management – Pillar 3 Composition of Referential Equity R$ million 03/31/2019 12/31/2018 03/31/2018 Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated) 1 19,824 1 31,757 118,511 Non-controlling interest in subsidiaries 12,427 12,276 12,155 Changes in ownership interest in a subsidiary in capital transactions 71 98 1,146 Consolidated Stockholders’ Equity (BACEN) 132,322 1 44,131 131,812 Common Equity Tier I prudential adjustments (23,166) (20,773) (21,477) Common Equity Tier I 109,156 1 23,358 110,335 Instruments eligible to comprise Additional Tier I 10,868 7,701 - Additional Tier I prudential adjustments 100 95 75 Additional Tier I Capital 10,968 7,796 75 Tier I (Common Equity Tier I + Additional Tier I Capital) 1 20,124 1 31,154 110,410 Instruments eligible to comprise Tier II 11,833 15,778 15,778 Tier II prudential adjustments 99 96 90 Tier II 11,932 15,874 15,868 Reference Equity (Tier I + Tier II) 132,056 1 47,028 126,278 The most significant prudential adjustments for Itaú Unibanco are shown in the following table. Together, they account for more than 90% of the prudential adjustments as of March 31, 2019. Prudential Adjustments R$ million 03/31/2019 12/31/2018 03/31/2018 Ref. Appendix I Goodwill paid upon the acquisition of investments 6,819 7,061 9,473 (e) Intangible assets 7,810 7,573 7,775 (h) / (i) Tax credits 5,021 4,211 5,231 (b) Minority shareholders’ primary capital surplus 365 339 319 Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not (1,606) (1,585) (1,497) recorded in the books Prudential Adjustments subject to exemption limits (deferred tax assets from temporary differences, investments in insurance companies and investments in financial 4,587 3,012 - institutions not consolidated). Others 170 162 176 Total 23,166 20,773 21,477 In the first quarter of 2019, Itaú Unibanco did not buy back its own shares. These shares are shown as “Treasury Shares”, which reached a balance of R$ (1,334) million as of March 31, 2019. Treasury shares reduce the shareholders’ equity, resulting in a decrease in the capital base. In this period, the amount of dividends and Interest on capital paid / provided for, which affects Itaú Unibanco’s capital base, was R$ 19,030 million. Dividends and Interest on capital are deducted from the institution’s shareholders’ equity, thus reducing its capital base. More details about Total Capital are given in Appendix I (“Breakdown of the Total Capital and Information on its Adequacy) in this report. The table below presents subordinated debts and other instruments eligible for Additional Tier I and Tier II capital: R$ million Instruments Eligible for Additional Tier I Capital Maturities 03/31/2019 12/30/2018 03/31/2018 > 5 years or Name of instrument <1 year 1-2 years 2-3 years 3-4 years 4-5 years Total Total Total Perpetual Subordinated Perpetual Debt - - - - - 10,868 10,868 7,702 - Instruments Eligible for Additional Tier I Capital (Dec/18) - - - - - 10,868 10,868 7,702 - Instruments Eligible for Tier II Capital R$ million Maturities 03/31/2019 12/30/2018 03/31/2018 > 5 years or Name of instrument <1 year 1-2 years 2-3 years 3-4 years 4-5 years Total Total Total Perpetual Financial Bills 149 - 13 4,727 - - 4 ,889 4,902 13,556 Euronotes - 8 ,841 8,942 5,357 7,343 - 3 0,483 3 0,303 25,988 Subordinated Debt (Mar/19) 149 8,841 8,955 10,084 7,343 - 35,372 35,205 39,544 Subordinated Debt Not Elegible to Capital - 79 98 275 714 5,174 6,340 6,406 12,696 Subordinated Debt - Total Mar/19) 149 8,920 9,053 10,359 8,057 5,174 41,712 41,611 52,240 Subordinated Debt after Reducer (Mar/19) - 1,768 3,582 6,050 5,874 - 1 7,275 1 9,068 20,999 Subordinated Debt after Reducer (Dec/12) - 990 290 4,235 7,093 26,514 39,122 Preferred Shares (Dec/12) - - 323 - - - 323 (1) Threshold Instruments Eligible for Tier II Capital (Dec/12) - 297 184 1,270 2,128 7,954 11,833 (2) - 297 184 1,270 2,128 7,954 11,833 Instruments Eligible for Tier II Capital (Mar/19) Total Instruments Eligible for Capital (Mar/19) - 297 184 1,270 2,128 18,822 22,701 (1) Instruments Eligible for Tier II Capital with application of threshold in accordance with the current rules (Resolution 4,192 - Art 28). (2) According to current legislation, the accounting balance of instruments eligible for Tier II Capital as of December 2012 was used for the calculation of total capital as of March, 2019. 12 Itaú Unibanco

Risk and Capital Management – Pillar 3 The financial subordinated letters / Additional Tier I (AT1), issued on January. 2019, were approved by BACEN, increasing by 0,3 p.p. the Tier I Ratio of the institution. For further details of instruments that are part of the Total Capital, please visit the website www.itau.com.br/investor- relations, section Reports, under Pillar 3 and Global Systemically Important Banks – Spreadsheet Support, Appendix I and II – Pillar 3, Appendix II – Main Features of the Total Capital (PR) Instruments. The Circular BACEN 3,751 provides for the calculation of relevant indicators to identify Global Systemically Important Banks (G-SIBs) among financial institutions in Brazil. A institution is considered G-SIB whether its score reaches at least 130, this indice was 42 for Itaú Unibanco’s in 2017. Information on the values of the G-SIBs indicators can been found at www.itau.com.br/investor-relations, section Reports, Pillar 3 and Global Systemically Important Banks. The compliance of BACEN with the standards recommended by the Basel Committee was assessed at the end of 2013, (3) under the Regulatory Consistency Assessment Programme (RCAP) . The rules effective in Brazil were considered compliant—pursuant to the Bank for International Settlements (BIS), Brazil is a compliant jurisdiction—i.e., the capital standards established in Brazil are also consistent with the internationally accepted minimum requirements. The pointed out discrepancies were considered immaterial. Minimum capital requirement for Insurance The minimum capital requirements for underwriting, credit, operational and market risks for insurers, open private pension entities, premium bonds companies and reinsurers are established by The National Council of Private Insurance (CNSP), through CNSP Resolution 321 and subsequent amendments. (3) Regulatory Consistency Assessment Programme (RCAP). Assessment of Basel III regulations in Brazil, December 2013, updated in March 2018. 13 Itaú Unibanco Risk and Capital Management – Pillar 3 The financial subordinated letters / Additional Tier I (AT1), issued on January. 2019, were approved by BACEN, increasing by 0,3 p.p. the Tier I Ratio of the institution. For further details of instruments that are part of the Total Capital, please visit the website www.itau.com.br/investor- relations, section Reports, under Pillar 3 and Global Systemically Important Banks – Spreadsheet Support, Appendix I and II – Pillar 3, Appendix II – Main Features of the Total Capital (PR) Instruments. The Circular BACEN 3,751 provides for the calculation of relevant indicators to identify Global Systemically Important Banks (G-SIBs) among financial institutions in Brazil. A institution is considered G-SIB whether its score reaches at least 130, this indice was 42 for Itaú Unibanco’s in 2017. Information on the values of the G-SIBs indicators can been found at www.itau.com.br/investor-relations, section Reports, Pillar 3 and Global Systemically Important Banks. The compliance of BACEN with the standards recommended by the Basel Committee was assessed at the end of 2013, (3) under the Regulatory Consistency Assessment Programme (RCAP) . The rules effective in Brazil were considered compliant—pursuant to the Bank for International Settlements (BIS), Brazil is a compliant jurisdiction—i.e., the capital standards established in Brazil are also consistent with the internationally accepted minimum requirements. The pointed out discrepancies were considered immaterial. Minimum capital requirement for Insurance The minimum capital requirements for underwriting, credit, operational and market risks for insurers, open private pension entities, premium bonds companies and reinsurers are established by The National Council of Private Insurance (CNSP), through CNSP Resolution 321 and subsequent amendments. (3) Regulatory Consistency Assessment Programme (RCAP). Assessment of Basel III regulations in Brazil, December 2013, updated in March 2018. 13 Itaú Unibanco

Risk and Capital Management – Pillar 3

2.6 Risk-Weighted Asset (RWA)

According to CMN Resolution 4,193 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach;
- RWA_{MINT} = portion related to the market risk capital requirement, made up of the maximum between the internal model and 80% of the standardized model, and regulated by BACEN Circulars 3,646 and 3,674;
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

The table below presents the evolution of RWA composition of Itaú Unibanco.

Composition of Risk-Weighted Asset

R$ million

Risk exposures	03/31/2019		12/31/2018		03/31/2018	
Risk-Weighted Assets for Credit Risk (RWA_{CPAD})	705,894	85.7%	714,969	87.4%	665,358	87.5%
Risk-Weighted Assets for Market Risk (RWA_{MINT})	36,583	4.4%	30,270	3.7%	24,313	3.2%
Risk-Weighted Assets for Operational Risk (RWA_{OPAD})	81,341	9.9%	72,833	8.9%	70,468	9.3%
Risk-Weighted Assets (RWA)	**823,818**	**100.0%**	**818,072**	**100.0%**	**760,139**	**100.0%**

14

Itaú Unibanco

Risk and Capital Management – Pillar 3 Risk-Weighted Assets for Credit Risk (RWA ) CPAD The table below presents the credit risk-weighted assets (RWA ), regulated by BACEN Circular 3,644, segregated by risk CPAD weighting factor and by asset type: Composition of Risk-Weighted Assets for Credit Risk (RWA ) CPAD R$ million 03/31/2019 12/31/2018 03/31/2018 Risk exposures Exposure weighted by credit risk (RWA ) 705,894 714,969 665,358 CPAD a) Per Weighting Factor (FPR): FPR at 2% 115 134 119 FPR at 4% 365 401 127 FPR at 10% - 145 629 FPR at 20% 8,332 8,103 7 ,685 FPR at 35% 20,527 19,787 1 6,118 FPR at 50% 5 2,171 4 5,937 49,517 FPR at 75% 160,702 158,397 145,307 FPR at 85% 82,706 6 6,313 71,328 FPR at 100% 317,711 344,938 319,257 (1) 0 - - FPR de 150% FPR at 250% 40,934 4 6,259 35,482 (2) 9,506 - FPR at 300% 9,348 (3) 2 ,000 1 ,564 FPR up to 1250% 427 Derivatives – Variation of the counterparty credit quality 5,896 5 ,417 7 ,954 (4) 11 9 1 Default Funds (5) 6,649 7,623 10,268 Securitization Exposure weighted by credit risk (RWA ) 705,894 714,969 665,358 CPAD b) Per Type: Securities 3 8,835 40,276 3 7,265 Loan operations - Retail 125,870 124,356 113,582 Loan operations - Non-retail 260,648 256,958 243,449 Joint liabilities - Retail 144 140 161 Joint liabilities - Non-retail 42,495 43,288 4 5,145 Loan commitments - Retail 34,679 33,871 3 1,534 Loan commitments - Non-retail 10,367 10,673 9,406 (6) 4,288 4 ,193 4 ,601 Derivatives - Future potential gain Intermediation Operations 1,956 3,330 2,255 Other exposures 186,612 197,884 177,961 (1) As from january 2019, Circular 3,921 became effective, changing the rules of RW (FPR) for exposures to foreign sovereigns. (2) As from the third quarter of 2018, considers the impact of CMN Resolution 4.680 (3) Taking into consideration the application of the F factor requiered by Article 29 of BACEN Circular 3,644. (4) As from the first quarter of 2018, the balances relating to Default Funds are being weighted according to the calculation defined in Article 20- A of Circular 3,644 (amended by Circular 3,849), replacing the RPF of 1250%. (5) As from the first quarter of 2018, the balance relating to Securitization was segregated, according to the calculation defined in Circular 3,848. (6) The balances of Derivatives - Future Potential Gain are distributed in their respective FPRs. 15 Itaú Unibanco Risk and Capital Management – Pillar 3 Risk-Weighted Assets for Credit Risk (RWA ) CPAD The table below presents the credit risk-weighted assets (RWA ), regulated by BACEN Circular 3,644, segregated by risk CPAD weighting factor and by asset type: Composition of Risk-Weighted Assets for Credit Risk (RWA ) CPAD R$ million 03/31/2019 12/31/2018 03/31/2018 Risk exposures Exposure weighted by credit risk (RWA ) 705,894 714,969 665,358 CPAD a) Per Weighting Factor (FPR): FPR at 2% 115 134 119 FPR at 4% 365 401 127 FPR at 10% - 145 629 FPR at 20% 8,332 8,103 7 ,685 FPR at 35% 20,527 19,787 1 6,118 FPR at 50% 5 2,171 4 5,937 49,517 FPR at 75% 160,702 158,397 145,307 FPR at 85% 82,706 6 6,313 71,328 FPR at 100% 317,711 344,938 319,257 (1) 0 - - FPR de 150% FPR at 250% 40,934 4 6,259 35,482 (2) 9,506 - FPR at 300% 9,348 (3) 2 ,000 1 ,564 FPR up to 1250% 427 Derivatives – Variation of the counterparty credit quality 5,896 5 ,417 7 ,954 (4) 11 9 1 Default Funds (5) 6,649 7,623 10,268 Securitization Exposure weighted by credit risk (RWA ) 705,894 714,969 665,358 CPAD b) Per Type: Securities 3 8,835 40,276 3 7,265 Loan operations - Retail 125,870 124,356 113,582 Loan operations - Non-retail 260,648 256,958 243,449 Joint liabilities - Retail 144 140 161 Joint liabilities - Non-retail 42,495 43,288 4 5,145 Loan commitments - Retail 34,679 33,871 3 1,534 Loan commitments - Non-retail 10,367 10,673 9,406 (6) 4,288 4 ,193 4 ,601 Derivatives - Future potential gain Intermediation Operations 1,956 3,330 2,255 Other exposures 186,612 197,884 177,961 (1) As from january 2019, Circular 3,921 became effective, changing the rules of RW (FPR) for exposures to foreign sovereigns. (2) As from the third quarter of 2018, considers the impact of CMN Resolution 4.680 (3) Taking into consideration the application of the F factor requiered by Article 29 of BACEN Circular 3,644. (4) As from the first quarter of 2018, the balances relating to Default Funds are being weighted according to the calculation defined in Article 20- A of Circular 3,644 (amended by Circular 3,849), replacing the RPF of 1250%. (5) As from the first quarter of 2018, the balance relating to Securitization was segregated, according to the calculation defined in Circular 3,848. (6) The balances of Derivatives - Future Potential Gain are distributed in their respective FPRs. 15 Itaú Unibanco

Risk and Capital Management – Pillar 3 Risk-Weighted Assets for Market Risk (RWA ) MINT From September 1st, 2016, BACEN has authorized Itaú Unibanco to use internal market risk models to determine the total amount of regulatory capital (RWAMINT), replacing the RWAMPAD, as set out in BACEN Circular 3,646. Among the foreign units, Argentina has its market capital calculated through the internal approach, while the others (Chile, Itaú BBA International, Colombia, Paraguay and Uruguay) use the standardized approach. The following table presents the values of market risk weighted assets (RWAMINT) which is regulated by BACEN Circulars 3,646 and 3,674. Composition of Risk-Weighted Assets for Market Risk (RWA ) MINT R$ million 03/31/2019 12/31/2018 03/31/2018 Risk-Weighted Assets for Market Risk - Standard Aproach (RWAMPAD) 4 2,307 3 7,838 3 0,391 Operations subject to interest rate variation 3 9,666 3 0,286 2 8,113 Fixed income interest rate denominated in reais 2,531 2,026 4,118 Foreign exchange linked interest rate 2 4,013 1 9,633 14,619 Price index linked interest rate 13,122 8,627 9,375 Operations subject to commodity price variation 553 389 736 Operations subject to stock price variation 457 362 572 Operations subject to the risk of exposures in gold, foreign currency and foreign exchange variations 1,632 6,801 970 (1) 3 3,846 3 0,270 2 4,313 Minimum Market Risk Weighted Assets - Standard Aproach (RWAMPAD) (a) Market Risk Weighted Assets calculated based on internal methodology (b) 36,583 2 2,871 2 2,277 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA) (5,724) (7,568) (6,078) Market Risk Weighted Assets (RWAMINT) - maximum of (a) and (b) 3 6,583 3 0,270 2 4,313 (1) Market risk weighted-assets calculated based on internal models, with a maximum saving possibility of 20% of the standard model. On March 31, 2019, RWA reached R$ 36,583 million, that corresponds to the need of capital calculated through the MINT internal approach, above the value of 80% of RWA , that was R$ 33,846 million. MPAD Risk-Weighted Assets for Operational Risk (RWA ) OPAD BACEN Circulars 3,640, 3,316 and subsequent amendments established the criteria for determining the portion of risk- weighted assets related to the capital required for operational risk (RWAOPAD). Itaú Unibanco uses the Alternative Standardised Approach. In accordance with current regulation, the exposure of RWAOPAD is calculated on a semiannual basis, related to June 30 and December 31. The following table presents the values of RWA for operational risk: Composition of Risk-Weighted Assets for Operational Risk (RWA ) OPAD R$ million 03/31/2019 12/31/2018 03/31/2018 81,341 72,833 7 0,468 Risk-Weighted Assets for Operational Risk (RWA ) OPAD Retail 13,985 12,822 12,790 Commercial 27,818 26,214 2 6,375 Corporate finance 2,819 2,697 2,799 Negotiation and sales 15,461 11,736 1 0,013 Payments and settlements 8,897 8,282 8,196 Financial agent services 4,672 4,343 4,280 Asset management 7,661 6,715 5,994 Retail brokerage 27 24 21 16 Itaú Unibanco Risk and Capital Management – Pillar 3 Risk-Weighted Assets for Market Risk (RWA ) MINT From September 1st, 2016, BACEN has authorized Itaú Unibanco to use internal market risk models to determine the total amount of regulatory capital (RWAMINT), replacing the RWAMPAD, as set out in BACEN Circular 3,646. Among the foreign units, Argentina has its market capital calculated through the internal approach, while the others (Chile, Itaú BBA International, Colombia, Paraguay and Uruguay) use the standardized approach. The following table presents the values of market risk weighted assets (RWAMINT) which is regulated by BACEN Circulars 3,646 and 3,674. Composition of Risk-Weighted Assets for Market Risk (RWA ) MINT R$ million 03/31/2019 12/31/2018 03/31/2018 Risk-Weighted Assets for Market Risk - Standard Aproach (RWAMPAD) 4 2,307 3 7,838 3 0,391 Operations subject to interest rate variation 3 9,666 3 0,286 2 8,113 Fixed income interest rate denominated in reais 2,531 2,026 4,118 Foreign exchange linked interest rate 2 4,013 1 9,633 14,619 Price index linked interest rate 13,122 8,627 9,375 Operations subject to commodity price variation 553 389 736 Operations subject to stock price variation 457 362 572 Operations subject to the risk of exposures in gold, foreign currency and foreign exchange variations 1,632 6,801 970 (1) 3 3,846 3 0,270 2 4,313 Minimum Market Risk Weighted Assets - Standard Aproach (RWAMPAD) (a) Market Risk Weighted Assets calculated based on internal methodology (b) 36,583 2 2,871 2 2,277 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA) (5,724) (7,568) (6,078) Market Risk Weighted Assets (RWAMINT) - maximum of (a) and (b) 3 6,583 3 0,270 2 4,313 (1) Market risk weighted-assets calculated based on internal models, with a maximum saving possibility of 20% of the standard model. On March 31, 2019, RWA reached R$ 36,583 million, that corresponds to the need of capital calculated through the MINT internal approach, above the value of 80% of RWA , that was R$ 33,846 million. MPAD Risk-Weighted Assets for Operational Risk (RWA ) OPAD BACEN Circulars 3,640, 3,316 and subsequent amendments established the criteria for determining the portion of risk- weighted assets related to the capital required for operational risk (RWAOPAD). Itaú Unibanco uses the Alternative Standardised Approach. In accordance with current regulation, the exposure of RWAOPAD is calculated on a semiannual basis, related to June 30 and December 31. The following table presents the values of RWA for operational risk: Composition of Risk-Weighted Assets for Operational Risk (RWA ) OPAD R$ million 03/31/2019 12/31/2018 03/31/2018 81,341 72,833 7 0,468 Risk-Weighted Assets for Operational Risk (RWA ) OPAD Retail 13,985 12,822 12,790 Commercial 27,818 26,214 2 6,375 Corporate finance 2,819 2,697 2,799 Negotiation and sales 15,461 11,736 1 0,013 Payments and settlements 8,897 8,282 8,196 Financial agent services 4,672 4,343 4,280 Asset management 7,661 6,715 5,994 Retail brokerage 27 24 21 16 Itaú Unibanco

Risk and Capital Management – Pillar 3 2.7 Additional Capital Buffers A requirement for Additional Capital Buffers (ACP) came into effect in the first quarter of 2016. Details of its components are shown below: Additional Capital Buffers (ACP) R$ million 03/31/2019 12/31/2018 03/31/2018 Additional Capital Buffers (ACP ) 28,834 19,429 1 8,053 requirement conservation 2 0,596 15,339 14,253 countercyclical - - - systemically importance 8,238 4,090 3,801 BACEN Circular 3,769 describes the method for calculating the ACP . Details of its portions are shown below for countercyclical the relevant jurisdictions: (1) (2) Additional Capital Buffers (ACP ) R$ million countercyclical 03/31/2019 12/31/2018 03/31/2018 RWA CPrNBi Brazil 4 52,892 439,924 4 11,331 (3) 84,928 88,112 83,219 Chile Total 5 37,820 528,036 4 94,550 (1) Portion of the RWA balance for credit risk exposure to the non-banking private sector in the relevant jurisdictions. (2) Percentage amount of the Additional Common Equity Tier I countercyclical for the principal jurisdictions. (3) Method of calculating countercyclical buffer not announced in this jurisdiction. According to Article 2 of BACEN Circular No. 3,769 the ACCP of Brazil value should be used. 17 Itaú Unibanco Risk and Capital Management – Pillar 3 2.7 Additional Capital Buffers A requirement for Additional Capital Buffers (ACP) came into effect in the first quarter of 2016. Details of its components are shown below: Additional Capital Buffers (ACP) R$ million 03/31/2019 12/31/2018 03/31/2018 Additional Capital Buffers (ACP ) 28,834 19,429 1 8,053 requirement conservation 2 0,596 15,339 14,253 countercyclical - - - systemically importance 8,238 4,090 3,801 BACEN Circular 3,769 describes the method for calculating the ACP . Details of its portions are shown below for countercyclical the relevant jurisdictions: (1) (2) Additional Capital Buffers (ACP ) R$ million countercyclical 03/31/2019 12/31/2018 03/31/2018 RWA CPrNBi Brazil 4 52,892 439,924 4 11,331 (3) 84,928 88,112 83,219 Chile Total 5 37,820 528,036 4 94,550 (1) Portion of the RWA balance for credit risk exposure to the non-banking private sector in the relevant jurisdictions. (2) Percentage amount of the Additional Common Equity Tier I countercyclical for the principal jurisdictions. (3) Method of calculating countercyclical buffer not announced in this jurisdiction. According to Article 2 of BACEN Circular No. 3,769 the ACCP of Brazil value should be used. 17 Itaú Unibanco

Risk and Capital Management – Pillar 3 2.8 Capital Adequacy Itaú Unibanco, through the ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks. In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios. On March 31, 2019, the Total Capital (PR) reached R$ 132,056 million, R$ 120,124 million of Tier I and R$ 11,932 million of Tier II. (1) Capital Adequacy (PR) R$ million 03/31/2019 12/31/2018 03/31/2018 Required Current Required Current Required Current Required Current Required Current Required Current Amount Amount Ratio Ratio Amount Amount Ratio Ratio Amount Amount Ratio Ratio Common Equity Tier I 37,072 1 09,156 4.5% 13.3% 3 6,813 123,358 4.5% 15.1% 3 4,206 1 10,335 4.5% 14.5% Additional Capital Buffer - 1 0,968 - - - 7,796 - - - 75 - - Tier I 49,429 120,124 6.0% 14.6% 4 9,084 1 31,154 6.0% 16.0% 45,608 110,410 6.0% 14.5% Tier II - 1 1,932 - - - 15,874 - - - 1 5,868 - - Referential Equity (Tier I + Tier II) 65,905 1 32,056 8.000% 16.0% 7 0,559 1 47,028 8.625% 18.0% 65,562 126,278 8.625% 16.6% 3.500% 2.375% 2.375% Additional Tier I Capital 28,834 19,429 18,053 5% The Total Capital Ratio reached 16.0% in March 31, 2019, decreasing 200 basis points when compared to December, 31, 2018, mainly due to the dividends and interest on own capital payments related to profits in 2018, Additional Tier II phase- out update, mitigated by the net income of the period and the Financial Letters/ AT1 issued on January, 2019 and approved by BACEN on February, 2019. Besides, Itaú Unibanco has an R$ 66,151 million capital excess in relation to its required Total Capital, higher than the Additional Capital Buffers requirement of R$ 28,834 million, largely covered by total capital available. The Fixed Assets Ratio (“Índice de Imobilização”) indicates the level of the Total Adjusted Capital committed to the adjusted permanent assets. Itaú Unibanco is within the maximum limit of 50% of the adjusted Total Capital, as established by BACEN. On March 31, 2019, the Fixed Assets Ratio reached 28.3%, which represents a buffer of R$ 28,666 million. 18 Itaú Unibanco Risk and Capital Management – Pillar 3 2.8 Capital Adequacy Itaú Unibanco, through the ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks. In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios. On March 31, 2019, the Total Capital (PR) reached R$ 132,056 million, R$ 120,124 million of Tier I and R$ 11,932 million of Tier II. (1) Capital Adequacy (PR) R$ million 03/31/2019 12/31/2018 03/31/2018 Required Current Required Current Required Current Required Current Required Current Required Current Amount Amount Ratio Ratio Amount Amount Ratio Ratio Amount Amount Ratio Ratio Common Equity Tier I 37,072 1 09,156 4.5% 13.3% 3 6,813 123,358 4.5% 15.1% 3 4,206 1 10,335 4.5% 14.5% Additional Capital Buffer - 1 0,968 - - - 7,796 - - - 75 - - Tier I 49,429 120,124 6.0% 14.6% 4 9,084 1 31,154 6.0% 16.0% 45,608 110,410 6.0% 14.5% Tier II - 1 1,932 - - - 15,874 - - - 1 5,868 - - Referential Equity (Tier I + Tier II) 65,905 1 32,056 8.000% 16.0% 7 0,559 1 47,028 8.625% 18.0% 65,562 126,278 8.625% 16.6% 3.500% 2.375% 2.375% Additional Tier I Capital 28,834 19,429 18,053 5% The Total Capital Ratio reached 16.0% in March 31, 2019, decreasing 200 basis points when compared to December, 31, 2018, mainly due to the dividends and interest on own capital payments related to profits in 2018, Additional Tier II phase- out update, mitigated by the net income of the period and the Financial Letters/ AT1 issued on January, 2019 and approved by BACEN on February, 2019. Besides, Itaú Unibanco has an R$ 66,151 million capital excess in relation to its required Total Capital, higher than the Additional Capital Buffers requirement of R$ 28,834 million, largely covered by total capital available. The Fixed Assets Ratio (“Índice de Imobilização”) indicates the level of the Total Adjusted Capital committed to the adjusted permanent assets. Itaú Unibanco is within the maximum limit of 50% of the adjusted Total Capital, as established by BACEN. On March 31, 2019, the Fixed Assets Ratio reached 28.3%, which represents a buffer of R$ 28,666 million. 18 Itaú Unibanco

Risk and Capital Management – Pillar 3 On March 31, 2019, the Tier I capital ratio reached 14.6% considering the 30 basis points impact of the Additional Tier 1 approved in February 2019. The CET 1 capital ratio fully loaded reached 13.3%. Common Equity Tier 1 (1) The multiplier of market risk, operational risk and certain credit risk accounts was 11.6 in 2018 and is 12.5 in 2019. (2) Additional dividends and IOC in the amount of R$17.5 billion before taxes 19 Itaú Unibanco Risk and Capital Management – Pillar 3 On March 31, 2019, the Tier I capital ratio reached 14.6% considering the 30 basis points impact of the Additional Tier 1 approved in February 2019. The CET 1 capital ratio fully loaded reached 13.3%. Common Equity Tier 1 (1) The multiplier of market risk, operational risk and certain credit risk accounts was 11.6 in 2018 and is 12.5 in 2019. (2) Additional dividends and IOC in the amount of R$17.5 billion before taxes 19 Itaú Unibanco

Risk and Capital Management – Pillar 3

2.8.1 IRRBB - Interest Rate Risk in the Banking Book

BACEN's (Central Bank of Brazil) Circular 3,876, published in January 2018, states on methodologies and procedures for evaluation of the capital adequacy, held to cover interest rates risk from instruments held in the banking book.

For the purposes of this Circular, are defined:

- ΔEVE (Delta Economic Value of Equity) is defined as the difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario;
- ΔNII (Delta Net Interest Income) is defined as the difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario.

The sensibility analysis introduced here are just a static evaluation of the portfolio interest rate exposure, and, therefore, don´t consider the dynamic management of the treasury desk and risk control areas, which hold the responsibility for measures to mitigate risk under an adverse situation, minimizing significant losses. Moreover, it is highlighted, though, the results presented do not translate into accountable or economic results for certain, because this analysis has, only, an interest rate risk disclosure purpose and to demonstrate the principle protection actions, considering the instruments fair value, apart from any accounting practices adopted by Itaú Unibanco.

The institution uses an internal model to measure ΔEVE and ΔNII. ΔEVE results do not represent immediate impact in the stockholders' equity. Meanwhile, ΔNII results indicate potential volatility in the projected interest rates results.

In compliance with the circular 3,876, the following demonstrates qualitative and quantitative details of risk management for IRRBB in Itaú Unibanco.

Framework and Treatment

Interest rate risk in the banking book refers to the potential risk of impact on capital sufficiency and/or on the results of financial intermediation due to adverse movements in interest rates, taking into account the principal flows of instruments held in the banking book.

The main point of assets and liabilities management is to maximize the risk-return ratio of positions held in the banking book, taking into account the economic value of these assets/liabilities and the impact on actual and future bank's results.

The interest rate risk managing on transactions held in the banking book occurs within the governance and hierarchy of decision-making bodies and under a limits structure and alerts approved specifically for these purpose, which is sensitive due to different levels and classes of market risk.

The management structure of IRRBB has it owns risk policies and controls intended to ensure adherence to the bank's risk appetite. The IRRBB framework has granular management limits for several other risk metrics and consolidated limits for ΔEVE and ΔNII results, besides the limits associated with stress tests.

The asset and liability management unit is responsible for managing timing mismatches between asset and liability flows, and minimizes interest rate risk by through strategies as economic hedge and accounting hedge.

All the models associated with IRRBB have a robust independent validation process and are approved by a CTAM (Technical Model Assessment Commission). In addition, all the models and processes are assessed by internal audit.

The interest rate risk framework in the banking book uses management measurements that are calculated daily for limit control. The ΔEVE and ΔNII metrics are calculated according to the risk appetite limits and the other risk metrics in terms of management risk limits.

In the process of managing interest rate risk of the banking book, transactions subject to automatic options are calculated according to internal market models which split the products, as far as possible, into linear and non-linear payoffs. The linear payoffs are treated similarly to any other instruments without options, and for non-linear payoffs an additional value is computed and added on the ΔEVE and ΔNII metrics.

In general terms, transactions subject to behavioral options are classified as deposits with no contractual maturity date defined or products subject to early repayment. Non-maturity deposits are classified according to their nature and stability to guarantee compliance with regulatory limits. A survival analysis model treats the products subject to

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Itaú Unibanco

Risk and Capital Management – Pillar 3

pre-payment, using the historical dataset to calibrate its parameters. The instruments flows with homogeneous characteristics are adjusted by specific models to reflect, in the most appropriate way, the repricing flows of the instruments.

The banking book consists of asset and liability transactions originating in different commercial channels (retail and wholesale) of Itaú Unibanco. The market risk exposures inherent in the banking book consists of various risk factors, which are primary components of the market in price formation.

IRRBB also includes hedging transactions intended to minimize risks deriving from strong fluctuations of market risk factors and their accounting asymmetries.

Market risk generated from structural mismatches is managed by a variety of financial instruments, such as exchange-traded and over-the-counter derivatives. In some cases, operations using derivative financial instruments can be classified as accounting hedges, depending on their risk and cash flow characteristics. In these cases, the supporting documentation is analyzed to enable the effectiveness of the hedge and other changes in the accounting process to be continuously monitored. The accounting and administrative procedures for hedging are defined in BACEN Circular 3,082.

The IRRBB model includes a series of premises:

- ΔEVE and ΔNII are measured on the basis of the cash flows of the banking book instruments, broken down into their risk factors to isolate the effect of the interest rate and the spread components;
- For non-maturity deposits, the models are classified according to their nature and stability and distributed over time considering the regulatory limits;
- The institution uses survival analysis models to handle credit transactions subject to prepayment, and empirical models for transactions subject to earlyredemption;
- The medium-term repricing attributed to non-maturity deposits is defined as 1.4years;
- The maximum-term repricing attributed to non-maturity deposits is defined as 34 years

The article 39 of the circular defines the need to publish ΔEVE and ΔNII, using the standard shock scenarios described in article 11. Itaú Unibanco has opted to an additional disclosure of the metrics above, considering the internal scenarios, because of the understanding that the standard approach shocks and is application are too conservative. The institution understands that is owns internal scenarios, defined by statistical methodologies, which consider the interest rate historical distribution behavior represent in a more appropriate way the potential risk embedded in the interest rates volatility. Additionally, internal model is more adherent with the way Itaú Unibanco manages its own risks.

The table below are presented the main results due the change in the interest rates over the banking book in the standardized scenarios, and, also, in the internal scenarios. It is important to note that, following the normative rules, the potential losses are represented by positive values and potential gains by negative values (between parentheses).

- Parallel Up: increasing in the short-term and in the long-term interestrates;
- Parallel Down: decreasing in the short-term and in the long-term interestrates;
- Short-term increase: increasing in the short-term interest rates;
- Short-term reduction: decreasing in the short-term interest rates;
- Steepener: decreasing in the short-term interest rates and increasing the in the long-term interest rates;
- Flattener: increasing in the short-term interest rates and decreasing the in the long-term interest rates.

Potential Loss of Instruments Classified in the Banking Book arising from Interest Rate Variation Scenarios (1)

(Losses are represented by positive values, while gains are represented by negative values (between parentheses)) *R$ million*

	03/31/2019				12/31/2018			
	ΔEVE		ΔNII		ΔEVE		ΔNII	
Scenarios	Standard (2) Shocks	Internal (3) Shocks	Standard (2) Shocks	Internal (3) Shocks	Standard (2) Shocks	Internal (3) Shocks	Standard (2) Shocks	Internal (3) Shocks
Parallel Up	6,521	3,387	(3,327)	(1,561)	5,085	2,753	(2,587)	(1,213)
Parallel Down	(6,903)	(3,348)	3,657	1,446	(5,458)	(2,797)	2,852	1,103
Short rate Up	5,312	2,604			4,187	2,233		
Short rate Down	(5,652)	(2,498)			(4,384)	(2,155)		
Steepener	(1,974)	(835)			(1,585)	(805)		
Flattener	3,246	1,382			2,505	1,222		
Maximum	**6,521**	**3,387**	**3,657**	**1,446**	**5,085**	**2,753**	**2,852**	**1,103**
Tier I	120,124				131,154			

(1) *Losses in variation measurements are shown as positive values, as per Art. 13 para. 3 of Circular 3,876.*

(2) *Values are calculated using internal models and standard regulatory shocks, as article 39 of Circular 3,876.*

(3) *Values are calculated using internal models and shocks, as per Art. 7 of Circular 3,876.*

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Itaú Unibanco

Risk and Capital Management – Pillar 3 The maximum variation of ΔEVE with internal shocks was R$ 3,387 million as of March 31, 2019, an increase of 23.0% compared to December 31, 2018. For the outlier test, the maximum variation of the ΔEVE with standardized shocks was R$ 6,521 million as of March 31, 2019, corresponding to a potential loss of 5.4% of Tier I, which is less than 15% - percentage that defines the institution as outlier (according to Art.44 of Circular 3,876). The ∆NII with internal shocks for a horizon of a year has maximum loss of R$ 1,446 million in the Parallel Down Scenario. 22 Itaú Unibanco Risk and Capital Management – Pillar 3 The maximum variation of ΔEVE with internal shocks was R$ 3,387 million as of March 31, 2019, an increase of 23.0% compared to December 31, 2018. For the outlier test, the maximum variation of the ΔEVE with standardized shocks was R$ 6,521 million as of March 31, 2019, corresponding to a potential loss of 5.4% of Tier I, which is less than 15% - percentage that defines the institution as outlier (according to Art.44 of Circular 3,876). The ∆NII with internal shocks for a horizon of a year has maximum loss of R$ 1,446 million in the Parallel Down Scenario. 22 Itaú Unibanco

Risk and Capital Management – Pillar 3 2.9 Leverage Ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation. As required by BACEN Circular Letter 3,706, Itaú Unibanco has since October 2015 been reporting the Leverage Ratio to BACEN monthly. As from January 1, 2018, the Resolution 4,615 was put into force and established the minimum requirement of 3% for the Leverage Ratio. The following information is based on the methodology and standard established by BACEN Circular 3,748. Comparative Summary of Published Financial Statements and Leverage Ratio R$ Thousand 03/31/2019 12/31/2018 03/31/2018 1 Total assets according to published financial statements 1 ,651,424,567 1 ,649,613,394 1,524,353,773 2 Adjustment for differences in consolidation of accounts (196,268,386) (193,686,629) (180,828,238) 3 Adjustment for assets assigned or transferred with substantial transfer of risks and benefits and recognized in the books (3,253,435) (3,531,977) (4,152,810) 4 Adjustment for changes in reference values and potential future gains on derivative financial instruments 1 8,871,765 3,762,182 6,743,393 5 Adjustment for repurchase transactions and securities lending 10,813,262 1 0,581,273 10,416,340 6 Adjustment for transactions not booked in prudential conglomerate's total assets 111,673,986 111,392,609 125,930,342 7 Other adjustments (130,042,264) (119,399,124) (102,369,396) 8 Total Exposure 1 ,463,219,496 1,458,731,726 1,380,093,405 Disclosure of information on Leverage Ratio R$ Thousand 03/31/2019 12/31/2018 03/31/2018 Items shown in the Balance Sheet Balance sheet items other than derivative financial instruments, securities received on loan and resales for settlement under 1 1,066,905,817 1,061,278,745 1 ,004,433,878 repurchase transactions 2 Adjustments for equity items deducted in calculating Level I Capital (32,810,054) (30,373,825) (34,800,081) 3 Total exposure shown in the Balance Sheet 1,034,095,763 1 ,030,904,920 969,633,797 Transactions using Derivative Financial Instruments 4 Replacement value for derivatives transactions 26,072,628 2 3,838,639 30,549,780 5 Potential future gains from derivatives transactions 18,045,839 5,880,983 11,387,578 6 Adjustment for collateral in derivatives transactions - - - 7 Adjustment for daily margin held as collateral - - - Derivatives in the name of customers where there is no contractual obligation to reimburse in the event of bankruptcy or 8 (8,533,696) (8,126,140) (8,839,668) default of the entities responsible for the settlement system 9 Reference value adjusted for credit derivatives 6 ,543,589 6,852,704 4,852,581 10 Adjustment of reference value calculated for credit derivatives (717,831) (845,365) (657,099) 11 Total exposure for derivative financial instruments 4 1,410,530 2 7,600,821 3 7,293,173 Repurchase Transactions and Securities Lending (TVM) 12 Investments in repurchase transactions and securities lending 254,462,278 272,924,200 234,937,229 13 Adjustment for repurchases for settlement and creditors of securities lending - - - 14 Amount of counterparty credit risk 10,813,262 1 0,581,273 10,416,340 15 Amount of counterparty credit risk in transactions as intermediary 1 0,763,677 5 ,327,903 1,882,523 16 Total exposure for repurchase transactions and securities lending 276,039,217 288,833,376 247,236,092 Off-balance sheet items 17 Reference value of off-balance sheet transactions 345,669,940 340,901,467 321,848,247 18 Adjustment for application of FCC specific to off-balance sheet transactions (233,995,954) (229,508,858) (195,917,904) 19 Total off-balance sheet exposure 111,673,986 111,392,609 125,930,342 Capital and Total Exposure 20 Level I 120,124,226 131,154,464 110,410,462 21 Total Exposure 1 ,463,219,496 1 ,458,731,726 1 ,380,093,405 Leverage Ratio 22 Basel III Leverage Ratio 8.2% 9.0% 8.0% 23 Itaú Unibanco Risk and Capital Management – Pillar 3 2.9 Leverage Ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation. As required by BACEN Circular Letter 3,706, Itaú Unibanco has since October 2015 been reporting the Leverage Ratio to BACEN monthly. As from January 1, 2018, the Resolution 4,615 was put into force and established the minimum requirement of 3% for the Leverage Ratio. The following information is based on the methodology and standard established by BACEN Circular 3,748. Comparative Summary of Published Financial Statements and Leverage Ratio R$ Thousand 03/31/2019 12/31/2018 03/31/2018 1 Total assets according to published financial statements 1 ,651,424,567 1 ,649,613,394 1,524,353,773 2 Adjustment for differences in consolidation of accounts (196,268,386) (193,686,629) (180,828,238) 3 Adjustment for assets assigned or transferred with substantial transfer of risks and benefits and recognized in the books (3,253,435) (3,531,977) (4,152,810) 4 Adjustment for changes in reference values and potential future gains on derivative financial instruments 1 8,871,765 3,762,182 6,743,393 5 Adjustment for repurchase transactions and securities lending 10,813,262 1 0,581,273 10,416,340 6 Adjustment for transactions not booked in prudential conglomerate's total assets 111,673,986 111,392,609 125,930,342 7 Other adjustments (130,042,264) (119,399,124) (102,369,396) 8 Total Exposure 1 ,463,219,496 1,458,731,726 1,380,093,405 Disclosure of information on Leverage Ratio R$ Thousand 03/31/2019 12/31/2018 03/31/2018 Items shown in the Balance Sheet Balance sheet items other than derivative financial instruments, securities received on loan and resales for settlement under 1 1,066,905,817 1,061,278,745 1 ,004,433,878 repurchase transactions 2 Adjustments for equity items deducted in calculating Level I Capital (32,810,054) (30,373,825) (34,800,081) 3 Total exposure shown in the Balance Sheet 1,034,095,763 1 ,030,904,920 969,633,797 Transactions using Derivative Financial Instruments 4 Replacement value for derivatives transactions 26,072,628 2 3,838,639 30,549,780 5 Potential future gains from derivatives transactions 18,045,839 5,880,983 11,387,578 6 Adjustment for collateral in derivatives transactions - - - 7 Adjustment for daily margin held as collateral - - - Derivatives in the name of customers where there is no contractual obligation to reimburse in the event of bankruptcy or 8 (8,533,696) (8,126,140) (8,839,668) default of the entities responsible for the settlement system 9 Reference value adjusted for credit derivatives 6 ,543,589 6,852,704 4,852,581 10 Adjustment of reference value calculated for credit derivatives (717,831) (845,365) (657,099) 11 Total exposure for derivative financial instruments 4 1,410,530 2 7,600,821 3 7,293,173 Repurchase Transactions and Securities Lending (TVM) 12 Investments in repurchase transactions and securities lending 254,462,278 272,924,200 234,937,229 13 Adjustment for repurchases for settlement and creditors of securities lending - - - 14 Amount of counterparty credit risk 10,813,262 1 0,581,273 10,416,340 15 Amount of counterparty credit risk in transactions as intermediary 1 0,763,677 5 ,327,903 1,882,523 16 Total exposure for repurchase transactions and securities lending 276,039,217 288,833,376 247,236,092 Off-balance sheet items 17 Reference value of off-balance sheet transactions 345,669,940 340,901,467 321,848,247 18 Adjustment for application of FCC specific to off-balance sheet transactions (233,995,954) (229,508,858) (195,917,904) 19 Total off-balance sheet exposure 111,673,986 111,392,609 125,930,342 Capital and Total Exposure 20 Level I 120,124,226 131,154,464 110,410,462 21 Total Exposure 1 ,463,219,496 1 ,458,731,726 1 ,380,093,405 Leverage Ratio 22 Basel III Leverage Ratio 8.2% 9.0% 8.0% 23 Itaú Unibanco

Risk and Capital Management – Pillar 3 3 Balance Sheet The following table presents a comparison between the Balance Sheet of Itaú Unibanco Holding S.A. presented in the Financial Statements and of Prudential Consolidation. Comparisson of balance sheets – Assets R$ million Consolidated (1) (2) Diferences Prudential Ref. Appedix I Balanced Sheet Assets 03/31/2019 Current assets and Long-term receivables 1,617,065 (217,595) 1,399,471 Cash and cash equivalents 30,376 (58) 30,318 Interbank investments 284,398 (3,616) 280,782 Securities and derivative financial instruments 464,081 (209,519) 254,562 Interbank accounts 132,950 - 132,950 Interbranch accounts 381 - 381 Loan, lease and other credit operations 510,606 - 510,606 Other receivables 191,184 (4,338) 186,847 Tax credit and Actuarial Assets - - 18,193 Tax credits arising from income tax losses and social contribution - - 5 ,021 (b) Credits resulting from temporary differences - - 1 3,106 (c ) Actuarial assets related to defined benefit pension funds - - 66 (d) Other - - 1 68,653 Other assets 3,090 (64) 3,026 Permanent assets 34,359 21,326 55,685 Investments 12,963 22,744 35,708 Goodwill based on the expectation of future profitability - - 601 (e) investments in the capital of companies that are similar to non-consolidated - - 8 ,287 (f) financial institutions and insurance companies investments in the capital of financial institutions - - 7,970 (a) Other - - 18,849 Real estate in use 6,336 (522) 5,814 Deferred permanent assets - - - (g) Other - - 5,814 Goodwill 1,222 (872) 350 Goodwill based on the expectation of future profitability - - 350 (e) Intangible assets 13,837 (24) 13,814 Acquisition of rights to credit payroll 1,403 - 1,403 (h)/(l) Other intangible assets 2 2,833 (79) 22,754 Intangible assets - - 1 2,810 (h)/(l) Goodwill based on the expectation of future profitability - - 9 ,368 (e) Deferred permanent assets - - 441 (g) Other - - 136 (Accumulated amortization) (10,400) 55 (10,344) Intangible assets - - (6,404) (h)/(l) Goodwill based on the expectation of future profitability - - (3,500) (e) Deferred permanent assets - - (441) (g) Total assets 1,651,425 (196,268) 1,455,156 (1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudential Conglomerate and also by the eliminations of transactions with related parties. (2) Prudential information that is presented in Appedix I of this document 24 Itaú Unibanco Risk and Capital Management – Pillar 3 3 Balance Sheet The following table presents a comparison between the Balance Sheet of Itaú Unibanco Holding S.A. presented in the Financial Statements and of Prudential Consolidation. Comparisson of balance sheets – Assets R$ million Consolidated (1) (2) Diferences Prudential Ref. Appedix I Balanced Sheet Assets 03/31/2019 Current assets and Long-term receivables 1,617,065 (217,595) 1,399,471 Cash and cash equivalents 30,376 (58) 30,318 Interbank investments 284,398 (3,616) 280,782 Securities and derivative financial instruments 464,081 (209,519) 254,562 Interbank accounts 132,950 - 132,950 Interbranch accounts 381 - 381 Loan, lease and other credit operations 510,606 - 510,606 Other receivables 191,184 (4,338) 186,847 Tax credit and Actuarial Assets - - 18,193 Tax credits arising from income tax losses and social contribution - - 5 ,021 (b) Credits resulting from temporary differences - - 1 3,106 (c ) Actuarial assets related to defined benefit pension funds - - 66 (d) Other - - 1 68,653 Other assets 3,090 (64) 3,026 Permanent assets 34,359 21,326 55,685 Investments 12,963 22,744 35,708 Goodwill based on the expectation of future profitability - - 601 (e) investments in the capital of companies that are similar to non-consolidated - - 8 ,287 (f) financial institutions and insurance companies investments in the capital of financial institutions - - 7,970 (a) Other - - 18,849 Real estate in use 6,336 (522) 5,814 Deferred permanent assets - - - (g) Other - - 5,814 Goodwill 1,222 (872) 350 Goodwill based on the expectation of future profitability - - 350 (e) Intangible assets 13,837 (24) 13,814 Acquisition of rights to credit payroll 1,403 - 1,403 (h)/(l) Other intangible assets 2 2,833 (79) 22,754 Intangible assets - - 1 2,810 (h)/(l) Goodwill based on the expectation of future profitability - - 9 ,368 (e) Deferred permanent assets - - 441 (g) Other - - 136 (Accumulated amortization) (10,400) 55 (10,344) Intangible assets - - (6,404) (h)/(l) Goodwill based on the expectation of future profitability - - (3,500) (e) Deferred permanent assets - - (441) (g) Total assets 1,651,425 (196,268) 1,455,156 (1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudential Conglomerate and also by the eliminations of transactions with related parties. (2) Prudential information that is presented in Appedix I of this document 24 Itaú Unibanco

Risk and Capital Management – Pillar 3 Comparisson of balance sheets – Liabilities R$ million Consolidated (1) (2) Prudential Diferences Ref. Appedix I Balanced Sheet Liabilities 03/31/2019 Current and Long-term Liabilities 1,516,436 (196,281) 1,320,154 Deposits 461,487 8,563 470,051 Deposits received under securities repurchase agreements 328,028 393 328,420 Funds from acceptances and issuance of securities 117,040 - 117,040 Interbank accounts 44,958 - 44,958 Interbranch accounts 5,849 3 5,852 Borrowings and onlending 69,630 - 69,630 Derivative financial instruments 27,599 (1) 27,598 Technical provision for insurance, pension plan and capitalization 207,308 (207,308) - Other liabilities 254,537 2,069 256,606 Social and statutory 15,534 (1,651) 13,883 Tax credits arising from income tax losses and social contribution - - 5,287 (b)/(c ) Provision of Actuarial assets related to defined benefit pension funds - - 284 (d) Other - - 8 ,312 Other - - 242,722 Deferred income 2,667 12 2,679 Non-controlling interest in subsidiaries 12,498 (70) 12,427 Non-controlling interest in subsidiaries that are part of the conglomerate - - 12,427 (j) Stockholders' equity 119,824 71 119,895 Capital 97,148 - 97,148 Eligible Instruments - - 9 7,148 (k) Capital reserves 1,559 - 1,559 Capital reserves - - 1 ,559 (m) Revenue reserves 25,064 (1,130) 23,933 Revenue reserves - - 2 3,933 (l) Asset valuation adjustment (2,612) 1,201 (1,411) Other revenue and other reserve - - (1,411) (m) (Treasury shares) (1,334) - (1,334) Shares or other instruments issued by the bank - - (1,334) (n) Total liabilities and stockholders' equity 1,651,425 (196,268) 1,455,156 (1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties. (2) Prudential information that is presented in Appedix I of this document. 25 Itaú Unibanco Risk and Capital Management – Pillar 3 Comparisson of balance sheets – Liabilities R$ million Consolidated (1) (2) Prudential Diferences Ref. Appedix I Balanced Sheet Liabilities 03/31/2019 Current and Long-term Liabilities 1,516,436 (196,281) 1,320,154 Deposits 461,487 8,563 470,051 Deposits received under securities repurchase agreements 328,028 393 328,420 Funds from acceptances and issuance of securities 117,040 - 117,040 Interbank accounts 44,958 - 44,958 Interbranch accounts 5,849 3 5,852 Borrowings and onlending 69,630 - 69,630 Derivative financial instruments 27,599 (1) 27,598 Technical provision for insurance, pension plan and capitalization 207,308 (207,308) - Other liabilities 254,537 2,069 256,606 Social and statutory 15,534 (1,651) 13,883 Tax credits arising from income tax losses and social contribution - - 5,287 (b)/(c ) Provision of Actuarial assets related to defined benefit pension funds - - 284 (d) Other - - 8 ,312 Other - - 242,722 Deferred income 2,667 12 2,679 Non-controlling interest in subsidiaries 12,498 (70) 12,427 Non-controlling interest in subsidiaries that are part of the conglomerate - - 12,427 (j) Stockholders' equity 119,824 71 119,895 Capital 97,148 - 97,148 Eligible Instruments - - 9 7,148 (k) Capital reserves 1,559 - 1,559 Capital reserves - - 1 ,559 (m) Revenue reserves 25,064 (1,130) 23,933 Revenue reserves - - 2 3,933 (l) Asset valuation adjustment (2,612) 1,201 (1,411) Other revenue and other reserve - - (1,411) (m) (Treasury shares) (1,334) - (1,334) Shares or other instruments issued by the bank - - (1,334) (n) Total liabilities and stockholders' equity 1,651,425 (196,268) 1,455,156 (1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties. (2) Prudential information that is presented in Appedix I of this document. 25 Itaú Unibanco

Risk and Capital Management – Pillar 3

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provides the institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco.

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

Institutions that comprise the financial statements and the Prudential Consolidation	Country	% Equity share in capital
Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	98.05%
Banco Investcred Unibanco S.A.	Brazil	50.00%
Banco Itaú (Suisse) SA	Switzerland	100.00%
Banco Itaú Argentina S.A.	Argentina	100.00%
Banco Itaú BBA S.A.	Brazil	100.00%
Banco Itaú Consignado S.A.	Brazil	100.00%
Banco Itaú International	United States	100.00%
Banco Itaú Paraguay S.A.	Paraguay	100.00%
Banco Itaú Uruguay S.A.	Uruguay	100.00%
Banco Itaú Veículos S.A.	Brazil	100.00%
Banco ItauBank S.A.	Brazil	100.00%
Banco Itaucard S.A.	Brazil	100.00%
Banco Itauleasing S.A.	Brazil	100.00%
CorpBanca New York Branch	United States	38.14%
Dibens Leasing S.A. - Arrendamento Mercantil	Brazil	100.00%
FIDC NP América Multicarteira	Brazil	100.00%
Fideicomisos Financiero Privados BHSA	Argentina	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Fundo De Invest Dir Creditórios Não Padron NPL II	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel	Brazil	100.00%
Fundo Fortaleza de Investimento Imobiliário	Brazil	100.00%
Hipercard Banco Múltiplo S.A.	Brazil	100.00%
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	100.00%
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	Brazil	100.00%
Itaú (Panamá) S.A.	Panama	25.28%
Itaú Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	Colombia	25.28%
Itaú Bank & Trust Bahamas Ltd.	Bahamas	100.00%
Itaú Bank & Trust Cayman Ltd.	Cayman Islands	100.00%
Itau Bank, Ltd.	Cayman Islands	100.00%
Itau BBA International Plc	United Kingdom	100.00%
Itau BBA USA Securities Inc.	United States	100.00%
Itaú Casa de Valores S.A.	Panama	25.56%
Itaú Cia. Securitizadora de Créditos Financeiros	Brazil	100.00%
Itaú Comisionista de Bolsa Colombia S.A.	Colombia	25.56%
Itaú Corpbanca	Chile	38.14%

26

Itaú Unibanco

Risk and Capital Management – Pillar 3

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

Institutions that comprise the financial statements and the Prudential Consolidation	Country	% Equity share in capital
Itaú CorpBanca Colombia S.A.	Colombia	25.28%
Itaú Corredores de Bolsa Limitada	Chile	38.14%
Itaú Corretora de Valores S.A.	Brazil	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	100.00%
Itaú EU Lux-Itaú Latin America Equity Fund	Luxembourg	64.50%
Itaú International Securities Inc.	United States	100.00%
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado	Brazil	100.00%
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria	Colombia	25.98%
Itaú Unibanco Holding S.A.	Brazil	100.00%
Itaú Unibanco Holding S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A.	Brazil	100.00%
Itaú Unibanco S.A. - Tokyo Branch	Japan	100.00%
Itaú Unibanco S.A. - Nassau Branch	Bahamas	100.00%
Itaú Unibanco S.A. Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A. New York Branch	United States	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Valores S.A.	Argentina	100.00%
Itauvest Distribuidora de Títulos e Val. Mobiliários S.A.	Brazil	100.00%
ITB Holding Ltd.	Cayman Islands	100.00%
Kinea Ações Fundo de Investimento em Ações	Brazil	100.00%
Kinea Ações Fundo de Investimento em Cotas de Fundos de Investimento em Ações	Brazil	98.60%
Kinea CO-investimento Fundo de Investimento Imobiliario	Brazil	100.00%
Kinea Dinamico Master - Long Biased Fundo De Investimento Em Acoes	Brazil	100.00%
Kinea I Private Equity FIP Multiestrategia	Brazil	100.00%
Kinea I Total Return Equity - Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	Brazil	100.00%
Kinea II Macro Fundo de Investimento Multimercado Crédito Privado	Brazil	100.00%
Licania Fund Limited	Cayman Islands	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Brazil	50.00%
MCC S.A. Corredores de Bolsa	Chile	100.00%
MCC Securities Inc.	Cayman Islands	100.00%
Microinvest S.A. Soc. de Crédito a Microempreendedor	Brazil	100.00%
OCA S.A.	Uruguay	100.00%
Oli Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Uruguay	100.00%
RedeCard S.A.	Brazil	100.00%
Rt Enterprise Soberano Renda Fixa Fundo de Investimento	Brazil	43.63%
Rt Itaú Dj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento	Brazil	100.00%
Rt Voyager Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
Uni-Investment International Corp.	Cayman Islands	100.00%
Universo FIP Multiestratégia	Brazil	100.00%

27

Itaú Unibanco

Risk and Capital Management – Pillar 3

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

Institutions that comprise only the Financial Statements	Country	% Equity share on capital
ACCS Administradora e Corretora de Seguros Ltda.	Brazil	98.71%
Albarus S.A.	Paraguay	100.00%
BICSA Holdings, Ltd.	Cayman Islands	100.00%
BIE Cayman Ltd.	Cayman Islands	100.00%
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
CGB II SPA	Chile	100.00%
CGB III SPA	Chile	100.00%
Cia. Itaú de Capitalização	Brazil	100.00%
Corplegal S.A.	Chile	38.14%
Estrel Serviços Administrativos S.A.	Brazil	100.00%
FC Recovery S.A.	Argentina	96.00%
FIC Promotora de Vendas Ltda.	Brazil	50.00%
iCarros Ltda.	Brazil	100.00%
IGA PARTICIPAÇÕES S.A.	Brazil	96.88%
Investimentos Bemge S.A.	Brazil	86.81%
Itaú Administração Previdenciária Ltda.	Brazil	100.00%
Itaú Administradora General de Fondos S.A.	Chile	38.14%
Itaú Asesorías Financieras S.A.	Chile	38.14%
Itau Asia Securities Limited	Hong Kong	100.00%
Itau Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.00%
Itau Bahamas Directors Ltd.	Bahamas	100.00%
Itau Bahamas Nominees Ltd.	Bahamas	100.00%
Itaú BBA Colombia S.A. Corporación Financiera	Colombia	100.00%
Itau BBA International (Cayman) Ltd.	Cayman Islands	100.00%
Itaú BBA México, S.A. de C.V.	Mexico	100.00%
Itaú BBA Trading S.A.	Brazil	100.00%
Itaú Chile Compañía de Seguros de Vida S.A.	Chile	99.99%
Itaú Chile Inversiones, Servicios y Administracion S.A.	Chile	99.99%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	100.00%
Itaú Corredor de Seguros Colombia S.A.	Colombia	30.50%
Itaú Corredores de Seguros S.A.	Chile	38.14%
Itaú Corretora de Seguros S.A.	Brazil	98.72%
Itaú Europa Luxembourg S.A.	Luxembourg	100.00%
Itaú Gestão de Vendas Ltda.	Brazil	100.00%
Itaú Institucional Renda Fixa Curto Prazo Fundo de Investimento	Brazil	100.00%
Itau International Holding Limited	United Kingdom	100.00%
Itau Middle East Limited	United Arab Emirates	100.00%
Itaú Participação Ltda.	Brazil	100.00%
Itaú Rent Administração e Participações Ltda.	Brazil	98.90%
Itaú Seguros S.A.	Brazil	100.00%
Itau USA Asset Management Inc.	United States	100.00%
Itaú Vida e Previdência S.A.	Brazil	100.00%
Itauseg Participações S.A.	Brazil	100.00%
Itauseg Saúde S.A.	Brazil	100.00%
ITAUSEG SEGURADORA S.A.	Brazil	100.00%
ITB Holding Brasil Participações Ltda.	Brazil	100.00%
Itrust Servicios Inmobiliarios S.A.I.C.	Argentina	100.00%
IU Corretora de Seguros Ltda.	Brazil	100.00%

28

Itaú Unibanco

Risk and Capital Management – Pillar 3 Institutions that comprise the Financial Statements of Itaú Unibanco Holding Institutions that comprise only the Financial Statements Country % Equity share on capital Karen International Limited Bahamas 100.00% Kinea Investimentos Ltda. Brazil 80.00% Maxipago Serviços de Internet Ltda. Brazil 100.00% MCC Asesorías Limitada Chile 100.00% Mundostar S.A. Uruguay 100.00% Nevada Woods S.A. Uruguay 100.00% Proserv - Promociones y Servicios, S.A. de C.V. Mexico 100.00% Provar Negócios de Varejo Ltda. Brazil 100.00% Recaudaciones y Cobranzas Limitada Chile 38.14% Recovery do Brasil Consultoria S.A. Brazil 96.00% RT Alm 5 Fundo de Investimento Renda Fixa Brazil 100.00% RT Alm Soberano 2 Fundo de Investimento Renda Fixa Brazil 100.00% Rt Defiant Multimercado - Fundo de Investimento  Brazil 100.00% Rt Endeavour Renda Fixa Crédito Privado - Fundo de Investimento Brazil 100.00% Rt Multigestor 4 Fundo de Investimento em Cotas De Fundos de Investimento Multimercado Brazil 100.00% RT Nation Renda Fixa - Fundo de Investimento Brazil 99.90% Rt Valiant Renda Fixa - Fundo de Investimento Brazil 100.00% SAGA II SPA Chile 100.00% SAGA III SPA Chile 100.00% Topaz Holding Ltd. Cayman Islands 100.00% Tulipa S.A. Brazil 100.00% Unión Capital AFAP S.A. Uruguay 100.00% Material entities Total assets, stockholders’ equity, country and the industries of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows: Major Institutions R$ million 03/31/2019 12/31/2018 03/31/2018 Institutions Country Activity Total Assets Equity Total Assets Equity Total Assets Equity (1) Financial institution 37,153 4 ,208 3 6,865 4,018 37,049 3 ,946 Banco CorpBanca Colômbia S.A. Colombia (1) Financial institution 6 ,265 628 6 ,339 597 6 ,568 745 Banco Itaú Argentina S.A. Argentina (1) Financial institution 2,670 2 ,353 2 ,786 2 ,209 2 ,521 2 ,334 Banco Itaú BBA S.A. Brazil (1) Banco Itaú BMG Consignado S.A Brazil Financial institution 2 9,576 2 ,174 2 8,872 2,145 28,130 2 ,471 (1) Financial institution 12,735 1 ,203 1 2,893 1,463 11,791 1 ,243 Banco Itaú Paraguay S.A. Paraguay (1) Financial institution 6 ,082 769 6 ,975 762 5 ,873 633 Banco Itaú Suisse S.A. Switzerland (1) Financial institution 17,513 1 ,747 1 7,066 1,672 1 5,038 1 ,381 Banco Itaú Uruguay S.A. Uruguay (1) Financial institution 95,717 9 ,930 9 9,639 9,332 9 6,856 9 ,058 Banco Itaucard S.A. Brazil (1) Financial institution 1 2,159 1 1,826 1 1,967 11,589 11,844 1 1,574 Banco Itauleasing S.A. Brazil Cia. Itaú de Capitalização Brazil Premium Bonds 4,482 697 4 ,585 782 4 ,344 669 (1) Leasing 23,862 5 ,395 3 2,369 5,309 6 6,720 4 ,970 Dibens Leasing S.A. - Arrendamento Mercantil Brazil (1) Consumer Finance Credit 6 ,064 885 5 ,986 838 4 ,777 749 Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Brazil (1) Hipercard Banco Múltiplo S.A. Brazil Financial institution 1 5,954 4 ,501 1 7,684 4,407 1 5,616 4 ,411 (1) Financial institution 9 ,884 4 ,528 9 ,862 4 ,371 8 ,895 3 ,677 Itau Bank, Ltd. Cayman Islands (1) Financial institution 6 2 9 3 405 396 Itau BBA Colombia S.A. Corporación Financiera Colombia (1) Financial institution 30,139 4 ,807 3 2,946 4,665 23,271 3 ,791 Itaú BBA International plc United Kingdom (1) Broker 2 ,030 1 ,860 2 ,009 1 ,856 1 ,698 1 ,580 Itaú BBA USA Securities Inc. United States (2) Insurance 94 77 93 76 98 77 Itaú BMG Seguradora S.A. Brazil (1) Financial institution 1 31,253 16,650 1 28,579 16,567 127,184 16,041 Itaú CorpBanca Chile (1) Itaú Corretora de Valores S.A. Brazil Broker 4,655 1 ,326 3 ,856 1 ,262 4 ,507 1 ,284 Itaú Seguros S.A. Brazil Insurance 5 ,989 2 ,023 6 ,572 2 ,062 9 ,228 5 ,844 (1) Financial institution 1 ,205,356 9 0,784 1 ,230,424 8 7,200 1,190,373 7 0,320 Itaú Unibanco S.A. Brazil Itaú Vida e Previdência S.A. Brazil Pension Plan 2 04,283 2 ,910 2 00,175 2 ,610 187,151 4 ,206 (1) Consumer Finance Credit 8 ,678 844 8 ,323 809 6 ,013 676 Luizacred S.A. Soc. Cred. Financiamento Investimento Brazil (1) Acquirer 67,411 1 6,774 6 8,624 16,403 60,806 1 5,751 Redecard S.A. Brazil (1) Institutions included in the Prudential Conglomerate. 29 Itaú Unibanco Risk and Capital Management – Pillar 3 Institutions that comprise the Financial Statements of Itaú Unibanco Holding Institutions that comprise only the Financial Statements Country % Equity share on capital Karen International Limited Bahamas 100.00% Kinea Investimentos Ltda. Brazil 80.00% Maxipago Serviços de Internet Ltda. Brazil 100.00% MCC Asesorías Limitada Chile 100.00% Mundostar S.A. Uruguay 100.00% Nevada Woods S.A. Uruguay 100.00% Proserv - Promociones y Servicios, S.A. de C.V. Mexico 100.00% Provar Negócios de Varejo Ltda. Brazil 100.00% Recaudaciones y Cobranzas Limitada Chile 38.14% Recovery do Brasil Consultoria S.A. Brazil 96.00% RT Alm 5 Fundo de Investimento Renda Fixa Brazil 100.00% RT Alm Soberano 2 Fundo de Investimento Renda Fixa Brazil 100.00% Rt Defiant Multimercado - Fundo de Investimento Brazil 100.00% Rt Endeavour Renda Fixa Crédito Privado - Fundo de Investimento Brazil 100.00% Rt Multigestor 4 Fundo de Investimento em Cotas De Fundos de Investimento Multimercado Brazil 100.00% RT Nation Renda Fixa - Fundo de Investimento Brazil 99.90% Rt Valiant Renda Fixa - Fundo de Investimento Brazil 100.00% SAGA II SPA Chile 100.00% SAGA III SPA Chile 100.00% Topaz Holding Ltd. Cayman Islands 100.00% Tulipa S.A. Brazil 100.00% Unión Capital AFAP S.A. Uruguay 100.00% Material entities Total assets, stockholders’ equity, country and the industries of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows: Major Institutions R$ million 03/31/2019 12/31/2018 03/31/2018 Institutions Country Activity Total Assets Equity Total Assets Equity Total Assets Equity (1) Financial institution 37,153 4 ,208 3 6,865 4,018 37,049 3 ,946 Banco CorpBanca Colômbia S.A. Colombia (1) Financial institution 6 ,265 628 6 ,339 597 6 ,568 745 Banco Itaú Argentina S.A. Argentina (1) Financial institution 2,670 2 ,353 2 ,786 2 ,209 2 ,521 2 ,334 Banco Itaú BBA S.A. Brazil (1) Banco Itaú BMG Consignado S.A Brazil Financial institution 2 9,576 2 ,174 2 8,872 2,145 28,130 2 ,471 (1) Financial institution 12,735 1 ,203 1 2,893 1,463 11,791 1 ,243 Banco Itaú Paraguay S.A. Paraguay (1) Financial institution 6 ,082 769 6 ,975 762 5 ,873 633 Banco Itaú Suisse S.A. Switzerland (1) Financial institution 17,513 1 ,747 1 7,066 1,672 1 5,038 1 ,381 Banco Itaú Uruguay S.A. Uruguay (1) Financial institution 95,717 9 ,930 9 9,639 9,332 9 6,856 9 ,058 Banco Itaucard S.A. Brazil (1) Financial institution 1 2,159 1 1,826 1 1,967 11,589 11,844 1 1,574 Banco Itauleasing S.A. Brazil Cia. Itaú de Capitalização Brazil Premium Bonds 4,482 697 4 ,585 782 4 ,344 669 (1) Leasing 23,862 5 ,395 3 2,369 5,309 6 6,720 4 ,970 Dibens Leasing S.A. - Arrendamento Mercantil Brazil (1) Consumer Finance Credit 6 ,064 885 5 ,986 838 4 ,777 749 Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Brazil (1) Hipercard Banco Múltiplo S.A. Brazil Financial institution 1 5,954 4 ,501 1 7,684 4,407 1 5,616 4 ,411 (1) Financial institution 9 ,884 4 ,528 9 ,862 4 ,371 8 ,895 3 ,677 Itau Bank, Ltd. Cayman Islands (1) Financial institution 6 2 9 3 405 396 Itau BBA Colombia S.A. Corporación Financiera Colombia (1) Financial institution 30,139 4 ,807 3 2,946 4,665 23,271 3 ,791 Itaú BBA International plc United Kingdom (1) Broker 2 ,030 1 ,860 2 ,009 1 ,856 1 ,698 1 ,580 Itaú BBA USA Securities Inc. United States (2) Insurance 94 77 93 76 98 77 Itaú BMG Seguradora S.A. Brazil (1) Financial institution 1 31,253 16,650 1 28,579 16,567 127,184 16,041 Itaú CorpBanca Chile (1) Itaú Corretora de Valores S.A. Brazil Broker 4,655 1 ,326 3 ,856 1 ,262 4 ,507 1 ,284 Itaú Seguros S.A. Brazil Insurance 5 ,989 2 ,023 6 ,572 2 ,062 9 ,228 5 ,844 (1) Financial institution 1 ,205,356 9 0,784 1 ,230,424 8 7,200 1,190,373 7 0,320 Itaú Unibanco S.A. Brazil Itaú Vida e Previdência S.A. Brazil Pension Plan 2 04,283 2 ,910 2 00,175 2 ,610 187,151 4 ,206 (1) Consumer Finance Credit 8 ,678 844 8 ,323 809 6 ,013 676 Luizacred S.A. Soc. Cred. Financiamento Investimento Brazil (1) Acquirer 67,411 1 6,774 6 8,624 16,403 60,806 1 5,751 Redecard S.A. Brazil (1) Institutions included in the Prudential Conglomerate. 29 Itaú Unibanco

Risk and Capital Management – Pillar 3 4 Investments in other entities not classified in the trading book The financial statements of Itaú Unibanco and its subsidiaries have been prepared in accordance with the Corporate Law (“Lei das Sociedades por Ações”), and subsequent amendments, and with the rules issued by BACEN, CMN, CVM, SUSEP, CNSP and PREVIC, when applicable, which include accounting practices and estimates for the establishment of provisions and the valuation of financial assets. The interests held in other entities valued at acquisition price are classified in Permanent Assets, when there is the intention to hold them, and then are tested for impairment on a six-month basis. Investments in other companies which are not intended to be held for a long term are classified as Securities, and measured at market value. Itaú Unibanco applies its policies on a systematic basis, ensuring the consistency and comparability of its information. In the first quarter of 2019, there were no significant amendments to policies related to investments in other entities. Itaú Unibanco holds corporate interests mainly for strategic reasons and to obtain capital gains. For further information on Itaú Unibanco’s accounting policies, please see Note 3 – “Summary of the main accounting practices”, on the Complete Financial Statements, which is available on the website www.itau.com.br/investor-relations. The assessment of equity risk not included in the trading book, designated financial investment risk, is done on ICAAP process. This assessment simulates asset losses in a stress scenario. The table below shows the investments in other entities not classified in the trading book. On March 31, 2019, the capital required for these investments was R$ 212.1 million. Investments in other entities R$ million 03/31/2019 12/31/2018 03/31/2018 Carrying Amount 1 ,495.6 1 ,228.6 6 42.3 Public 5 94.8 5 26.1 5 28.4 Private 9 00.8 7 02.5 1 13.8 Fair value 1 ,531.1 1 ,260.8 8 57.4 Public 6 10.7 5 41.3 7 20.4 Private 9 20.4 7 19.5 1 37.1 Gain or losses arising on investments in other entities (40.2) 0 .3 8 9.6 Recognized and unrealized gain or losses 3.3 (40.9) 2 1.3 Unrecognized and unrealized gain or losses 35.5 3 2.2 2 15.1 30 Itaú Unibanco Risk and Capital Management – Pillar 3 4 Investments in other entities not classified in the trading book The financial statements of Itaú Unibanco and its subsidiaries have been prepared in accordance with the Corporate Law (“Lei das Sociedades por Ações”), and subsequent amendments, and with the rules issued by BACEN, CMN, CVM, SUSEP, CNSP and PREVIC, when applicable, which include accounting practices and estimates for the establishment of provisions and the valuation of financial assets. The interests held in other entities valued at acquisition price are classified in Permanent Assets, when there is the intention to hold them, and then are tested for impairment on a six-month basis. Investments in other companies which are not intended to be held for a long term are classified as Securities, and measured at market value. Itaú Unibanco applies its policies on a systematic basis, ensuring the consistency and comparability of its information. In the first quarter of 2019, there were no significant amendments to policies related to investments in other entities. Itaú Unibanco holds corporate interests mainly for strategic reasons and to obtain capital gains. For further information on Itaú Unibanco’s accounting policies, please see Note 3 – “Summary of the main accounting practices”, on the Complete Financial Statements, which is available on the website www.itau.com.br/investor-relations. The assessment of equity risk not included in the trading book, designated financial investment risk, is done on ICAAP process. This assessment simulates asset losses in a stress scenario. The table below shows the investments in other entities not classified in the trading book. On March 31, 2019, the capital required for these investments was R$ 212.1 million. Investments in other entities R$ million 03/31/2019 12/31/2018 03/31/2018 Carrying Amount 1 ,495.6 1 ,228.6 6 42.3 Public 5 94.8 5 26.1 5 28.4 Private 9 00.8 7 02.5 1 13.8 Fair value 1 ,531.1 1 ,260.8 8 57.4 Public 6 10.7 5 41.3 7 20.4 Private 9 20.4 7 19.5 1 37.1 Gain or losses arising on investments in other entities (40.2) 0 .3 8 9.6 Recognized and unrealized gain or losses 3.3 (40.9) 2 1.3 Unrecognized and unrealized gain or losses 35.5 3 2.2 2 15.1 30 Itaú Unibanco

Risk and Capital Management – Pillar 3 5 Credit Risk 5.1 Framework and Treatment Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s, issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs. The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution’s risk appetite for each market segment in which we operate. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are responsibility of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase. There is a credit risk management and control structure, centralized and independent of the business units and defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. The credit’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects, and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable. Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others. With respect to individuals, small and medium companies, credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models. For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reserve occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral. To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate. Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, described in item “9 Other Risks”. In compliance with CMN Resolution 3,721, the document “Public Access Report - Credit Risk,” which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies. 31 Itaú Unibanco Risk and Capital Management – Pillar 3 5 Credit Risk 5.1 Framework and Treatment Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s, issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs. The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution’s risk appetite for each market segment in which we operate. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are responsibility of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase. There is a credit risk management and control structure, centralized and independent of the business units and defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. The credit’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects, and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable. Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others. With respect to individuals, small and medium companies, credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models. For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reserve occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral. To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate. Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, described in item “9 Other Risks”. In compliance with CMN Resolution 3,721, the document “Public Access Report - Credit Risk,” which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies. 31 Itaú Unibanco

Risk and Capital Management – Pillar 3 5.2 Credit Portfolio Analysis The information presented in the following tables allow the analysis of the credit portfolio, and its behavior, from different dimensions. Operations with Credit Granting Characteristics by Countries and by Brazil Geographic Regions (1) Operations with Credit Granting Characteristics by Countries: Exposure R$ million 03/31/2019 12/31/2018 United United Brazil Argentina Chile Colombia States of Paraguay Switzerland Uruguay Other Total Total Kingdon America Individuals 2 36,741 998 46,541 8,867 1 3,001 - - 3,472 31 299,652 292,450 Rural Loans 59 - - - - - - - - - 59 65 Real State 42,686 113 2 4,693 1,592 - 413 - - 367 - 6 9,864 6 8,242 Payroll 4 6,274 - - - - - - - - - 4 6,274 44,237 Vehicle and Leasing 1 5,908 - - 99 - 128 - - - - 16,135 1 5,488 Credit card 94,821 643 3 ,179 930 - 783 - - 2 ,173 - 1 02,529 102,211 Financial Guarantees Provided 1 ,141 - 18 3 1 - - - 3 4 1,170 1 ,074 Personal Loans (Other) 35,852 242 1 8,651 6 ,243 - 1,677 - - 929 27 63,621 6 1,133 Companies 1 94,801 3 ,104 5 8,748 1 8,536 8,294 5,139 15,739 3 ,316 6 ,820 1,257 3 15,754 3 09,103 Rural Loans 9 ,832 - - - - - - - - - 9 ,832 8 ,913 Investments 26,322 18 4,747 3 ,780 - 8 16 - 33 30 34,954 3 6,180 Import and Export 30,218 527 544 638 4 ,386 - 8,104 3,160 199 - 4 7,776 45,808 Working Capital, Discount Bonds and Secured Line of Credit 8 8,555 1,921 4 6,752 1 2,163 3 ,196 4 ,879 7,033 - 6 ,122 1 ,135 171,756 165,897 Financial Guarantees Provided 34,539 637 6,463 1,801 712 251 586 156 302 92 4 5,539 4 6,236 Other 5 ,335 1 242 154 - 1 - - 164 - 5 ,897 6,069 Total 431,542 4,102 105,289 27,403 8,295 8,140 15,739 3 ,316 1 0,292 1 ,288 6 15,406 6 01,553 (1)  The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (1) Operations with Credit Granting Characteristics by Countries: Quarterly Average Exposure R$ million 03/31/2019 12/31/2018 United United Brazil Argentina Chile Colombia States of Paraguay Switzerland Uruguay Other Total Total Kingdon America Individuals 2 33,552 1,059 46,003 8 ,847 1 3,020 - - 3 ,535 30 2 96,047 290,146 Rural Loans 62 - - - - - - - - - 62 65 Real State 4 2,232 116 2 4,374 1,551 - 412 - - 368 - 69,053 6 8,807 Payroll 45,255 - - - - - - - - - 45,255 43,892 Vehicle and Leasing 1 5,574 - - 106 - 131 - - - - 1 5,811 1 5,187 Credit card 9 4,638 677 3 ,114 911 - 789 - - 2,239 - 1 02,368 98,492 Financial Guarantees Provided 1 ,091 - 19 3 1 - - - 3 5 1 ,122 1 ,147 Personal Loans (Other) 34,700 266 18,496 6 ,276 - 1 ,688 - - 925 25 62,376 62,556 Companies 1 92,836 3,059 5 7,721 1 8,296 8 ,195 5,282 15,716 3,306 6,858 1 ,161 312,430 312,510 Rural Loans 9 ,372 - - - - - - - - - 9 ,372 9 ,096 Investments 2 7,108 20 4 ,636 3 ,715 - 8 16 - 35 31 3 5,569 3 7,225 Import and Export 29,315 529 613 638 4,355 - 7 ,992 3,147 202 - 4 6,791 4 8,676 Working Capital, Discount Bonds and Secured Line of Credit 86,541 1,900 45,896 11,927 3,224 4 ,995 7,124 - 6,177 1 ,042 168,826 163,601 Financial Guarantees Provided 3 5,044 609 6,319 1,862 616 278 584 159 330 88 4 5,889 47,774 Other 5,456 1 257 154 - 1 - - 114 - 5,983 6,138 Total 4 26,388 4 ,118 1 03,724 27,143 8,196 8 ,302 1 5,716 3,306 10,393 1 ,191 6 08,477 602,656 (1)  The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (1) Operations with Credit Granting Characteristics in Brazil: Exposure R$ million 03/31/2019 12/31/2018 Southeast South North Northeast Midwest Brazil Brazil Individuals 152,069 27,366 8,045 3 4,693 14,568 2 36,741 2 30,361 Rural Loans 51 6 - - 2 59 65 Real State 3 5,565 3 ,252 406 1 ,553 1,910 4 2,686 4 1,777 Payroll 25,587 5,806 3 ,461 8 ,328 3,092 46,274 44,237 Vehicle and Leasing 8 ,014 2,553 1,014 2 ,388 1,939 1 5,908 15,239 Credit card 5 5,127 1 1,712 2 ,503 20,121 5,358 9 4,821 9 4,455 Financial Guarantees Provided 1 ,075 18 1 6 41 1,141 1,041 Personal Loans (Other) 2 6,650 4,019 660 2,297 2,226 3 5,852 33,547 Companies 1 60,603 18,283 1 ,707 7,757 6 ,451 194,801 1 90,869 Rural Loans 5 ,424 3 ,349 22 254 783 9 ,832 8 ,913 Investments 1 9,005 3 ,717 383 1,731 1 ,486 26,322 2 7,893 Import and Export 27,778 1,565 184 444 247 30,218 2 8,413 Working Capital, Discount Bonds and Secured Line of Credit 70,312 8,766 989 4,816 3,672 8 8,555 8 4,526 Financial Guarantees Provided 33,975 297 43 156 68 3 4,539 3 5,547 Other 4,109 589 86 356 195 5,335 5,577 Total 3 12,672 4 5,649 9 ,752 42,450 2 1,019 4 31,542 4 21,230 (1)  The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. 32 Itaú Unibanco Risk and Capital Management – Pillar 3 5.2 Credit Portfolio Analysis The information presented in the following tables allow the analysis of the credit portfolio, and its behavior, from different dimensions. Operations with Credit Granting Characteristics by Countries and by Brazil Geographic Regions (1) Operations with Credit Granting Characteristics by Countries: Exposure R$ million 03/31/2019 12/31/2018 United United Brazil Argentina Chile Colombia States of Paraguay Switzerland Uruguay Other Total Total Kingdon America Individuals 2 36,741 998 46,541 8,867 1 3,001 - - 3,472 31 299,652 292,450 Rural Loans 59 - - - - - - - - - 59 65 Real State 42,686 113 2 4,693 1,592 - 413 - - 367 - 6 9,864 6 8,242 Payroll 4 6,274 - - - - - - - - - 4 6,274 44,237 Vehicle and Leasing 1 5,908 - - 99 - 128 - - - - 16,135 1 5,488 Credit card 94,821 643 3 ,179 930 - 783 - - 2 ,173 - 1 02,529 102,211 Financial Guarantees Provided 1 ,141 - 18 3 1 - - - 3 4 1,170 1 ,074 Personal Loans (Other) 35,852 242 1 8,651 6 ,243 - 1,677 - - 929 27 63,621 6 1,133 Companies 1 94,801 3 ,104 5 8,748 1 8,536 8,294 5,139 15,739 3 ,316 6 ,820 1,257 3 15,754 3 09,103 Rural Loans 9 ,832 - - - - - - - - - 9 ,832 8 ,913 Investments 26,322 18 4,747 3 ,780 - 8 16 - 33 30 34,954 3 6,180 Import and Export 30,218 527 544 638 4 ,386 - 8,104 3,160 199 - 4 7,776 45,808 Working Capital, Discount Bonds and Secured Line of Credit 8 8,555 1,921 4 6,752 1 2,163 3 ,196 4 ,879 7,033 - 6 ,122 1 ,135 171,756 165,897 Financial Guarantees Provided 34,539 637 6,463 1,801 712 251 586 156 302 92 4 5,539 4 6,236 Other 5 ,335 1 242 154 - 1 - - 164 - 5 ,897 6,069 Total 431,542 4,102 105,289 27,403 8,295 8,140 15,739 3 ,316 1 0,292 1 ,288 6 15,406 6 01,553 (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (1) Operations with Credit Granting Characteristics by Countries: Quarterly Average Exposure R$ million 03/31/2019 12/31/2018 United United Brazil Argentina Chile Colombia States of Paraguay Switzerland Uruguay Other Total Total Kingdon America Individuals 2 33,552 1,059 46,003 8 ,847 1 3,020 - - 3 ,535 30 2 96,047 290,146 Rural Loans 62 - - - - - - - - - 62 65 Real State 4 2,232 116 2 4,374 1,551 - 412 - - 368 - 69,053 6 8,807 Payroll 45,255 - - - - - - - - - 45,255 43,892 Vehicle and Leasing 1 5,574 - - 106 - 131 - - - - 1 5,811 1 5,187 Credit card 9 4,638 677 3 ,114 911 - 789 - - 2,239 - 1 02,368 98,492 Financial Guarantees Provided 1 ,091 - 19 3 1 - - - 3 5 1 ,122 1 ,147 Personal Loans (Other) 34,700 266 18,496 6 ,276 - 1 ,688 - - 925 25 62,376 62,556 Companies 1 92,836 3,059 5 7,721 1 8,296 8 ,195 5,282 15,716 3,306 6,858 1 ,161 312,430 312,510 Rural Loans 9 ,372 - - - - - - - - - 9 ,372 9 ,096 Investments 2 7,108 20 4 ,636 3 ,715 - 8 16 - 35 31 3 5,569 3 7,225 Import and Export 29,315 529 613 638 4,355 - 7 ,992 3,147 202 - 4 6,791 4 8,676 Working Capital, Discount Bonds and Secured Line of Credit 86,541 1,900 45,896 11,927 3,224 4 ,995 7,124 - 6,177 1 ,042 168,826 163,601 Financial Guarantees Provided 3 5,044 609 6,319 1,862 616 278 584 159 330 88 4 5,889 47,774 Other 5,456 1 257 154 - 1 - - 114 - 5,983 6,138 Total 4 26,388 4 ,118 1 03,724 27,143 8,196 8 ,302 1 5,716 3,306 10,393 1 ,191 6 08,477 602,656 (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (1) Operations with Credit Granting Characteristics in Brazil: Exposure R$ million 03/31/2019 12/31/2018 Southeast South North Northeast Midwest Brazil Brazil Individuals 152,069 27,366 8,045 3 4,693 14,568 2 36,741 2 30,361 Rural Loans 51 6 - - 2 59 65 Real State 3 5,565 3 ,252 406 1 ,553 1,910 4 2,686 4 1,777 Payroll 25,587 5,806 3 ,461 8 ,328 3,092 46,274 44,237 Vehicle and Leasing 8 ,014 2,553 1,014 2 ,388 1,939 1 5,908 15,239 Credit card 5 5,127 1 1,712 2 ,503 20,121 5,358 9 4,821 9 4,455 Financial Guarantees Provided 1 ,075 18 1 6 41 1,141 1,041 Personal Loans (Other) 2 6,650 4,019 660 2,297 2,226 3 5,852 33,547 Companies 1 60,603 18,283 1 ,707 7,757 6 ,451 194,801 1 90,869 Rural Loans 5 ,424 3 ,349 22 254 783 9 ,832 8 ,913 Investments 1 9,005 3 ,717 383 1,731 1 ,486 26,322 2 7,893 Import and Export 27,778 1,565 184 444 247 30,218 2 8,413 Working Capital, Discount Bonds and Secured Line of Credit 70,312 8,766 989 4,816 3,672 8 8,555 8 4,526 Financial Guarantees Provided 33,975 297 43 156 68 3 4,539 3 5,547 Other 4,109 589 86 356 195 5,335 5,577 Total 3 12,672 4 5,649 9 ,752 42,450 2 1,019 4 31,542 4 21,230 (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. 32 Itaú Unibanco

Risk and Capital Management – Pillar 3 (1) Operations with Credit Granting Characteristics in Brazil: Quarterly Average Exposure R$ million 03/31/2019 12/31/2018 Southeast South North Northeast Midwest Brazil Brazil Individuals 1 50,024 2 6,872 7,957 34,371 14,328 2 33,552 225,545 Rural Loans 53 6 - 1 2 62 65 Real State 3 5,219 3 ,187 403 1 ,539 1 ,884 42,232 4 1,365 Payroll 2 4,977 5 ,632 3,422 8,169 3,055 45,255 43,892 Vehicle and Leasing 7,861 2 ,514 984 2 ,321 1,894 15,574 1 4,915 Credit card 55,045 1 1,650 2,509 20,121 5 ,313 9 4,638 90,767 Financial Guarantees Provided 1 ,025 18 1 6 41 1,091 1 ,113 Personal Loans (Other) 2 5,844 3,865 638 2 ,214 2 ,139 3 4,700 3 3,428 Companies 1 59,576 17,767 1 ,696 7 ,648 6 ,149 192,836 1 91,569 Rural Loans 5 ,240 3,174 17 237 704 9 ,372 9 ,096 Investments 19,878 3,673 377 1,720 1,460 2 7,108 28,588 Import and Export 2 6,935 1 ,511 178 447 244 2 9,315 3 0,599 Working Capital, Discount Bonds and Secured Line of Credit 68,810 8 ,525 1,003 4,729 3 ,474 8 6,541 81,085 Financial Guarantees Provided 34,505 284 34 151 70 35,044 36,559 Other 4 ,208 600 87 364 197 5 ,456 5,642 Total 3 09,600 44,639 9,653 42,019 2 0,477 426,388 417,114 (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. Operations with Credit Granting Characteristics by Economic Sector (1) Operations with Credit Granting Characteristics in Brazil : Exposure R$ million 03/31/2019 12/31/2018 Financial Vehicle and Personal Loans Individuals Rural Loans Real State Payroll Credit Card Guarantees Total Total Leasing (Other) Provided Total 59 69,864 46,274 16,135 102,529 1,170 63,621 299,652 292,450 (1)  The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (1) Operations with Credit Granting Characteristics in Brazil: Exposure R$ million 03/31/2019 12/31/2018 Working Capital, Financial Import and Rural Loans Investments Discount Bonds and Guarantees Other Total Total Export Guaranteed Account Provided Companies Total % Total % Total % Total % Total % Total % Total % Total % Public Sector - 0.0% 279 0.8% 54 0.1% 294 0.2% 1,162 2.6% - 0.0% 1,789 0.6% 3,697 1.2% al Energy - 0.0% - 0.0% - 0.0% - 0.0% - 0.0% - 0.0% - 0.0% 1,075 0.3% Petrochemical and Chemical - 0.0% 240 0.7% - 0.0% 7 0.0% 1,154 2.5% - 0.0% 1,401 0.4% 2,239 0.7% Sundry - 0.0% 39 0.1% 54 0.1% 287 0.2% 8 0.0% - 0.0% 388 0.1% 383 0.1% Private Sector 9,832 100.0% 34,675 99.2% 47,722 99.9% 171,462 99.8% 44,377 97.4% 5,897 100.0% 313,965 99.4% 305,406 98.8% Sugar and Alcohol 499 5.1% 1,309 3.7% 1,809 3.8% 1,249 0.7% 354 0.8% 17 0.3% 5,237 1.7% 5,394 1.7% Agribusiness and Fertilizers 2,920 29.7% 766 2.2% 3,800 8.0% 10,001 5.8% 527 1.2% 74 1.3% 18,088 5.7% 17,331 5.6% Food and Beverage 1,721 17.5% 1,930 5.5% 3,377 7.1% 7,822 4.6% 2,666 5.9% 245 4.2% 17,761 5.6% 16,999 5.5% Banks and Other Financial Institutions 4 0.0% 693 2.0% 1,098 2.3% 7,499 4.4% 2,686 5.9% 13 0.2% 11,993 3.8% 10,852 3.5% Capital Assets 91 0.9% 396 1.1% 854 1.8% 3,275 1.9% 1,375 3.0% 161 2.7% 6,152 1.9% 6,111 2.0% Pulp and Paper 25 0.3% 244 0.7% 196 0.4% 740 0.4% 558 1.2% 39 0.7% 1,802 0.6% 2,571 0.8% Electronic and IT - 0.0% 287 0.8% 696 1.5% 3,502 2.0% 1,247 2.7% 191 3.2% 5,923 1.9% 5,705 1.8% Packaging - 0.0% 126 0.4% 657 1.4% 1,819 1.1% 270 0.6% 36 0.6% 2,908 0.9% 2,802 0.9% Energy and Sewage - 0.0% 3,260 9.3% 3,100 6.5% 2,411 1.4% 6,002 13.2% 485 8.2% 15,258 4.8% 14,025 4.5% Education 8 0.1% 260 0.7% 51 0.1% 1,681 1.0% 1,053 2.3% 61 1.0% 3,114 1.0% 3,175 1.0% Pharmaceuticals and Cosmetics 7 0.1% 285 0.8% 1,629 3.4% 3,684 2.1% 1,562 3.4% 155 2.6% 7,322 2.3% 7,270 2.4% Real Estate Agents 31 0.3% 9,262 26.5% 260 0.5% 10,651 6.2% 1,395 3.1% 282 4.8% 21,881 6.9% 19,872 6.4% Entertainment and Tourism - 0.0% 622 1.8% 116 0.2% 4,145 2.4% 490 1.1% 377 6.4% 5,750 1.8% 5,356 1.7% Wood and Furniture 38 0.4% 257 0.7% 617 1.3% 1,949 1.1% 69 0.2% 108 1.8% 3,038 1.0% 3,064 1.0% Construction Material 5 0.1% 588 1.7% 1,416 3.0% 2,478 1.4% 684 1.5% 174 3.0% 5,345 1.7% 5,341 1.7% Steel and Metallurgy 43 0.4% 493 1.4% 1,075 2.3% 5,606 3.3% 731 1.6% 776 13.2% 8,724 2.8% 7,952 2.6% Media - 0.0% 101 0.3% 49 0.1% 475 0.3% 118 0.3% 8 0.1% 751 0.2% 773 0.3% Mining 2 0.0% 315 0.9% 1,307 2.7% 5,437 3.2% 2,702 5.9% 36 0.6% 9,799 3.1% 9,262 3.0% Infrastructure Work 19 0.2% 603 1.7% 695 1.5% 6,343 3.7% 1,458 3.2% 261 4.4% 9,379 3.0% 9,068 2.9% (2) 51 0.5% 472 1.4% 880 1.8% 4,476 2.6% 934 2.1% 66 1.1% 6,879 2.2% 7,634 2.5% Oil and Gas Petrochemical and Chemical 344 3.5% 533 1.5% 2,973 6.2% 5,116 3.0% 1,675 3.7% 218 3.7% 10,859 3.4% 9,639 3.1% Health Care 1 0.0% 374 1.1% 353 0.7% 2,247 1.3% 443 1.0% 45 0.8% 3,463 1.1% 3,204 1.0% Insurance and Reinsurance and Pension - 0.0% 9 0.0% - 0.0% 10 0.0% 75 0.2% - 0.0% 94 0.0% 107 0.0% Telecommunications - 0.0% 93 0.3% 151 0.3% 1,944 1.1% 3,554 7.8% 13 0.2% 5,755 1.8% 5,801 1.9% Clothing and Footwear 53 0.5% 329 0.9% 1,104 2.3% 2,850 1.7% 224 0.5% 224 3.8% 4,784 1.5% 4,786 1.5% Trading 5 0.1% 92 0.3% 844 1.8% 1,043 0.6% 114 0.3% 19 0.3% 2,117 0.7% 2,024 0.7% Transportation 57 0.6% 5,316 15.2% 1,090 2.3% 4,553 2.7% 764 1.7% 256 4.3% 12,036 3.8% 11,663 3.8% Domestic Appliances 3 0.0% 52 0.1% 374 0.8% 1,810 1.1% 313 0.7% 23 0.4% 2,575 0.8% 2,419 0.8% Vehicles and Autoparts 12 0.1% 1,086 3.1% 1,638 3.4% 7,793 4.5% 2,184 4.8% 237 4.0% 12,950 4.1% 13,157 4.3% Third Sector - 0.0% 29 0.1% - 0.0% 1,558 0.9% 13 0.0% 3 0.1% 1,603 0.5% 1,785 0.6% Publishing and Printing - 0.0% 98 0.3% 48 0.1% 1,017 0.6% 131 0.3% 70 1.2% 1,364 0.4% 1,300 0.4% Commerce - Sundry 3 0.0% 1,052 3.0% 1,708 3.6% 15,314 8.9% 1,408 3.1% 668 11.3% 20,153 6.4% 20,000 6.5% Industry - Sundry - 0.0% 70 0.2% 6,349 13.3% 3,543 2.1% 208 0.5% 23 0.4% 10,193 3.2% 9,917 3.2% Sundry Services 54 0.5% 2,225 6.4% 5,187 10.9% 30,270 17.6% 4,121 9.0% 529 9.0% 42,386 13.4% 41,354 13.4% Sundry 3,836 39.0% 1,048 3.0% 2,221 4.6% 7,151 4.2% 2,269 5.0% 4 0.1% 16,529 5.2% 17,693 5.7% Total 9,832 100.0% 34,954 100.0% 47,776 100.0% 171,756 100.0% 45,539 100.0% 5,897 100.0% 315,754 100.0% 309,103 100.0% (1)  The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (2) Comprises trade of fuel. 33 Itaú Unibanco Risk and Capital Management – Pillar 3 (1) Operations with Credit Granting Characteristics in Brazil: Quarterly Average Exposure R$ million 03/31/2019 12/31/2018 Southeast South North Northeast Midwest Brazil Brazil Individuals 1 50,024 2 6,872 7,957 34,371 14,328 2 33,552 225,545 Rural Loans 53 6 - 1 2 62 65 Real State 3 5,219 3 ,187 403 1 ,539 1 ,884 42,232 4 1,365 Payroll 2 4,977 5 ,632 3,422 8,169 3,055 45,255 43,892 Vehicle and Leasing 7,861 2 ,514 984 2 ,321 1,894 15,574 1 4,915 Credit card 55,045 1 1,650 2,509 20,121 5 ,313 9 4,638 90,767 Financial Guarantees Provided 1 ,025 18 1 6 41 1,091 1 ,113 Personal Loans (Other) 2 5,844 3,865 638 2 ,214 2 ,139 3 4,700 3 3,428 Companies 1 59,576 17,767 1 ,696 7 ,648 6 ,149 192,836 1 91,569 Rural Loans 5 ,240 3,174 17 237 704 9 ,372 9 ,096 Investments 19,878 3,673 377 1,720 1,460 2 7,108 28,588 Import and Export 2 6,935 1 ,511 178 447 244 2 9,315 3 0,599 Working Capital, Discount Bonds and Secured Line of Credit 68,810 8 ,525 1,003 4,729 3 ,474 8 6,541 81,085 Financial Guarantees Provided 34,505 284 34 151 70 35,044 36,559 Other 4 ,208 600 87 364 197 5 ,456 5,642 Total 3 09,600 44,639 9,653 42,019 2 0,477 426,388 417,114 (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. Operations with Credit Granting Characteristics by Economic Sector (1) Operations with Credit Granting Characteristics in Brazil : Exposure R$ million 03/31/2019 12/31/2018 Financial Vehicle and Personal Loans Individuals Rural Loans Real State Payroll Credit Card Guarantees Total Total Leasing (Other) Provided Total 59 69,864 46,274 16,135 102,529 1,170 63,621 299,652 292,450 (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (1) Operations with Credit Granting Characteristics in Brazil: Exposure R$ million 03/31/2019 12/31/2018 Working Capital, Financial Import and Rural Loans Investments Discount Bonds and Guarantees Other Total Total Export Guaranteed Account Provided Companies Total % Total % Total % Total % Total % Total % Total % Total % Public Sector - 0.0% 279 0.8% 54 0.1% 294 0.2% 1,162 2.6% - 0.0% 1,789 0.6% 3,697 1.2% al Energy - 0.0% - 0.0% - 0.0% - 0.0% - 0.0% - 0.0% - 0.0% 1,075 0.3% Petrochemical and Chemical - 0.0% 240 0.7% - 0.0% 7 0.0% 1,154 2.5% - 0.0% 1,401 0.4% 2,239 0.7% Sundry - 0.0% 39 0.1% 54 0.1% 287 0.2% 8 0.0% - 0.0% 388 0.1% 383 0.1% Private Sector 9,832 100.0% 34,675 99.2% 47,722 99.9% 171,462 99.8% 44,377 97.4% 5,897 100.0% 313,965 99.4% 305,406 98.8% Sugar and Alcohol 499 5.1% 1,309 3.7% 1,809 3.8% 1,249 0.7% 354 0.8% 17 0.3% 5,237 1.7% 5,394 1.7% Agribusiness and Fertilizers 2,920 29.7% 766 2.2% 3,800 8.0% 10,001 5.8% 527 1.2% 74 1.3% 18,088 5.7% 17,331 5.6% Food and Beverage 1,721 17.5% 1,930 5.5% 3,377 7.1% 7,822 4.6% 2,666 5.9% 245 4.2% 17,761 5.6% 16,999 5.5% Banks and Other Financial Institutions 4 0.0% 693 2.0% 1,098 2.3% 7,499 4.4% 2,686 5.9% 13 0.2% 11,993 3.8% 10,852 3.5% Capital Assets 91 0.9% 396 1.1% 854 1.8% 3,275 1.9% 1,375 3.0% 161 2.7% 6,152 1.9% 6,111 2.0% Pulp and Paper 25 0.3% 244 0.7% 196 0.4% 740 0.4% 558 1.2% 39 0.7% 1,802 0.6% 2,571 0.8% Electronic and IT - 0.0% 287 0.8% 696 1.5% 3,502 2.0% 1,247 2.7% 191 3.2% 5,923 1.9% 5,705 1.8% Packaging - 0.0% 126 0.4% 657 1.4% 1,819 1.1% 270 0.6% 36 0.6% 2,908 0.9% 2,802 0.9% Energy and Sewage - 0.0% 3,260 9.3% 3,100 6.5% 2,411 1.4% 6,002 13.2% 485 8.2% 15,258 4.8% 14,025 4.5% Education 8 0.1% 260 0.7% 51 0.1% 1,681 1.0% 1,053 2.3% 61 1.0% 3,114 1.0% 3,175 1.0% Pharmaceuticals and Cosmetics 7 0.1% 285 0.8% 1,629 3.4% 3,684 2.1% 1,562 3.4% 155 2.6% 7,322 2.3% 7,270 2.4% Real Estate Agents 31 0.3% 9,262 26.5% 260 0.5% 10,651 6.2% 1,395 3.1% 282 4.8% 21,881 6.9% 19,872 6.4% Entertainment and Tourism - 0.0% 622 1.8% 116 0.2% 4,145 2.4% 490 1.1% 377 6.4% 5,750 1.8% 5,356 1.7% Wood and Furniture 38 0.4% 257 0.7% 617 1.3% 1,949 1.1% 69 0.2% 108 1.8% 3,038 1.0% 3,064 1.0% Construction Material 5 0.1% 588 1.7% 1,416 3.0% 2,478 1.4% 684 1.5% 174 3.0% 5,345 1.7% 5,341 1.7% Steel and Metallurgy 43 0.4% 493 1.4% 1,075 2.3% 5,606 3.3% 731 1.6% 776 13.2% 8,724 2.8% 7,952 2.6% Media - 0.0% 101 0.3% 49 0.1% 475 0.3% 118 0.3% 8 0.1% 751 0.2% 773 0.3% Mining 2 0.0% 315 0.9% 1,307 2.7% 5,437 3.2% 2,702 5.9% 36 0.6% 9,799 3.1% 9,262 3.0% Infrastructure Work 19 0.2% 603 1.7% 695 1.5% 6,343 3.7% 1,458 3.2% 261 4.4% 9,379 3.0% 9,068 2.9% (2) 51 0.5% 472 1.4% 880 1.8% 4,476 2.6% 934 2.1% 66 1.1% 6,879 2.2% 7,634 2.5% Oil and Gas Petrochemical and Chemical 344 3.5% 533 1.5% 2,973 6.2% 5,116 3.0% 1,675 3.7% 218 3.7% 10,859 3.4% 9,639 3.1% Health Care 1 0.0% 374 1.1% 353 0.7% 2,247 1.3% 443 1.0% 45 0.8% 3,463 1.1% 3,204 1.0% Insurance and Reinsurance and Pension - 0.0% 9 0.0% - 0.0% 10 0.0% 75 0.2% - 0.0% 94 0.0% 107 0.0% Telecommunications - 0.0% 93 0.3% 151 0.3% 1,944 1.1% 3,554 7.8% 13 0.2% 5,755 1.8% 5,801 1.9% Clothing and Footwear 53 0.5% 329 0.9% 1,104 2.3% 2,850 1.7% 224 0.5% 224 3.8% 4,784 1.5% 4,786 1.5% Trading 5 0.1% 92 0.3% 844 1.8% 1,043 0.6% 114 0.3% 19 0.3% 2,117 0.7% 2,024 0.7% Transportation 57 0.6% 5,316 15.2% 1,090 2.3% 4,553 2.7% 764 1.7% 256 4.3% 12,036 3.8% 11,663 3.8% Domestic Appliances 3 0.0% 52 0.1% 374 0.8% 1,810 1.1% 313 0.7% 23 0.4% 2,575 0.8% 2,419 0.8% Vehicles and Autoparts 12 0.1% 1,086 3.1% 1,638 3.4% 7,793 4.5% 2,184 4.8% 237 4.0% 12,950 4.1% 13,157 4.3% Third Sector - 0.0% 29 0.1% - 0.0% 1,558 0.9% 13 0.0% 3 0.1% 1,603 0.5% 1,785 0.6% Publishing and Printing - 0.0% 98 0.3% 48 0.1% 1,017 0.6% 131 0.3% 70 1.2% 1,364 0.4% 1,300 0.4% Commerce - Sundry 3 0.0% 1,052 3.0% 1,708 3.6% 15,314 8.9% 1,408 3.1% 668 11.3% 20,153 6.4% 20,000 6.5% Industry - Sundry - 0.0% 70 0.2% 6,349 13.3% 3,543 2.1% 208 0.5% 23 0.4% 10,193 3.2% 9,917 3.2% Sundry Services 54 0.5% 2,225 6.4% 5,187 10.9% 30,270 17.6% 4,121 9.0% 529 9.0% 42,386 13.4% 41,354 13.4% Sundry 3,836 39.0% 1,048 3.0% 2,221 4.6% 7,151 4.2% 2,269 5.0% 4 0.1% 16,529 5.2% 17,693 5.7% Total 9,832 100.0% 34,954 100.0% 47,776 100.0% 171,756 100.0% 45,539 100.0% 5,897 100.0% 315,754 100.0% 309,103 100.0% (1) The amounts include financial guarantees provided and committed loans, do not include securities and are net of allowance for loan losses. (2) Comprises trade of fuel. 33 Itaú Unibanco

Risk and Capital Management – Pillar 3 Remaining maturity of loan transactions (1) Remaining maturities of loan transactions R$ million 03/31/2019 12/31/2018 up to 6 6 to 12 1 to 5 up to 6 6 to 12 1 to 5 above 5 above 5 years Total Total months months years months months years years Individuals 85,909 4 ,316 62,540 99,762 2 52,527 8 5,292 4,868 60,520 9 6,645 247,325 Rural Loans 25 19 10 4 58 16 29 10 4 59 Real State 54 41 1,375 68,382 6 9,852 46 45 1 ,353 6 6,775 6 8,219 Payroll 344 694 22,344 22,928 46,310 369 826 21,896 2 1,216 44,307 Vehicle and Leasing 267 761 15,099 19 16,146 259 805 14,420 26 1 5,510 Credit card 75,939 - - - 7 5,939 77,002 - - - 7 7,002 Financial Guarantees Provided 772 91 20 272 1 ,155 89 643 34 293 1 ,059 Personal Loans (Other) 8 ,508 2,710 2 3,692 8 ,157 43,067 7,511 2,520 22,807 8 ,331 4 1,169 Companies 9 8,877 3 3,150 1 10,070 5 7,525 299,622 9 5,851 29,453 1 09,523 5 8,799 293,626 Rural Loans 5 ,122 2 ,455 1 ,376 628 9 ,581 3,389 3,379 1,277 598 8 ,643 Investments 2 ,471 2 ,549 18,502 9 ,498 3 3,020 1,709 2,842 19,092 1 0,653 34,296 Import and Export 19,430 5 ,903 19,901 2 ,505 4 7,739 18,996 3,741 19,948 3,111 4 5,796 Working Capital, Discount Bonds and Guaranteed Account 62,456 14,804 5 7,737 22,830 1 57,827 60,924 13,052 55,853 2 2,751 152,580 Financial Guarantees Provided 9 ,138 7 ,177 8 ,462 20,777 45,554 10,466 6,161 9,142 2 0,482 4 6,251 Other 260 262 4 ,092 1 ,287 5 ,901 367 278 4,211 1,204 6 ,060 Total 1 84,786 37,466 172,610 1 57,287 552,149 181,143 3 4,321 1 70,043 155,444 540,951 (1) Do not include loan commitments. Concentration on the Major Debtors Concentration of Largest Clients with Credit Granting Characteristics R$ million 03/31/2019 12/31/2018 03/31/2018 (1) Exposure % of portfolio Exposure % of portfolio Exposure % of portfolio Loan, Lease and Other Credit Operations Largest debtor 5,094 0.8% 5 ,193 0.9% 4 ,146 0.7% 10 largest debtors 31,348 5.1% 31,564 5.3% 29,455 5.2% 20 largest debtors 47,270 7.8% 47,430 7.9% 45,799 8.1% 50 largest debtors 74,848 12.3% 73,355 12.3% 73,138 12.9% 100 largest debtors 99,855 16.4% 98,672 16.5% 98,417 17.4% (1) The amounts include financial guarantees provided. Do not include loan commitments. Concentration of Major Clients with Credit Granting Characteristics R$ million 03/31/2019 12/31/2018 03/31/2018 (1) Loan, Lease and Other Credit Operations and Securities Exposure % of portfolio Exposure % of portfolio Exposure % of portfolio Largest debtor 6,950 1.0% 7 ,675 1.1% 7 ,639 1.2% 10 largest debtors 43,751 6.3% 43,959 6.4% 40,712 6.2% 20 largest debtors 67,990 9.8% 68,262 10.0% 64,972 10.0% 50 largest debtors 110,529 15.9% 1 08,645 15.9% 1 10,325 16.9% 100 largest debtors 145,093 20.9% 1 43,269 21.0% 1 46,120 22.4% (1) The amounts include financial guarantees provided. Do not include loan commitments. Overdue Amounts Overdue Amounts: by Brazil Regions and Countries R$ million 03/31/2019 12/31/2018 15 to 60 61 to 90 91 to 180 181 to 360 Above 360 15 to 60 61 to 90 91 to 180 181 to 360 Above 360 Total Total days days days days days days days days days days Southeast 4,654 1,669 4,246 5,255 425 16,249 3,954 2,328 4,064 4,436 535 15,317 South 709 273 579 733 82 2,376 639 251 570 702 101 2,263 North 253 65 161 189 34 702 217 73 146 188 38 662 Northeast 786 333 746 1,109 98 3,072 609 304 746 1,039 125 2,823 Midwest 477 176 314 375 83 1,425 431 145 296 409 69 1,350 Brazil 6,879 2,516 6,046 7,661 722 23,824 5,850 3,101 5,822 6,774 868 22,415 Foreign 3,283 752 913 853 235 6,036 2,945 579 934 735 371 5,564 Total 10,162 3,268 6,959 8,514 957 29,860 8,795 3,680 6,756 7,509 1,239 27,979 Overdue Amounts: by Economic Sector R$ million 03/31/2019 12/31/2018 15 to 60 61 to 90 91 to 180 181 to 360 Above 360 15 to 60 61 to 90 91 to 180 181 to 360 Above 360 Total Total days days days days days days days days days days Public Sector - - - - - - - - - - - - Private Sector 10,162 3,268 6,959 8,514 957 29,860 8,795 3,680 6,756 7,509 1,239 27,979 Companies 2,388 887 2,256 2,942 296 8,769 2,066 1,423 2,136 2,159 474 8,258 Industry and Commerce 1,123 428 635 942 192 3 ,320 774 277 656 921 226 2,854 Services 1,134 417 1,493 1,461 87 4 ,592 1,076 1,118 1,390 742 236 4,562 Primary 101 41 128 539 17 826 211 27 89 493 12 832 Other 30 1 - - - 31 5 1 1 3 - 10 Individuals 7,774 2,381 4,703 5,572 661 21,091 6,729 2,257 4,620 5,350 765 19,721 Total 10,162 3,268 6,959 8,514 957 2 9,860 8,795 3,680 6,756 7,509 1,239 27,979 34 Itaú Unibanco Risk and Capital Management – Pillar 3 Remaining maturity of loan transactions (1) Remaining maturities of loan transactions R$ million 03/31/2019 12/31/2018 up to 6 6 to 12 1 to 5 up to 6 6 to 12 1 to 5 above 5 above 5 years Total Total months months years months months years years Individuals 85,909 4 ,316 62,540 99,762 2 52,527 8 5,292 4,868 60,520 9 6,645 247,325 Rural Loans 25 19 10 4 58 16 29 10 4 59 Real State 54 41 1,375 68,382 6 9,852 46 45 1 ,353 6 6,775 6 8,219 Payroll 344 694 22,344 22,928 46,310 369 826 21,896 2 1,216 44,307 Vehicle and Leasing 267 761 15,099 19 16,146 259 805 14,420 26 1 5,510 Credit card 75,939 - - - 7 5,939 77,002 - - - 7 7,002 Financial Guarantees Provided 772 91 20 272 1 ,155 89 643 34 293 1 ,059 Personal Loans (Other) 8 ,508 2,710 2 3,692 8 ,157 43,067 7,511 2,520 22,807 8 ,331 4 1,169 Companies 9 8,877 3 3,150 1 10,070 5 7,525 299,622 9 5,851 29,453 1 09,523 5 8,799 293,626 Rural Loans 5 ,122 2 ,455 1 ,376 628 9 ,581 3,389 3,379 1,277 598 8 ,643 Investments 2 ,471 2 ,549 18,502 9 ,498 3 3,020 1,709 2,842 19,092 1 0,653 34,296 Import and Export 19,430 5 ,903 19,901 2 ,505 4 7,739 18,996 3,741 19,948 3,111 4 5,796 Working Capital, Discount Bonds and Guaranteed Account 62,456 14,804 5 7,737 22,830 1 57,827 60,924 13,052 55,853 2 2,751 152,580 Financial Guarantees Provided 9 ,138 7 ,177 8 ,462 20,777 45,554 10,466 6,161 9,142 2 0,482 4 6,251 Other 260 262 4 ,092 1 ,287 5 ,901 367 278 4,211 1,204 6 ,060 Total 1 84,786 37,466 172,610 1 57,287 552,149 181,143 3 4,321 1 70,043 155,444 540,951 (1) Do not include loan commitments. Concentration on the Major Debtors Concentration of Largest Clients with Credit Granting Characteristics R$ million 03/31/2019 12/31/2018 03/31/2018 (1) Exposure % of portfolio Exposure % of portfolio Exposure % of portfolio Loan, Lease and Other Credit Operations Largest debtor 5,094 0.8% 5 ,193 0.9% 4 ,146 0.7% 10 largest debtors 31,348 5.1% 31,564 5.3% 29,455 5.2% 20 largest debtors 47,270 7.8% 47,430 7.9% 45,799 8.1% 50 largest debtors 74,848 12.3% 73,355 12.3% 73,138 12.9% 100 largest debtors 99,855 16.4% 98,672 16.5% 98,417 17.4% (1) The amounts include financial guarantees provided. Do not include loan commitments. Concentration of Major Clients with Credit Granting Characteristics R$ million 03/31/2019 12/31/2018 03/31/2018 (1) Loan, Lease and Other Credit Operations and Securities Exposure % of portfolio Exposure % of portfolio Exposure % of portfolio Largest debtor 6,950 1.0% 7 ,675 1.1% 7 ,639 1.2% 10 largest debtors 43,751 6.3% 43,959 6.4% 40,712 6.2% 20 largest debtors 67,990 9.8% 68,262 10.0% 64,972 10.0% 50 largest debtors 110,529 15.9% 1 08,645 15.9% 1 10,325 16.9% 100 largest debtors 145,093 20.9% 1 43,269 21.0% 1 46,120 22.4% (1) The amounts include financial guarantees provided. Do not include loan commitments. Overdue Amounts Overdue Amounts: by Brazil Regions and Countries R$ million 03/31/2019 12/31/2018 15 to 60 61 to 90 91 to 180 181 to 360 Above 360 15 to 60 61 to 90 91 to 180 181 to 360 Above 360 Total Total days days days days days days days days days days Southeast 4,654 1,669 4,246 5,255 425 16,249 3,954 2,328 4,064 4,436 535 15,317 South 709 273 579 733 82 2,376 639 251 570 702 101 2,263 North 253 65 161 189 34 702 217 73 146 188 38 662 Northeast 786 333 746 1,109 98 3,072 609 304 746 1,039 125 2,823 Midwest 477 176 314 375 83 1,425 431 145 296 409 69 1,350 Brazil 6,879 2,516 6,046 7,661 722 23,824 5,850 3,101 5,822 6,774 868 22,415 Foreign 3,283 752 913 853 235 6,036 2,945 579 934 735 371 5,564 Total 10,162 3,268 6,959 8,514 957 29,860 8,795 3,680 6,756 7,509 1,239 27,979 Overdue Amounts: by Economic Sector R$ million 03/31/2019 12/31/2018 15 to 60 61 to 90 91 to 180 181 to 360 Above 360 15 to 60 61 to 90 91 to 180 181 to 360 Above 360 Total Total days days days days days days days days days days Public Sector - - - - - - - - - - - - Private Sector 10,162 3,268 6,959 8,514 957 29,860 8,795 3,680 6,756 7,509 1,239 27,979 Companies 2,388 887 2,256 2,942 296 8,769 2,066 1,423 2,136 2,159 474 8,258 Industry and Commerce 1,123 428 635 942 192 3 ,320 774 277 656 921 226 2,854 Services 1,134 417 1,493 1,461 87 4 ,592 1,076 1,118 1,390 742 236 4,562 Primary 101 41 128 539 17 826 211 27 89 493 12 832 Other 30 1 - - - 31 5 1 1 3 - 10 Individuals 7,774 2,381 4,703 5,572 661 21,091 6,729 2,257 4,620 5,350 765 19,721 Total 10,162 3,268 6,959 8,514 957 2 9,860 8,795 3,680 6,756 7,509 1,239 27,979 34 Itaú Unibanco

Risk and Capital Management – Pillar 3

Allowance for Loan Losses

In order to be hedged against losses arising from loan operations, Itaú Unibanco takes into consideration all the aspects that determine the client's credit risk to establish the provision level that is appropriate to the risk incurred in each operation. For each operation, the assessment and the client or economic group rating, the operation rating, and the possible existence of overdue amounts are taken into account and the volume of the regulatory provision is determined.

Allowance for Loan Losses - Quarterly evolution

R$ million

	03/31/2019				12/31/2018			
	Opening Balance	Necessary accounting net provisions	Write-Off	Final Balance[1]	Opening Balance	Necessary accounting net provisions	Write-Off	Final Balance[1]
Public Sector	**(2)**	**-**	**-**	**(2)**	**(4)**	**1**	**1**	**(2)**
Private Sector	**(34,259)**	**(4,158)**	**4,213**	**(34,204)**	**(35,492)**	**(3,253)**	**4,486**	**(34,259)**
Companies	**(16,232)**	**(823)**	**1,228**	**(15,827)**	**(17,844)**	**355**	**1,257**	**(16,232)**
Industry and Commerce	(4,250)	(510)	466	(4,294)	(5,007)	40	717	(4,250)
Services	(9,412)	(445)	698	(9,159)	(9,612)	(245)	445	(9,412)
Primary	(1,615)	(37)	64	(1,588)	(1,805)	96	94	(1,615)
Other	(955)	169	-	(786)	(1,420)	464	1	(955)
Individuals	**(18,027)**	**(3,335)**	**2,985**	**(18,377)**	**(17,648)**	**(3,608)**	**3,229**	**(18,027)**
Total	**(34,261)**	**(4,158)**	**4,213**	**(34,206)**	**(35,496)**	**(3,252)**	**4,487**	**(34,261)**

[1] Comprises provisions for financial guarantees provided of R$ 1,158 in Mar/19 and R$ 1,136 in Dec/18, registered in the liabilities, according to CMN Resolution 4,512 and BACEN Circular Letter 3,782.

35

Itaú Unibanco

Risk and Capital Management – Pillar 3 Mitigating Instruments Itaú Unibanco uses guarantees aiming at increasing resilience in operations with credit risk. The using guarantees can be personal guarantees, secured guarantees, legal structures with mitigating power and netting arrangements. To be considered as credit risk mitigation instrument, the guarantees need to comply with requirements and determinations of the regulations that govern them whether internal or external and be legally valid (effective), enforceable and regularly evaluated. In the case of secured guarantees, legal structures with mitigating effects and netting arrangements, mitigation depends on established methods approved by the business units responsible for managing credit risk and the central credit risk control area. Such methods take into account factors relating to the legal enforcement of the security, the costs involved in the process and the expected execution value, considering market volatility and liquidity. Additionally, concentration of these instruments in the credit portfolio is monitored on a regular basis. Lastly, personal guarantees and the purchase of protection through credit derivatives mitigate credit risk by substituting the taker’s risk parameters with those of the guarantor. Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its portfolios of securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. In order to use each type of mitigating instrument to calculate the regulatory capital, Itaú Unibanco compares the specifications of the instrument to the requirements provided for in the prudential regulations in force. In this process, the institution assesses the coverage level of mitigated exposures, the risk weights (FPR) of the mitigation instruments, maturity terms, and currencies of denomination or indexation, among other aspects. In the case of credit transactions mitigated by fiduciary transfer or 1st-degree mortgage on residential property, mitigation is definite by the FPR applied to the exposure, as provided for in BACEN Circular 3,644. Therefore, these transactions are not subject to the provisions set forth in BACEN Circular 3,809. The table below presents the total amount covered by mitigation instruments (collaterals and guarantees), calculated in accordance with BACEN Circular 3,809. As provided for in the Circular, at the beginning of each fiscal year, the institution must choose between the Simple or Comprehensive Approach for credit risk mitigation. Itaú Unibanco began to use the Comprehensive Approach as from January, 2019. Total Mitigation R$ million 03/31/2019 12/31/2018 03/31/2018 (1) Collateral 5 34,604 4 28,104 5 00,828 Other Guarantees 51,233 4 6,968 4 7,274 FPR 0% 8,635 7 ,219 8 ,447 FPR 20% 2,549 1 ,720 - FPR 50% 39,206 3 7,312 3 8,138 FPR 85% 844 717 689 Netting 475,759 3 88,327 1 04,959 FPR 0% 475,759 3 88,327 1 04,959 (1) As from Jan/19, the Comprehensive Approach was adopted for the application of mitigating instruments. 36 Itaú Unibanco Risk and Capital Management – Pillar 3 Mitigating Instruments Itaú Unibanco uses guarantees aiming at increasing resilience in operations with credit risk. The using guarantees can be personal guarantees, secured guarantees, legal structures with mitigating power and netting arrangements. To be considered as credit risk mitigation instrument, the guarantees need to comply with requirements and determinations of the regulations that govern them whether internal or external and be legally valid (effective), enforceable and regularly evaluated. In the case of secured guarantees, legal structures with mitigating effects and netting arrangements, mitigation depends on established methods approved by the business units responsible for managing credit risk and the central credit risk control area. Such methods take into account factors relating to the legal enforcement of the security, the costs involved in the process and the expected execution value, considering market volatility and liquidity. Additionally, concentration of these instruments in the credit portfolio is monitored on a regular basis. Lastly, personal guarantees and the purchase of protection through credit derivatives mitigate credit risk by substituting the taker’s risk parameters with those of the guarantor. Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its portfolios of securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. In order to use each type of mitigating instrument to calculate the regulatory capital, Itaú Unibanco compares the specifications of the instrument to the requirements provided for in the prudential regulations in force. In this process, the institution assesses the coverage level of mitigated exposures, the risk weights (FPR) of the mitigation instruments, maturity terms, and currencies of denomination or indexation, among other aspects. In the case of credit transactions mitigated by fiduciary transfer or 1st-degree mortgage on residential property, mitigation is definite by the FPR applied to the exposure, as provided for in BACEN Circular 3,644. Therefore, these transactions are not subject to the provisions set forth in BACEN Circular 3,809. The table below presents the total amount covered by mitigation instruments (collaterals and guarantees), calculated in accordance with BACEN Circular 3,809. As provided for in the Circular, at the beginning of each fiscal year, the institution must choose between the Simple or Comprehensive Approach for credit risk mitigation. Itaú Unibanco began to use the Comprehensive Approach as from January, 2019. Total Mitigation R$ million 03/31/2019 12/31/2018 03/31/2018 (1) Collateral 5 34,604 4 28,104 5 00,828 Other Guarantees 51,233 4 6,968 4 7,274 FPR 0% 8,635 7 ,219 8 ,447 FPR 20% 2,549 1 ,720 - FPR 50% 39,206 3 7,312 3 8,138 FPR 85% 844 717 689 Netting 475,759 3 88,327 1 04,959 FPR 0% 475,759 3 88,327 1 04,959 (1) As from Jan/19, the Comprehensive Approach was adopted for the application of mitigating instruments. 36 Itaú Unibanco

Risk and Capital Management – Pillar 3 Counterparty Credit Risk Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompasses of derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions. Itaú Unibanco has well-defined rules for calculating its exposure, and the models designed are used both for controlling the use of counterparty limits and for allocating capital. For derivatives, Itaú Unibanco uses the potential credit risk (PCR) too, interpreted as the value of the potential financial exposure that a transaction can attain upon maturity. After the maturity of a derivatives contract, Itaú Unibanco’s practice is to set up a provision for the amounts receivable on these instruments. Netting agreements are defined by CMN Resolution 3,263 and, as from January 2017, Itaú Unibanco has been considering this resolution in the calculation of its regulatory capital, in accordance with BACEN Circular 3,809. According to BACEN Circular 3,644, for the calculation of the net global exposure to the counterparty credit risk arising from operations with derivative financial instruments, the application of the Future Potential Exposure Factor (FEPF) is considered. In the case of unsettled operations, the application of the Unsettled Operation Credit Conversion Factor (FCL) is considered. Derivative Contracts Subject to Counterparty Credit Risk R$ million 03/31/2019 12/31/2018 03/31/2018 (1) Settled in a settlement system (Stock Exchange) 5,703 6,623 5,891 Notional Value 774,718 1,056,925 1,477,458 Potential Future Exposures 1,254 1,942 1,485 Gross Positive Value 4,450 4,680 4,406 Not settled in a settlement system (Over-the-Counter) – with collateral - - - Notional Value 2 86,160 248,754 94,807 Potential Future Exposures 3,726 3,263 1,594 Gross Positive Value 6,938 6,695 2,650 Effects of netting agreements 6,464 6,043 2,572 Effect of collateral 4,200 3,914 1,671 Not settled in a settlement system (Over-the-Counter) – without collateral 18,638 20,065 31,455 Notional Value 1,120,600 1,151,793 1,220,558 Potential Future Exposures 8,067 8,224 8,309 Gross Positive Value 10,571 11,841 23,146 Net exposure to derivatives 24,341 26,687 37,347 (1) Amounts regarding contracts settled in a clearing and settlement system in which the clearinghouse operates as central counterparty. Transactions carried out on behalf of Clients Subject to Counterparty Credit Risk R$ million 03/31/2019 12/31/2018 31/03/2018 Derivatives Contracts 738 1,155 1,964 Notional Value 1,112,853 1,279,432 1,306,395 Potential Future Exposures 5,000 3,783 4,962 Gross Positive Value 3,534 4,343 4,866 Collaterals 7,796 6,972 7,864 Security lending and borrowing 1,224 2,207 968 Notional Value 1 0,764 5,328 1,883 Collaterals 9,539 3,121 914 Net exposure 1 ,962 3 ,361 2 ,933 Itaú Unibanco considers that there is counterparty credit risk in reverse repo agreements (purchase with resale commitment) when the difference between the amount paid and the security received (when the latter is eligible as a mitigator) is positive; and in repo agreements (sale with repurchase commitment), when the difference between the security delivered and the amount received is positive. 37 Itaú Unibanco Risk and Capital Management – Pillar 3 Counterparty Credit Risk Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompasses of derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions. Itaú Unibanco has well-defined rules for calculating its exposure, and the models designed are used both for controlling the use of counterparty limits and for allocating capital. For derivatives, Itaú Unibanco uses the potential credit risk (PCR) too, interpreted as the value of the potential financial exposure that a transaction can attain upon maturity. After the maturity of a derivatives contract, Itaú Unibanco’s practice is to set up a provision for the amounts receivable on these instruments. Netting agreements are defined by CMN Resolution 3,263 and, as from January 2017, Itaú Unibanco has been considering this resolution in the calculation of its regulatory capital, in accordance with BACEN Circular 3,809. According to BACEN Circular 3,644, for the calculation of the net global exposure to the counterparty credit risk arising from operations with derivative financial instruments, the application of the Future Potential Exposure Factor (FEPF) is considered. In the case of unsettled operations, the application of the Unsettled Operation Credit Conversion Factor (FCL) is considered. Derivative Contracts Subject to Counterparty Credit Risk R$ million 03/31/2019 12/31/2018 03/31/2018 (1) Settled in a settlement system (Stock Exchange) 5,703 6,623 5,891 Notional Value 774,718 1,056,925 1,477,458 Potential Future Exposures 1,254 1,942 1,485 Gross Positive Value 4,450 4,680 4,406 Not settled in a settlement system (Over-the-Counter) – with collateral - - - Notional Value 2 86,160 248,754 94,807 Potential Future Exposures 3,726 3,263 1,594 Gross Positive Value 6,938 6,695 2,650 Effects of netting agreements 6,464 6,043 2,572 Effect of collateral 4,200 3,914 1,671 Not settled in a settlement system (Over-the-Counter) – without collateral 18,638 20,065 31,455 Notional Value 1,120,600 1,151,793 1,220,558 Potential Future Exposures 8,067 8,224 8,309 Gross Positive Value 10,571 11,841 23,146 Net exposure to derivatives 24,341 26,687 37,347 (1) Amounts regarding contracts settled in a clearing and settlement system in which the clearinghouse operates as central counterparty. Transactions carried out on behalf of Clients Subject to Counterparty Credit Risk R$ million 03/31/2019 12/31/2018 31/03/2018 Derivatives Contracts 738 1,155 1,964 Notional Value 1,112,853 1,279,432 1,306,395 Potential Future Exposures 5,000 3,783 4,962 Gross Positive Value 3,534 4,343 4,866 Collaterals 7,796 6,972 7,864 Security lending and borrowing 1,224 2,207 968 Notional Value 1 0,764 5,328 1,883 Collaterals 9,539 3,121 914 Net exposure 1 ,962 3 ,361 2 ,933 Itaú Unibanco considers that there is counterparty credit risk in reverse repo agreements (purchase with resale commitment) when the difference between the amount paid and the security received (when the latter is eligible as a mitigator) is positive; and in repo agreements (sale with repurchase commitment), when the difference between the security delivered and the amount received is positive. 37 Itaú Unibanco

Risk and Capital Management – Pillar 3 Repurchase Agreements Subject to Counterparty Credit Risk R$ million 03/31/2019 12/31/2018 03/31/2018 (1) 2,971 2 ,804 3,460 Settled in a settlement system Reverse repo agreements 2,170 2 ,221 2,798 (2) 2 59,796 2 77,241 235,464 Notional Value Effect of collateral 257,625 2 75,020 2 32,666 Repo agreements 801 583 661 (2) 2 31,595 2 30,390 192,655 Notional Value Effect of collateral 2 30,794 229,807 1 91,994 Not settled in a settlement system 7,672 4 ,855 4,616 Reverse repo agreements 210 164 616 (2) 322 345 767 Notional Value (3) 112 181 151 Effect of collateral Repo agreements 7 ,463 4,691 4,000 (2) 5 9,051 64,808 79,754 Notional Value (3) 51,589 60,117 75,754 Effect of collateral Net exposure to repurchase agreements 10,644 7 ,659 8,076 (1) Amounts regarding contracts settled in a clearing and settlement system (Stock Exchange, Selic or similar) in which the clearinghouse operates as central counterparty. (2) The notional value of repurchase agreements is similar to their positive gross value. (3) Cash and government securities with 0% FPR are used as collateral for counterparty credit risk exposure in repurchase agreements. (1) Other Agreements Subject to Counterparty Credit Risk R$ million 03/31/2019 12/31/2018 03/31/2018 (2) 13,349 14,218 14,360 Notional Value Collateral posted in favor of clearing houses 9,722 9 ,166 6,907 Effects of netting agreements - - Effect of collateral - - - (3) 10,233 9,897 7,332 Net exposure to other agreements subject to counterparty credit risk (1) Includes securities agreements to be settled, as well as forex agreements, and rights on securities lending (2) The notional value of these agreements is similar to their positive gross value. (3) Exposure amount after the application of FCL, according to BACEN Circular 3,644. Exposure to Counterparty Credit Risk R$ million 03/31/2019 12/31/2018 03/31/2018 Net global exposure to counterparty credit risk 4 7,179 47,605 55,687 Net exposure to derivatives 24,341 26,687 37,347 Net exposure to repurchase agreements 10,644 7 ,659 8,076 Net exposure to other agreements subject to counterparty credit risk 1 0,233 9 ,897 7 ,332 Net exposure by transactions carried out on behalf of Clients 1,962 3,361 2 ,933 38 Itaú Unibanco Risk and Capital Management – Pillar 3 Repurchase Agreements Subject to Counterparty Credit Risk R$ million 03/31/2019 12/31/2018 03/31/2018 (1) 2,971 2 ,804 3,460 Settled in a settlement system Reverse repo agreements 2,170 2 ,221 2,798 (2) 2 59,796 2 77,241 235,464 Notional Value Effect of collateral 257,625 2 75,020 2 32,666 Repo agreements 801 583 661 (2) 2 31,595 2 30,390 192,655 Notional Value Effect of collateral 2 30,794 229,807 1 91,994 Not settled in a settlement system 7,672 4 ,855 4,616 Reverse repo agreements 210 164 616 (2) 322 345 767 Notional Value (3) 112 181 151 Effect of collateral Repo agreements 7 ,463 4,691 4,000 (2) 5 9,051 64,808 79,754 Notional Value (3) 51,589 60,117 75,754 Effect of collateral Net exposure to repurchase agreements 10,644 7 ,659 8,076 (1) Amounts regarding contracts settled in a clearing and settlement system (Stock Exchange, Selic or similar) in which the clearinghouse operates as central counterparty. (2) The notional value of repurchase agreements is similar to their positive gross value. (3) Cash and government securities with 0% FPR are used as collateral for counterparty credit risk exposure in repurchase agreements. (1) Other Agreements Subject to Counterparty Credit Risk R$ million 03/31/2019 12/31/2018 03/31/2018 (2) 13,349 14,218 14,360 Notional Value Collateral posted in favor of clearing houses 9,722 9 ,166 6,907 Effects of netting agreements - - Effect of collateral - - - (3) 10,233 9,897 7,332 Net exposure to other agreements subject to counterparty credit risk (1) Includes securities agreements to be settled, as well as forex agreements, and rights on securities lending (2) The notional value of these agreements is similar to their positive gross value. (3) Exposure amount after the application of FCL, according to BACEN Circular 3,644. Exposure to Counterparty Credit Risk R$ million 03/31/2019 12/31/2018 03/31/2018 Net global exposure to counterparty credit risk 4 7,179 47,605 55,687 Net exposure to derivatives 24,341 26,687 37,347 Net exposure to repurchase agreements 10,644 7 ,659 8,076 Net exposure to other agreements subject to counterparty credit risk 1 0,233 9 ,897 7 ,332 Net exposure by transactions carried out on behalf of Clients 1,962 3,361 2 ,933 38 Itaú Unibanco

Risk and Capital Management – Pillar 3 Acquisitions, Sale or Transfer of Financial Assets The acquisition of financial assets follows the same policies and the same credit governance established for the portfolios originated at Itaú Unibanco. Financial asset acquisitions aim at increasing loan portfolio diversification and meeting the clients’ demands for liquidity. The purpose of the sale and transfer of financial assets is to meet investor demand for credit assets or work as a portfolio credit risk management instrument. Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not. Since January 2012, as determined by CMN Resolution 3,533 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets. Sale or Transfer of Financial Assets R$ million 03/31/2019 12/31/2018 03/31/2018 Balance of exposures assigned with significant withholding of risks and benefits 73 85 101 Balance of sale of exposure with substantial retention of risks and benefits 3,698 4 ,003 4,783 Securitization Companies 3 ,665 3,970 4,719 Financial institutions 33 33 64 Balance of sale of exposure without substantial transfer or retention of risks and - - - benefits Sale or Transfer of Financial Assets R$ million 1st quarter 4th quarter 3rd quarter 2nd quarter 1st quarter 2019 2018 2018 2018 2018 Flow of sale exposure in the quarter with substantial transfer of risks and 177 1,564 979 730 - rewards Credit rights Investments Fund (FIDC) 40 674 637 596 - Securitization Companies 4 53 43 31 - Financial institutions - 217 299 103 - (1) 133 620 - - - Other (1) Transfer of college credits held with the public sector. Sale or Transfer of Financial Assets R$ million 1st quarter 4th quarter 3rd quarter 2nd quarter 1st quarter 2019 2018 2018 2018 2018 Total exposures assigned over the last 12 months which have been 104 102 110 116 123 honored, repurchased or written-off 39 Itaú Unibanco Risk and Capital Management – Pillar 3 Acquisitions, Sale or Transfer of Financial Assets The acquisition of financial assets follows the same policies and the same credit governance established for the portfolios originated at Itaú Unibanco. Financial asset acquisitions aim at increasing loan portfolio diversification and meeting the clients’ demands for liquidity. The purpose of the sale and transfer of financial assets is to meet investor demand for credit assets or work as a portfolio credit risk management instrument. Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not. Since January 2012, as determined by CMN Resolution 3,533 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets. Sale or Transfer of Financial Assets R$ million 03/31/2019 12/31/2018 03/31/2018 Balance of exposures assigned with significant withholding of risks and benefits 73 85 101 Balance of sale of exposure with substantial retention of risks and benefits 3,698 4 ,003 4,783 Securitization Companies 3 ,665 3,970 4,719 Financial institutions 33 33 64 Balance of sale of exposure without substantial transfer or retention of risks and - - - benefits Sale or Transfer of Financial Assets R$ million 1st quarter 4th quarter 3rd quarter 2nd quarter 1st quarter 2019 2018 2018 2018 2018 Flow of sale exposure in the quarter with substantial transfer of risks and 177 1,564 979 730 - rewards Credit rights Investments Fund (FIDC) 40 674 637 596 - Securitization Companies 4 53 43 31 - Financial institutions - 217 299 103 - (1) 133 620 - - - Other (1) Transfer of college credits held with the public sector. Sale or Transfer of Financial Assets R$ million 1st quarter 4th quarter 3rd quarter 2nd quarter 1st quarter 2019 2018 2018 2018 2018 Total exposures assigned over the last 12 months which have been 104 102 110 116 123 honored, repurchased or written-off 39 Itaú Unibanco

Risk and Capital Management – Pillar 3 Acquisition of Financial Assets R$ million 03/31/2019 12/31/2018 03/31/2018 Acquisitions of loan portfolios WITH the retention of assignor's risks and rewards a) By type of exposure 510 472 454 Individuals - Vehicle and Leasing 381 338 447 Companies -Loans (CCB) - 1 6 Companies - Other 129 133 1 b) By type of assignor 510 472 454 Financial institutions 510 472 454 Acquisition of Financial Assets R$ million 03/31/2019 12/31/2018 03/31/2018 Acquisitions of loan portfolios with NO retention of assignor's risks and rewards a) By type of exposure 1,350 1 ,490 2 ,108 Individuals - Payroll 1 ,350 1,490 2,108 b) By type of assignor 1,350 1 ,490 2 ,108 Financial institutions 1,350 1,490 2,108 Operations of Securitization Itaú Unibanco’s portfolio includes securities arising from securitization processes. The portfolio is made up of Securitized Real Estate Loans (CRI), quotas of Credit Rights Investment Funds (FIDC) and Agribusiness Receivables Certificate (CRA) and debentures with securitization characteristics (issues whose flow of receipts is dependent on the performance of the underlying receivables). Exposure to securitization of FIDC, in the consolidated accounts, includes only fund units not consolidated in the Prudential Conglomerate. According to BACEN Circular 3,701, FIDC units when the institution has control or retains risks and benefits must be consolidated in the Prudential Conglomerate. Itaú Unibanco classifies securities arising from securitization processes based on the governance of products determined, and the credit is approved at the proper authority levels. Itaú Unibanco follows risk retention guidelines of CMN Resolution 3,533. The balances of these operations are presented below. (1) Securitization Exposures R$ million 03/31/2019 12/31/2018 03/31/2018 CRI 10,291 11,086 1 4,196 Mortgage Loans 10,291 11,086 14,196 Single-Tranche 8,955 9 ,684 12,529 Subordinated 1 ,336 1,402 1 ,666 CRA 155 170 62 155 170 62 Credit Related to Agribusiness Single-Tranche 155 170 62 FIDC 216 225 257 Credit Rights 216 225 257 Senior 216 225 257 Debenture 84 82 109 Loan portfolio 84 82 109 Single-Tranche 84 82 109 Total 10,746 11,563 1 4,623 (1) Traditional securitization. 40 Itaú Unibanco Risk and Capital Management – Pillar 3 Acquisition of Financial Assets R$ million 03/31/2019 12/31/2018 03/31/2018 Acquisitions of loan portfolios WITH the retention of assignor's risks and rewards a) By type of exposure 510 472 454 Individuals - Vehicle and Leasing 381 338 447 Companies -Loans (CCB) - 1 6 Companies - Other 129 133 1 b) By type of assignor 510 472 454 Financial institutions 510 472 454 Acquisition of Financial Assets R$ million 03/31/2019 12/31/2018 03/31/2018 Acquisitions of loan portfolios with NO retention of assignor's risks and rewards a) By type of exposure 1,350 1 ,490 2 ,108 Individuals - Payroll 1 ,350 1,490 2,108 b) By type of assignor 1,350 1 ,490 2 ,108 Financial institutions 1,350 1,490 2,108 Operations of Securitization Itaú Unibanco’s portfolio includes securities arising from securitization processes. The portfolio is made up of Securitized Real Estate Loans (CRI), quotas of Credit Rights Investment Funds (FIDC) and Agribusiness Receivables Certificate (CRA) and debentures with securitization characteristics (issues whose flow of receipts is dependent on the performance of the underlying receivables). Exposure to securitization of FIDC, in the consolidated accounts, includes only fund units not consolidated in the Prudential Conglomerate. According to BACEN Circular 3,701, FIDC units when the institution has control or retains risks and benefits must be consolidated in the Prudential Conglomerate. Itaú Unibanco classifies securities arising from securitization processes based on the governance of products determined, and the credit is approved at the proper authority levels. Itaú Unibanco follows risk retention guidelines of CMN Resolution 3,533. The balances of these operations are presented below. (1) Securitization Exposures R$ million 03/31/2019 12/31/2018 03/31/2018 CRI 10,291 11,086 1 4,196 Mortgage Loans 10,291 11,086 14,196 Single-Tranche 8,955 9 ,684 12,529 Subordinated 1 ,336 1,402 1 ,666 CRA 155 170 62 155 170 62 Credit Related to Agribusiness Single-Tranche 155 170 62 FIDC 216 225 257 Credit Rights 216 225 257 Senior 216 225 257 Debenture 84 82 109 Loan portfolio 84 82 109 Single-Tranche 84 82 109 Total 10,746 11,563 1 4,623 (1) Traditional securitization. 40 Itaú Unibanco

Risk and Capital Management – Pillar 3 The table below presents the summary of the securitization activity in the period: (1) Securitization Activities in the Period R$ million 1st quarter 4th quarter 1st quarter 3rd quarter 2nd quarter 2018 2018 2019 2018 2018 CRI 75 62 253 - 362 Mortgage Loans 75 62 253 - 362 FIDC 575 - - 839 5 Credit Rights 575 - - 839 5 CRA 130 - 267 242 - Credit Rights 130 - 267 242 - Total 780 62 520 1 ,081 367 (1) Traditional securitization. It should be noted that the portion of RWA attributable to securitization exposure did not exceed 5% of its total on CPAD March 31, 2019. Itaú Unibanco ascertains its gains and losses with the securitization process taking into account its different activities as originator or investor, in other words, the participant that assigns portfolios for securitization purposes, and the trader of securitized assets, respectively. As originator, gains and losses are calculated as the difference between the sum received for assets transferred to the securitizing institutions and the book value of the portfolio. As investor, the calculation takes into account the difference between the sale amount and the book value of the securitized paper. Gains and losses on securitization are disclosed when they are material. Credit Derivatives Itaú Unibanco buys and sells credit protection in order to meet the needs of its customers. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. Notional Amount of Credit Derivatives Held in Portfolio R$ million 03/31/2019 12/31/2018 03/31/2018 Risk Transferred 2,616 1,471 1 ,827 Credit Default Swap (CDS) 2,616 1,471 1,827 Risk Received (6,544) (6,853) (4,853) Credit Default Swap (CDS) (6,544) (6,853) (4,853) Total (3,928) (5,382) (3,026) Required capital of Risk Received 60 46 32 41 Itaú Unibanco Risk and Capital Management – Pillar 3 The table below presents the summary of the securitization activity in the period: (1) Securitization Activities in the Period R$ million 1st quarter 4th quarter 1st quarter 3rd quarter 2nd quarter 2018 2018 2019 2018 2018 CRI 75 62 253 - 362 Mortgage Loans 75 62 253 - 362 FIDC 575 - - 839 5 Credit Rights 575 - - 839 5 CRA 130 - 267 242 - Credit Rights 130 - 267 242 - Total 780 62 520 1 ,081 367 (1) Traditional securitization. It should be noted that the portion of RWA attributable to securitization exposure did not exceed 5% of its total on CPAD March 31, 2019. Itaú Unibanco ascertains its gains and losses with the securitization process taking into account its different activities as originator or investor, in other words, the participant that assigns portfolios for securitization purposes, and the trader of securitized assets, respectively. As originator, gains and losses are calculated as the difference between the sum received for assets transferred to the securitizing institutions and the book value of the portfolio. As investor, the calculation takes into account the difference between the sale amount and the book value of the securitized paper. Gains and losses on securitization are disclosed when they are material. Credit Derivatives Itaú Unibanco buys and sells credit protection in order to meet the needs of its customers. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. Notional Amount of Credit Derivatives Held in Portfolio R$ million 03/31/2019 12/31/2018 03/31/2018 Risk Transferred 2,616 1,471 1 ,827 Credit Default Swap (CDS) 2,616 1,471 1,827 Risk Received (6,544) (6,853) (4,853) Credit Default Swap (CDS) (6,544) (6,853) (4,853) Total (3,928) (5,382) (3,026) Required capital of Risk Received 60 46 32 41 Itaú Unibanco

Risk and Capital Management – Pillar 3 6 Market Risk 6.1 Framework and Treatment Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. Itaú Unibanco’s institutional policies and general market risk management framework are in line with the principles of CMN Resolution 3,464, and subsequent amendments. These principles guide the approach to market risk control across the institution. Itaú Unibanco’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors: · Political, economic and market conditions; · The profile of Itaú Unibanco´s portfolio; and · Capacity to act in specific markets. The key principles underlying Itaú Unibanco’s market risk control structure are as follows: · Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives; · Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time; · Increase transparency as to how the business works to optimize results; · Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and · Monitor and avoid concentration of risks. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products. The CMN has regulations that establish the segregation of exposure to market risk into risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indices are also treated as a group of risk factors and follow the same structure of limits governance. The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco’s risk appetite. In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco. Hedge accounting considerations are presented in detail in Note 5f V – “Accounting hedge” to the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations. Market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 3,464 and BACEN Circular 3,354. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term. Market risk management is based on the following key metrics: · Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval; 42 Itaú Unibanco Risk and Capital Management – Pillar 3 6 Market Risk 6.1 Framework and Treatment Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. Itaú Unibanco’s institutional policies and general market risk management framework are in line with the principles of CMN Resolution 3,464, and subsequent amendments. These principles guide the approach to market risk control across the institution. Itaú Unibanco’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors: · Political, economic and market conditions; · The profile of Itaú Unibanco´s portfolio; and · Capacity to act in specific markets. The key principles underlying Itaú Unibanco’s market risk control structure are as follows: · Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives; · Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time; · Increase transparency as to how the business works to optimize results; · Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and · Monitor and avoid concentration of risks. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products. The CMN has regulations that establish the segregation of exposure to market risk into risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indices are also treated as a group of risk factors and follow the same structure of limits governance. The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco’s risk appetite. In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco. Hedge accounting considerations are presented in detail in Note 5f V – “Accounting hedge” to the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations. Market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 3,464 and BACEN Circular 3,354. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term. Market risk management is based on the following key metrics: · Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval; 42 Itaú Unibanco

Risk and Capital Management – Pillar 3

- Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);
- Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
- Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ("MtM - Mark to Market"); and
- Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

- Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
- Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and
- Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

The document that details the market risk control institutional policy is on the Investor Relations website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies.

6.2 Portfolio Analysis

Interest rate risk in the banking book

Interest rate risk is the potential loss associated with variations in these rates in the market in relation to indexer mismatches, maturities and between investments and funding. The methodology adopted involves marking-to-market of the various products, calculating the sensitivity to variations in interest rates, and the value at risk by historical simulation (VaR) as well as stress tests throughout the entire portfolio, as determined by Itaú Unibanco's institutional regulations.

In managing the interest rate risk of the loan portfolios that show material early settlements, Itaú Unibanco adjusts the original maturities of transactions, which speeds up the reduction in the originally contracted payment flows so as to better reflect clients' expected behavior.

Likewise, the balances of products with no definite expiry date, such as demand deposits and savings accounts, are included in the statistics on the basis of past and seasonal experience. The core portion is distributed over time, thus generating an exposure to changes in interest rates, pursuant to internally approved methodologies.

The table below shows the sensitivity of the amount of the banking book positions to changes in interest rate curves, using the methodology and stress scenarios adopted.

Sensibility of Banking Position [1]

R$ million

Exposures		03/31/2019		
Risk factors	Risk of variation in:	Scenario I	Scenario II	Scenario III
Interest Rate	Fixed Income Interest Rates in reais	(8)	(1,297)	(2,539)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(2)	(218)	(413)
Price Index Linked	Interest of Inflation coupon	(2)	(227)	(412)
TR	TR Linked Interest Rates	-	-	2

[1] *Amounts net of tax effects.*

In order to measure these sensitivities, the following scenarios are used:

- Scenario I: Shocks of 1 base point in interest fixed rates, currency coupon, inflation, interest rate indexes, and 1 percentage point in the prices of currencies and shares;
- Scenario II: Shocks of 25% in interest fixed rates, currency coupon, inflation, interest rate indexes, and in the prices of currencies and shares, both for growth and fall, considering the largest resulting losses per risk factor;

43

Itaú Unibanco

Risk and Capital Management – Pillar 3

- Scenario III: Shocks of 50% in interest fixed rates, currency coupon, inflation, interest rate indexes, and in the prices of currencies and shares, both for growth and fall, considering the largest resulting losses per risk factor.

Evolution of the Trading Book

The evolution of the Trading Book, broken down by major risk factors, is tabulated below:

Total Value of Trading Position

R$ million

	03/31/2019		12/31/2018		03/31/2018	
	Long	Short	Long	Short	Long	Short
Interest Rates	145,814	(140,256)	188,191	(200,017)	193,250	(184,037)
Foreign Exchange	157,091	(160,508)	132,741	(131,969)	118,638	(115,650)
Equities	3,662	(3,632)	3,340	(3,304)	2,277	(2,557)
Commodities	16	(1)	-	-	27	-

Evolution of the Derivatives Portfolio

The main purpose of the derivative positions in the Banking Book and Trading Book is to manage risks in these positions and in the corresponding risk factors.

Derivatives: Trades in Brazil - Trading + Banking - With Central Counterparty[1]

R$ million

	03/31/2019		12/31/2018		03/31/2018	
	Long	Short	Long	Short	Long	Short
Interest Rates	121,116	(92,398)	135,839	(127,144)	178,527	(164,910)
Foreign Exchange	44,810	(60,918)	33,327	(65,325)	20,857	(45,289)
Equities	1,900	(500)	1,676	(483)	1,479	(403)
Commodities	102	(118)	97	(74)	150	(165)

(1) As from the 1st quarter of 2018, the consolidation of derivatives is no longer determined by the positions of individual companies, and is now consolidated in the view of Itaú Unibanco Holding S.A.

Derivatives: Trades in Brazil - Trading + Banking - Without Central Counterparty[1]

R$ million

	31/03/2019		12/31/2018		03/31/2018	
	Long	Short	Long	Short	Long	Short
Interest Rates	43,269	(36,458)	42,441	(34,893)	55,295	(59,751)
Foreign Exchange	16,172	(41,583)	13,405	(37,896)	10,194	(32,323)
Equities	-	(67)	-	(37)	-	(45)
Commodities	79	(50)	37	(51)	54	(14)

(1) As from the 1st quarter of 2018, the consolidation of derivatives is no longer determined by the positions of individual companies, and is now consolidated in the view of Itaú Unibanco Holding S.A.

Derivatives: Foreign Trades - Trading + Banking - With Central Counterparty[1]

R$ million

	03/31/2019		12/31/2018		03/31/2018	
	Long	Short	Long	Short	Long	Short
Interest Rates	535	(2,656)	37	(1,975)	2,467	(4,748)
Foreign Exchange	76,365	(74,717)	100,892	(96,589)	103,654	(99,959)
Equities	634	(2,471)	233	(3,402)	-	(1,165)
Commodities	-	(31)	-	-	-	-

(1) As from the 1st quarter of 2018, the consolidation of derivatives is no longer determined by the positions of individual companies, and is now consolidated in the view of Itaú Unibanco Holding S.A.

Derivatives: Foreign Trades - Trading + Banking - Without Central Counterparty[1]

R$ million

	03/31/2019		12/31/2018		03/31/2018	
	Long	Short	Long	Short	Long	Short
Interest Rates	44,214	(103,024)	43,950	(105,333)	72,628	(75,970)
Foreign Exchange	251,375	(244,894)	236,337	(228,794)	205,455	(199,757)

(1) As from the 1st quarter of 2018, the consolidation of derivatives is no longer determined by the positions of individual companies, and is now consolidated in the view of Itaú Unibanco Holding S.A.

44

Itaú Unibanco

Risk and Capital Management – Pillar 3 VaR – Consolidated Itaú Unibanco Consolidated VaR of Itaú Unibanco is calculated by Historical Simulation, i.e., the expected distribution for profit and loss (P&L’s - Profit and loss statement) of a portfolio over a time horizon that can be estimated based on the historical behavior of returns of market risk factors of this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, being or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies. (1) VaR - Itaú Unibanco Holding R$ million VaR per Risk Factor Group 03/31/2019 12/31/2018 03/31/2018 Brazilian Interest rates 8 56.8 898.4 8 82.6 Currencies 30.4 37.3 1 7.3 Equities 38.3 50.1 3 2.1 Commodities 1.3 1 .0 1 .8 Diversification effect (553.2) (605.3) (549.9) Total VaR 373.6 381.5 383.9 Maximum Total VaR of the Quarter 471.9 397.0 525.0 Average Total VaR of the Quarter 397.1 357.8 432.7 Minimum Total VaR of the Quarter 360.7 303.0 369.2 (1) Considers one-day holding period and 99% confidence level. VaR per Risk Factor Group includes foreign units information. The Total VaR did not have a significant variation in relation to the last quarter. VaR and Stressed VaR Internal Model – Regulatory Portfolio For its Regulatory Portfolio, Itaú Unibanco uses historical simulation methodology for calculating the VaR and Stressed VaR, with a confidence interval of 99% and a holding period of at least 10-day, depending on the market liquidity of the portfolio. (1) VaR - Itaú Unibanco - Regulatory Portfolio R$ million 03/31/2019 12/31/2018 03/31/2018 VaR per Risk Factor Group VaR Stressed VaR VaR Stressed VaR VaR Stressed VaR Brazilian Interest rates 83.8 160.0 56.9 1 80.0 3 8.0 1 13.1 Currencies 43.1 91.9 93.1 2 55.6 2 0.4 25.2 Equities 53.9 38.3 53.5 1 41.4 3 5.5 88.0 Commodities 2 .8 3.5 2.9 3 .3 2 .2 3 .8 Diversification effect (79.5) (174.4) (80.1) (216.4) (52.8) (175.2) Total VaR 104.1 119.3 126.3 363.9 43.3 54.9 Maximum Total VaR of the Quarter 160.4 494.7 275.0 363.9 196.0 289.7 Average Total VaR of the Quarter 103.6 182.9 135.8 130.2 110.3 140.9 Minimum Total VaR of the Quarter 58.9 75.0 68.4 65.7 31.3 44.6 (1) VaR Historical Simulation approach, holding period of at least 10 days. Amounts reported consider 99% confidence level. External Units are not cosidered. 45 Itaú Unibanco Risk and Capital Management – Pillar 3 VaR – Consolidated Itaú Unibanco Consolidated VaR of Itaú Unibanco is calculated by Historical Simulation, i.e., the expected distribution for profit and loss (P&L’s - Profit and loss statement) of a portfolio over a time horizon that can be estimated based on the historical behavior of returns of market risk factors of this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, being or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies. (1) VaR - Itaú Unibanco Holding R$ million VaR per Risk Factor Group 03/31/2019 12/31/2018 03/31/2018 Brazilian Interest rates 8 56.8 898.4 8 82.6 Currencies 30.4 37.3 1 7.3 Equities 38.3 50.1 3 2.1 Commodities 1.3 1 .0 1 .8 Diversification effect (553.2) (605.3) (549.9) Total VaR 373.6 381.5 383.9 Maximum Total VaR of the Quarter 471.9 397.0 525.0 Average Total VaR of the Quarter 397.1 357.8 432.7 Minimum Total VaR of the Quarter 360.7 303.0 369.2 (1) Considers one-day holding period and 99% confidence level. VaR per Risk Factor Group includes foreign units information. The Total VaR did not have a significant variation in relation to the last quarter. VaR and Stressed VaR Internal Model – Regulatory Portfolio For its Regulatory Portfolio, Itaú Unibanco uses historical simulation methodology for calculating the VaR and Stressed VaR, with a confidence interval of 99% and a holding period of at least 10-day, depending on the market liquidity of the portfolio. (1) VaR - Itaú Unibanco - Regulatory Portfolio R$ million 03/31/2019 12/31/2018 03/31/2018 VaR per Risk Factor Group VaR Stressed VaR VaR Stressed VaR VaR Stressed VaR Brazilian Interest rates 83.8 160.0 56.9 1 80.0 3 8.0 1 13.1 Currencies 43.1 91.9 93.1 2 55.6 2 0.4 25.2 Equities 53.9 38.3 53.5 1 41.4 3 5.5 88.0 Commodities 2 .8 3.5 2.9 3 .3 2 .2 3 .8 Diversification effect (79.5) (174.4) (80.1) (216.4) (52.8) (175.2) Total VaR 104.1 119.3 126.3 363.9 43.3 54.9 Maximum Total VaR of the Quarter 160.4 494.7 275.0 363.9 196.0 289.7 Average Total VaR of the Quarter 103.6 182.9 135.8 130.2 110.3 140.9 Minimum Total VaR of the Quarter 58.9 75.0 68.4 65.7 31.3 44.6 (1) VaR Historical Simulation approach, holding period of at least 10 days. Amounts reported consider 99% confidence level. External Units are not cosidered. 45 Itaú Unibanco

Risk and Capital Management – Pillar 3 Stress Testing In addition to using VaR, Itaú Unibanco analyzes the risk in extreme scenarios under a wide range of different stress testings, so as to identify significant losses that could occur in extreme market conditions. This scenarios are based on past crises or on predetermined shocks in the risk factors. One factor that has a major bearing on the test results is the correlation between the assets and the respective risk factors, and this effect is simulated in various ways in the different scenarios tested. In order to identify its greatest risks and to assist in decision-making by the treasury department and by the senior management, the results of the stress tests are assessed by means of risk factors as well as in a consolidated way. Backtesting The effectiveness of the VaR model is validated by the use of backtesting techniques, comparing daily hypothetical and effective results with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the VaR pre- established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence interval, considering a range of 250 business days. Confidence intervals of 97.5% and 95%, and periods of 500 and 750 business days, respectively are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into: · Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models; · Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and · Red (10 or more exceptions): need for improvement actions. The Backtesting presented one exception in relation to the effective and hypothetical results in the period. Pricing of Financial Instruments To price its portfolios, Itaú Unibanco uses, where possible, price quotes seen in financial markets and published by reliable external sources, or, if quotes are not available from specialized sources, estimates from pricing models representing the fair value of its positions. The pricing parameters used by Itaú Unibanco include interest rates, foreign exchange rates, the prices of securities, equities, commodities, derivatives contracts, indices, and volatilities. Prices are calculated by the pricing area, and are independently validated from price information, volatility curves and surfaces (IPV – Independent price validation), to ensure that the information is consistent and accurate. 46 Itaú Unibanco Risk and Capital Management – Pillar 3 Stress Testing In addition to using VaR, Itaú Unibanco analyzes the risk in extreme scenarios under a wide range of different stress testings, so as to identify significant losses that could occur in extreme market conditions. This scenarios are based on past crises or on predetermined shocks in the risk factors. One factor that has a major bearing on the test results is the correlation between the assets and the respective risk factors, and this effect is simulated in various ways in the different scenarios tested. In order to identify its greatest risks and to assist in decision-making by the treasury department and by the senior management, the results of the stress tests are assessed by means of risk factors as well as in a consolidated way. Backtesting The effectiveness of the VaR model is validated by the use of backtesting techniques, comparing daily hypothetical and effective results with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the VaR pre- established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence interval, considering a range of 250 business days. Confidence intervals of 97.5% and 95%, and periods of 500 and 750 business days, respectively are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into: · Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models; · Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and · Red (10 or more exceptions): need for improvement actions. The Backtesting presented one exception in relation to the effective and hypothetical results in the period. Pricing of Financial Instruments To price its portfolios, Itaú Unibanco uses, where possible, price quotes seen in financial markets and published by reliable external sources, or, if quotes are not available from specialized sources, estimates from pricing models representing the fair value of its positions. The pricing parameters used by Itaú Unibanco include interest rates, foreign exchange rates, the prices of securities, equities, commodities, derivatives contracts, indices, and volatilities. Prices are calculated by the pricing area, and are independently validated from price information, volatility curves and surfaces (IPV – Independent price validation), to ensure that the information is consistent and accurate. 46 Itaú Unibanco

Risk and Capital Management – Pillar 3 7 Operational Risk 7.1 Framework and Treatment Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution. Itaú Unibanco internally classifies its risk events in: · Internal fraud; · External fraud; · Labor claims and deficient security in the workplace; · Inadequate practices related to clients, products and services; · Damages to own physical assets or assets in use by Itaú Unibanco; · Interruption of Itaú Unibanco’s activities; · Failures in information technology (IT) systems, processes or infrastructure; · Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco. Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way. The managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area. Among the methodologies and tools used are the self-evaluation and the map of the institution’s prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services. Within the governance of the risk management process, regularly, the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business area executives. In line with CMN Resolution 4,557, the document “Public Report – Integrated Management of Operational Risk /Internal Controls/Compliance”, summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies. 47 Itaú Unibanco Risk and Capital Management – Pillar 3 7 Operational Risk 7.1 Framework and Treatment Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution. Itaú Unibanco internally classifies its risk events in: · Internal fraud; · External fraud; · Labor claims and deficient security in the workplace; · Inadequate practices related to clients, products and services; · Damages to own physical assets or assets in use by Itaú Unibanco; · Interruption of Itaú Unibanco’s activities; · Failures in information technology (IT) systems, processes or infrastructure; · Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco. Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way. The managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area. Among the methodologies and tools used are the self-evaluation and the map of the institution’s prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services. Within the governance of the risk management process, regularly, the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business area executives. In line with CMN Resolution 4,557, the document “Public Report – Integrated Management of Operational Risk /Internal Controls/Compliance”, summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies. 47 Itaú Unibanco

Risk and Capital Management – Pillar 3 7.2 Crisis Management and Business Continuity Itaú Unibanco's Business Continuity Program is designed to anticipate and respond at an acceptable level to events that may interrupt its essential activities. It establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents. The descriptions/characteristics of the existing plans are: · Disaster Recovery: it aims to ensure the availability and integrity of Information Technology resources and communication in the event of a failure in the primary Data Center to maintain the processing of critical systems; · Workplace Contingency: alternative facilities to perform the activities in the event the administrative buildings become unavailable; · Operational Contingency: alternatives to carry out critical processes whether they are systemic, procedural or emergency responses. In order to assess the efficiency of the contingency actions in the face of the interruption scenarios described in the plans and identify improvement points, tests are carried out at intervals that vary according to the plan, at least once a year. In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to assess the institution: - Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. - Threats and Vulnerabilities Analysis (AVA): identification of threats near to Itaú Unibanco’s buildings. In addition, the institution has a Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructure/operational (including information technology) or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco's processes with its employees, clients, strategic partners and regulators, with timely and integrated responses. 48 Itaú Unibanco Risk and Capital Management – Pillar 3 7.2 Crisis Management and Business Continuity Itaú Unibanco's Business Continuity Program is designed to anticipate and respond at an acceptable level to events that may interrupt its essential activities. It establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents. The descriptions/characteristics of the existing plans are: · Disaster Recovery: it aims to ensure the availability and integrity of Information Technology resources and communication in the event of a failure in the primary Data Center to maintain the processing of critical systems; · Workplace Contingency: alternative facilities to perform the activities in the event the administrative buildings become unavailable; · Operational Contingency: alternatives to carry out critical processes whether they are systemic, procedural or emergency responses. In order to assess the efficiency of the contingency actions in the face of the interruption scenarios described in the plans and identify improvement points, tests are carried out at intervals that vary according to the plan, at least once a year. In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to assess the institution: - Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. - Threats and Vulnerabilities Analysis (AVA): identification of threats near to Itaú Unibanco’s buildings. In addition, the institution has a Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructure/operational (including information technology) or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco's processes with its employees, clients, strategic partners and regulators, with timely and integrated responses. 48 Itaú Unibanco

Risk and Capital Management – Pillar 3 7.3 Independent Validation of Risk Models Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent. The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674. The validation stages include: · Verification of mathematical and theoretical development of the models; · Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical; · When applicable, comparison with alternative models and international benchmarks; · Histhorical Backtesting of the model; · The correct implementation of the models in the systems used. Additionally, the validation area assesses the stress testing program. The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion. 49 Itaú Unibanco Risk and Capital Management – Pillar 3 7.3 Independent Validation of Risk Models Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent. The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674. The validation stages include: · Verification of mathematical and theoretical development of the models; · Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical; · When applicable, comparison with alternative models and international benchmarks; · Histhorical Backtesting of the model; · The correct implementation of the models in the systems used. Additionally, the validation area assesses the stress testing program. The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion. 49 Itaú Unibanco

Risk and Capital Management – Pillar 3 8 Liquidity Risk 8.1 Framework and Treatment Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring significant losses. Liquidity risk control is carried out by an area that is independent of the business areas, and which is responsible for defining the composition of the reserve, estimating cash flow and exposure to liquidity risk over different time horizons, and monitoring the minimum limits for absorbing losses in stress scenarios in the countries where Itaú Unibanco operates. All activities are subject to assessment by the independent validation, internal controls and audit departments. Additionally, and pursuant to the requirements of CMN Resolutions 4,090 and BACEN Circular 3,749, Itaú Unibanco makes monthly delivery of its Liquidity Risk Statements (DLR) to BACEN and the following items are regularly prepared and submitted to the senior management for monitoring and decision support: · Different scenarios for liquidity projections; · Contingency plans for crisis situations; · Reports and charts to enable monitoring risk positions; · Assessment of funding costs and alternatives; · Tracking the sort of funding sources through a continuous control of funding sources considering counterparty type, maturity and other aspects. The document that details the liquidity risk control institutional policy is on the Investor Relations website https://www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies. 50 Itaú Unibanco Risk and Capital Management – Pillar 3 8 Liquidity Risk 8.1 Framework and Treatment Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring significant losses. Liquidity risk control is carried out by an area that is independent of the business areas, and which is responsible for defining the composition of the reserve, estimating cash flow and exposure to liquidity risk over different time horizons, and monitoring the minimum limits for absorbing losses in stress scenarios in the countries where Itaú Unibanco operates. All activities are subject to assessment by the independent validation, internal controls and audit departments. Additionally, and pursuant to the requirements of CMN Resolutions 4,090 and BACEN Circular 3,749, Itaú Unibanco makes monthly delivery of its Liquidity Risk Statements (DLR) to BACEN and the following items are regularly prepared and submitted to the senior management for monitoring and decision support: · Different scenarios for liquidity projections; · Contingency plans for crisis situations; · Reports and charts to enable monitoring risk positions; · Assessment of funding costs and alternatives; · Tracking the sort of funding sources through a continuous control of funding sources considering counterparty type, maturity and other aspects. The document that details the liquidity risk control institutional policy is on the Investor Relations website https://www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies. 50 Itaú Unibanco

Risk and Capital Management – Pillar 3

8.2 Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio (LCR), which is calculated as required by BACEN, in line with the Basel international standard, is defined as follows:

$$LCR = \frac{HQLA_e}{Outflows_s - Min\,(Inflows_s\,;\,75\%\ x\ Outflows_s)}$$

- HQLA – High Quality Liquid Assets = correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk;
- $Outflows_s$ = total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749;
- $Inflows_s$ = total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

According to the instructions in BACEN Circular 3,775, banks with total assets exceeding R$100 billion have since October 2015 been required to submit a monthly Prudential Conglomerate LCR to BACEN. This indicator is subject to a progressive minimum regulatory requirement, as presented below.

Schedule for limits to be observed	From January 1st	
	2018	2019
Liquidity Coverage Ratio (LCR)	90%	100%

Information on the Liquidity Coverage Ratio (LCR)

R$ thousand

		1th quarter 2019 [1]		4th quarter 2018 [2]		1st quarter 2018 [3]	
		Total Unweighted Value (average)[4]	Total Weighted Value (average)[5]	Total Unweighted Value (average)[4]	Total Weighted Value (average)[5]	Total Unweighted Value (average)[4]	Total Weighted Value (average)[5]
	High Quality Liquid Assets (HQLA)						
1	Total High Quality Liquid Assets (HQLA)		170,648,702		179,879,581		192,158,210
	Cash outflows[6]						
2	Retail deposits and deposits from small business customers, of which:	272,231,490	23,844,905	275,132,207	24,549,688	265,055,230	24,955,206
3	Stable deposits	147,023,505	7,351,175	144,721,508	7,236,071	109,191,615	5,459,581
4	Less stable deposits	125,207,985	16,493,729	130,410,699	17,313,616	155,863,615	19,495,625
5	Unsecured wholesale funding, of which:	147,202,782	65,403,979	154,104,524	70,103,803	142,163,929	65,811,243
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	2,108,377	105,419	1,997,884	99,894	2,243,983	112,608
7	Non-operational deposits (all counterparties)	144,304,711	64,508,866	150,584,782	68,482,051	137,282,747	63,061,435
8	Unsecured debt	789,694	789,694	1,521,858	1,521,858	2,637,199	2,637,199
9	Secured wholesale funding		7,654,958		7,183,423		6,118,842
10	Additional requirements, of which:	229,025,276	30,978,105	225,759,210	30,030,807	216,385,898	26,374,523
11	Outflows related to derivative exposure and other collateral requirements	30,345,289	15,163,653	27,852,667	13,625,033	18,777,280	9,240,091
12	Outflows related to loss of funding on debt products	2,641,861	2,641,861	3,167,152	3,167,152	4,278,933	4,278,933
13	Credit and liquidity facilities	196,038,126	13,172,590	194,739,391	13,238,622	193,329,685	12,855,499
14	Other contractual funding obligations	65,621,872	65,621,872	58,043,584	58,043,584	59,870,200	59,870,200
15	Other contingent funding obligations	82,112,888	10,149,408	88,777,377	10,536,953	88,813,740	9,498,966
16	Total cash outflows		203,653,226		200,448,258		192,628,979
	Cash inflows[6]						
17	Secured lending	169,849,433	221,912	174,016,478	323,878	138,730,403	90,542
18	Inflows from fully performing exposures	28,037,265	17,092,911	27,381,337	16,193,016	27,574,982	16,428,637
19	Other cash inflows	94,008,489	82,262,021	90,014,372	79,188,448	77,510,386	65,354,254
20	Total cash inflows	291,895,187	99,576,844	291,412,186	95,705,342	243,815,771	81,873,433
			Adjusted Total [7]		Adjusted Total [7]		Adjusted Total [7]
21	Total HQLA		170,648,702		179,879,581		192,158,210
22	Total net cash outflows		104,076,382		104,742,916		110,755,546
23	LCR (%)		164.0%		171.7%		173.5%

(1) It corresponds to 61 daily average observations.

(2) It corresponds to 62 daily average observations.

(3) It corresponds to 61 daily average observations.

(4) Total balance of the cash inflows or outflows.

(5) After application of weighting factors.

(6) Potential cash outflows ($Outflows_s$) and inflows ($Inflows_s$).

(7) Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749.

The table shows that Itaú Unibanco has an average LCR of 164.0% in the quarter, leading to the conclusion that the institution comfortably has sufficient liquid assets to endure more than 30 days in a period of idiosyncratic or systemic liquidity stress, as set forth by the metrics.

51

Itaú Unibanco

Risk and Capital Management – Pillar 3

8.3 Net Stable Funding Ratio (NSFR)

The Net Stable Funding Ratio (NSFR), the calculation of which is established by the BACEN and in line with the Basel international guidelines, is defined as follows:

$$NSFR = \frac{Available\ Stable\ Funding\ (ASF)}{Required\ Stable\ Funding\ (RSF)}$$

- ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, as provided for in BACEN Circular 3,869;
- RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, as provided for in BACEN Circular 3,869.

Information on the Net Stable Funding Ratio (NSFR)

R$ thousand

		03/31/2019				
		Value per residual effective maturity term (R$ thousand)				
		No Maturity[1]	Lower than six months[1]	Greater than or equal to six months, and lower than 1 year[1]	Greater than or equal to 1 year[1]	Weighted Value[2] (R$ thousand)
	Available Stable Funding (AFS)[3]					
1	**Capital**	-	-	-	180,019,053	180,019,053
2	Reference Equity, gross of regulatory deductions	-	-	-	133,927,924	133,927,924
3	Other capital instruments not included in line 2	-	-	-	46,091,129	46,091,129
4	**Retail Funding**	135,844,372	156,751,320	6,214,943	12,757,158	289,295,372
5	Stable Funding	96,554,664	54,756,025	862,159	1,309,818	145,874,023
6	Less Stable Funding	39,289,709	101,995,295	5,352,784	11,447,340	143,421,350
7	**Wholesale Funding**	27,828,694	488,327,071	48,278,410	91,439,612	197,411,544
8	Operational deposits and deposits of member cooperatives	3,088,718	-	-	-	1,544,359
9	Other Wholesale Funding	24,739,976	488,327,071	48,278,410	91,439,612	195,867,185
10	**Operations in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent**	-	76,248,485	-	3,619,758	-
11	**Other liabilities, in which:**	-	209,356,776	682,500	4,972,451	5,313,701
12	Derivatives whose replacement values are lower than zero	-	17,637,315	-	-	-
13	Other liability or equity elements not included above	-	191,719,461	682,500	4,972,451	5,313,701
14	**Total Available Stable Funding (ASF)**	163,673,067	930,683,652	55,175,853	292,808,032	672,039,671
	Required Stable Funding (RSF)[3]					
15	**Total NSFR high-quality liquid assets (HQLA)**	122,814,434	147,232,775	195,036	3,778,279	11,044,152
16	**Operational deposits held at other financial institutions**	-	-	-	-	-
17	**Performing loans and securities (financial institutions, corporates and central banks)**	-	429,804,053	67,615,260	298,061,737	365,253,288
18	Performing loans to financial institutions secured by Level 1 HQLA	-	29,189,996	-	-	2,919,000
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	-	25,177,267	2,296,363	18,598,980	23,523,751
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks, of which:	-	362,555,370	59,459,618	167,641,770	240,988,590
21	With a risk weight of less than or equal to 35%, approach for credit risk, according to Circular 3,644.	-	-	-	-	-
22	Performing residential mortgages, of which:	-	2,979,613	2,487,242	61,678,065	46,907,459
23	Which are in accordance to Circular 3,644, 2013, art. 22	-	-	-	41,261,620	26,820,053
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	-	9,901,806	3,372,038	50,142,922	50,914,489
25	**Operations in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent**	-	94,209,959	6,082,892	4,107,050	-
26	**Other assets, in which:**	-	179,298,092	6,603,179	83,498,625	155,887,360
27	Transactions with gold and commodities, including those with expected physical settlement	-	-	-	-	-
28	Assets posted as initial margin for derivatives contracts and participation in mutual guarantee funds of clearinghouses or providers of clearing and settlement services which acts as central counterparty.	-	-	-	19,501,014	16,575,862
29	Derivatives whose replacement values are higher than or equal to zero	-	-	-	14,001,419	1,253,896
30	Derivatives whose replacement values are less than zero, gross of the deduction of any collateral provided as a result of deposit of variation margin	-	-	-	888,036	888,036
31	All other assets not included in the above categories	-	179,298,092	6,603,179	49,108,155	137,169,566
32	**Off-balance sheet transactions**	359,888,530	-	-	-	14,882,473
33	**Total Required Stable Funding (RSF)**	482,702,964	850,544,879	80,496,366	389,445,689	547,067,274
						Total Adjusted Value[4]
	Total Available Stable Funding (ASF)					672,039,671
	Total Required Stable Funding (RSF)					547,067,274
34	**NSFR (%)**					122.8%

(1) This is the total balance of the available stable funding (ASF) or required stable funding (RSF).

(2) Corresponds to the amount after application of weighting factors.

(3) Corresponds to available stable funding (ASF) or required stable funding (RSF).

(4) Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3.869.

52

Itaú Unibanco

Risk and Capital Management – Pillar 3 NSFR Comparative R$ Thousand 03/31/2019 12/31/2018 Total Adjusted Total Adjusted (1) (1) Value Value Total Available Stable Funding (ASF) 672,039,671 691,550,466 Total Required Stable Funding (RSF) 547,067,274 541,641,994 NSFR (%) 122.8% 127.7% (1) Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3.869. Itaú Unibanco’s Available Stable Funding (ASF) amounted to R$ 672.0 billion in the 1st quarter, mainly due to Capital and Retail and Wholesale Funding. Required Stable Funding (RSF), in turn, amounted to R$ 547.1 billion in the 1st quarter, particularly due to Loans and financing awarded to wholesale and retail customers, central governments and transactions with central Banks. The table shows that NSFR was 122.8% at the closing of the quarter, above to the requirement of 100%. Thus, the institution counts on sufficient available stable funds to support the stable funds required in the long term, according to the metrics. 53 Itaú Unibanco Risk and Capital Management – Pillar 3 NSFR Comparative R$ Thousand 03/31/2019 12/31/2018 Total Adjusted Total Adjusted (1) (1) Value Value Total Available Stable Funding (ASF) 672,039,671 691,550,466 Total Required Stable Funding (RSF) 547,067,274 541,641,994 NSFR (%) 122.8% 127.7% (1) Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3.869. Itaú Unibanco’s Available Stable Funding (ASF) amounted to R$ 672.0 billion in the 1st quarter, mainly due to Capital and Retail and Wholesale Funding. Required Stable Funding (RSF), in turn, amounted to R$ 547.1 billion in the 1st quarter, particularly due to Loans and financing awarded to wholesale and retail customers, central governments and transactions with central Banks. The table shows that NSFR was 122.8% at the closing of the quarter, above to the requirement of 100%. Thus, the institution counts on sufficient available stable funds to support the stable funds required in the long term, according to the metrics. 53 Itaú Unibanco

Risk and Capital Management – Pillar 3 9 Other Risks Insurance products, pension plans and premium bonds risks Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters. · Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions; · Market Risk; · Credit Risk; · Operational risk; · Liquidity risk in insurance operations. In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums. The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk. The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term. Social and Environmental Risk Itaú Unibanco understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities. Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in Itaú Unibanco. The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a specialized assessment of legal and risks control area. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in the new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for guide institutional views of social and environmental risk exposure related to Itaú Unibanco activities. Itaú Unibanco consistently seeks to evolve in the management of social and environmental risk, always attentive to the challenges so as to monitor the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into Itaú Unibanco’s internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into Itaú Unibanco business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others. Itaú Unibanco efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which Itaú Unibanco has been awarded. Regulatory and Compliance Risk Regulatory and Compliance risk is the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the actions directed at adherence to the regulatory requirements. 54 Itaú Unibanco Risk and Capital Management – Pillar 3 9 Other Risks Insurance products, pension plans and premium bonds risks Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters. · Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions; · Market Risk; · Credit Risk; · Operational risk; · Liquidity risk in insurance operations. In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums. The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk. The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term. Social and Environmental Risk Itaú Unibanco understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities. Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in Itaú Unibanco. The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a specialized assessment of legal and risks control area. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in the new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for guide institutional views of social and environmental risk exposure related to Itaú Unibanco activities. Itaú Unibanco consistently seeks to evolve in the management of social and environmental risk, always attentive to the challenges so as to monitor the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into Itaú Unibanco’s internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into Itaú Unibanco business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others. Itaú Unibanco efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which Itaú Unibanco has been awarded. Regulatory and Compliance Risk Regulatory and Compliance risk is the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the actions directed at adherence to the regulatory requirements. 54 Itaú Unibanco

Risk and Capital Management – Pillar 3 Itaú Unibanco has a structured flow for addressing rules, which involves several areas, covering the stages of recognition and researches, distribution of regulatory environment changes and the monitoring of action plans for regulatory compliance, all of which are established in internal policies. This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internal policies. Model Risk The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model. The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others. Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, Itaú Unibanco has improved its governance in relation to its development and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks. Country Risk The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located. Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure for managing and controlling country risk, including :(i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits. Business and Strategy Risk Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment. Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the ARF in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budgetary process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks. Reputational Risk Itaú Unibanco understand reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting Itaú Unibanco’s capability to maintain existing commercial relations, start new businesses and continue to have access to financing sources. The institution believes that its reputation is extremely important for achieving its long-term goals and this is why the institution tries to align its speech with ethical and transparent practice and work, which is essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders. 55 Itaú Unibanco Risk and Capital Management – Pillar 3 Itaú Unibanco has a structured flow for addressing rules, which involves several areas, covering the stages of recognition and researches, distribution of regulatory environment changes and the monitoring of action plans for regulatory compliance, all of which are established in internal policies. This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internal policies. Model Risk The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model. The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others. Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, Itaú Unibanco has improved its governance in relation to its development and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks. Country Risk The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located. Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure for managing and controlling country risk, including :(i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits. Business and Strategy Risk Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment. Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the ARF in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budgetary process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks. Reputational Risk Itaú Unibanco understand reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting Itaú Unibanco’s capability to maintain existing commercial relations, start new businesses and continue to have access to financing sources. The institution believes that its reputation is extremely important for achieving its long-term goals and this is why the institution tries to align its speech with ethical and transparent practice and work, which is essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders. 55 Itaú Unibanco

Risk and Capital Management – Pillar 3 Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products. The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (viii) ethics guidelines and prevention of corruption. Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, for which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, ownership and movement of goods and money derived from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations and cooperation with police and judicial authorities. It is also continuously aligned It also seeks continuous alignment with local and international best practices for preventing and fighting against illegal acts, through investing and training employees. In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars: · Client Identification Process; · Know Your Client (KYC) Process; · Know Your Partner (KYP) Process; · Know Your Supplier (KYS) Process; · Know Your Employee (KYE) Process; · Assessment of New Products and Services; · Monitoring of Transactions; · Reporting Suspicious Transactions to the Regulatory Bodies; and · Training and Awareness Raising. This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. Governance on preventing and combating unlawful acts is carried out by the Board of Directors, Audit Committee, Operational Risk Committee and Anti-Money Laundering Committees. The document that presents the guidelines established in the program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies. In addition, Itaú Unibanco is committed to protecting corporate information and ensuring client privacy in any transactions. To this end, it has a Corporate Information Security Policy and has a monitoring process and a control structure that covers technology, business areas and international units, adhering to principal regulatory bodies and external audits, and best market practices and certifications. Additionally, a Security Operation Center (SOC) that works 24/7 contributes to the cyber security of Itaú Unibanco’s electronic channels and IT infrastructure, the monitoring of operations and thus minimization of the risk of a security incident. 56 Itaú Unibanco Risk and Capital Management – Pillar 3 Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products. The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (viii) ethics guidelines and prevention of corruption. Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, for which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, ownership and movement of goods and money derived from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations and cooperation with police and judicial authorities. It is also continuously aligned It also seeks continuous alignment with local and international best practices for preventing and fighting against illegal acts, through investing and training employees. In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars: · Client Identification Process; · Know Your Client (KYC) Process; · Know Your Partner (KYP) Process; · Know Your Supplier (KYS) Process; · Know Your Employee (KYE) Process; · Assessment of New Products and Services; · Monitoring of Transactions; · Reporting Suspicious Transactions to the Regulatory Bodies; and · Training and Awareness Raising. This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. Governance on preventing and combating unlawful acts is carried out by the Board of Directors, Audit Committee, Operational Risk Committee and Anti-Money Laundering Committees. The document that presents the guidelines established in the program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies. In addition, Itaú Unibanco is committed to protecting corporate information and ensuring client privacy in any transactions. To this end, it has a Corporate Information Security Policy and has a monitoring process and a control structure that covers technology, business areas and international units, adhering to principal regulatory bodies and external audits, and best market practices and certifications. Additionally, a Security Operation Center (SOC) that works 24/7 contributes to the cyber security of Itaú Unibanco’s electronic channels and IT infrastructure, the monitoring of operations and thus minimization of the risk of a security incident. 56 Itaú Unibanco

Risk and Capital Management – Pillar 3

10 Appendix I

	Breakdown of the Referential Equity and Information on its adequacy	03/31/2019		
		Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
	Common Equity Tier I: instruments and reserves			
1	Instruments Eligible for the Common Equity Tier I	97,148,000	-	(k)
2	Revenue reserves	23,933,121	-	(l)
3	Other revenue and other reserve	148,359	-	(m)
4	Instruments that are authorized to compose the Common Equity Tier I before Resolution No. 4,192 of 2013 comes into effect			
5	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from the Core Common Equity Tier I[3]	**12,062,841**	-	(j)
6	**Common Equity Tier I before prudential adjustments**	**133,292,321**	-	
	Common Equity Tier I: prudential adjustments			
7	Prudential adjustments related to the pricing of financial instruments	169,777	-	
8	Goodwill paid upon the acquisition of investments based on the expectation of future profitability	6,819,283	-	(e)
9	Intangible assets	7,809,932	-	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 1998[2]	5,021,354	-	(h)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	**(1,605,989)**	-	
12	Downward difference between the amount recognized as a provision and the expected loss for institutions using the IRB	-	-	
13	Gains arising from securitization operations			
14	Gains or losses arising from the impact of changes on the credit risk of the institution on the fair value assessment of liability items			
15	Actuarial assets related to defined benefit pension funds	-	-	(d)
16	Shares or other instruments issued by the bank authorized to compose the Common Equity Tier I, acquired directly, indirectly or synthetically	1,334,166	-	(n)
17	Investments crossed with instruments eligible for the Common Equity Tier I			
18	Added value of investments lower than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific deductions.	-	-	
19	Investments higher than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-	-	
20	Mortgage servicing rights			
21	Tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Common Equity Tier I, disregarding specific deductions	-	-	
22	Amount that exceeds 15% of the Common Equity Tier I	**4,587,420**	-	
23	of which: arising from investments in the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	**3,557,987**	-	
24	of which: arising from mortgage servicing rights			
25	of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization[2]	1,029,433	-	
26	National regulatory adjustments	-	-	
26.a	Deferred permanent assets	-	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	-	
26.c	Funding instruments eligible for the Common Equity Tier I issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate	-	-	
26.d	Increase of unauthorized capital	-	-	
26.e	Excess of the amount adjusted of Common Equity Tier I	-	-	
26.f	Deposit to cover capital deficiency	-	-	
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	-	-	(i)
26.h	Excess of resources invested on permanent assets	-	-	
26.i	PR emphasis	-	-	
26.j	Other residual differences concerning the Common Equity Tier I calculation methodology for regulatory purposes	-	-	
27	Regulatory adjustments applied to the Common Equity Tier I due to the Insufficiency of Additional Capital and Tier II Capital to cover deductions	-	-	
28	**Total regulatory deductions from the Common Equity Tier I**	**24,135,943**	-	
29	**Common Equity Tier I**	**109,156,378**	-	

1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.

2 - Considers the deduction of deferred tax liabilities.

3 - Calculated according to article 9 of Bacen Resolution No. 4,192.

4 - Calculated according to article 29 of Resolution No. 4,192.

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	Breakdown of the Referential Equity and Information on its adequacy	03/31/2019		
		Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
	Additional Capital Tier I: instruments			
30	Instruments eligible for the Additional Capital Tier I	10,868,258	-	
31	of which: classified as Common Equity Tier I in accordance with the accounting rules	-	-	
32	of which: classified as liabilities in accordance with the accounting rules	-	-	
33	Instruments that are authorized to compose the Additional Capital Tier I before Resolution No. 4,192 of 2013 comes into effect	-	-	
34	Non-controlling interest in subsidiaries non-deductible from the Additional Tier I[3]	99,590	-	
35	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	-	
36	**Additional Capital Tier I before regulatory deductions**	**10,967,848**	-	
	Additional Capital Tier I: regulatory deductions			
37	Shares or other instruments issued by the bank authorized to compose the Additional Capital Tier I, acquired directly, indirectly or synthetically	-	-	
38	Investments crossed with instruments eligible for the Additional Capital Tier I			
39	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of the Additional Tier I	-		
40	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	-		
41	National regulatory adjustments	-	-	
41.a	The capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and do not exceeds 10% of the amount of the Additional Capital Tier I	-	-	
41.b	Non-controlling interest in Additional Capital Tier I	-	-	
41.c	Other residual differences concerning the Additional Capital Tier I calculation methodology for regulatory purposes	-	-	
42	Regulatory adjustments applied to the Additional Capital Tier I due to the insufficiency of Tier II to cover deductions	-	-	
43	**Total regulatory deductions from the Additional Capital Tier I**	-	-	
44	**Additional Capital Tier I**	**10,967,848**	-	
45	**Tier I**	**120,124,226**	-	
	Tier II: instruments			
46	Instruments eligible for Tier II	-	-	
47	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect[4]	11,833,538	23,667,076	
48	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from Tier II[3]	98,572	-	
49	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	-	
50	Excess of provisions with respect to the loss expected in IRB	-	-	
51	**Tier II before regulatory deductions**	**11,932,110**	-	
	Tier II: regulatory deductions			
52	Shares or other instruments issued by the bank authorized to compose Tier II, acquired directly, indirectly or synthetically	-	-	
53	Investments crossed with instruments eligible for Tier II			
54	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of Tier II	-		
55	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	-		
56	National regulatory adjustments	-	-	
56.a	Funding instruments issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate, limited to the instruments held by third parties and issued until December 31, 2012	-	-	
56.b	Non-controlling interest in Tier II	-	-	
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	-	
57	**Total regulatory deductions from Tier II**	-	-	
58	**Tier II**	**11,932,110**	-	
59	**Referential Equity (Tier I + Tier II)**	**132,056,336**	-	
60	**Total risk-weighted assets**	**823,818,009**	-	

1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.

2 - Considers the deduction of deferred tax liabilities.

3 - Calculated according to article 9 of Bacen Resolution No. 4,192.

4 - Calculated according to article 29 of Resolution No. 4,192.

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Risk and Capital Management – Pillar 3 03/31/2019 Breakdown of the Referential Equity and Information on its adequacy Value Temporary Treatment Balance (R$ Thousand) (R$ Thousand) Sheet Reference BIS Ratios and Additional Capital Buffers 61 Common Equity Tier 1 Ratio 13.3% 62 14.6% Tier I Capital Ratio 63 BIS Ratio 16.0% 64 Common Equity Tier 1 Ratio minimum required especifically to the institution (% of RWA) 8.0% 65 of which: conservation buffer 2.5% 66 of which: countercyclical buffer 0.0% 67 of which: buffer for institutions that are systemically important at global level (G-SIB) 5 68 3.5% Common Equity Tier I available to meet the requirement of the Additional Capital Buffers (% of RWA) National Minimum 69 Common Equity Tier I Ratio, if different from that established in Basel III 4.5% 70 6.0% Tier I Ratio, if different from that established in Basel III 71 BIS Ratio, if different from that established in Basel III 8.0% Amounts below the limit for deduction (non-weighted by risk) Added value of investments lower than 10% of the capital of companies that are similar to non-consolidated 72 financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored 399,154 pension fund entities Investments higher than 10% of the capital of companies that are similar to non-consolidated financial 73 1 6,257,184 (f) / (a) institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities 74 Mortgage servicing rights 2 75 (c) Tax credits arising from temporary differences, not deducted from the Common Equity Tier I 6,790,257 Limits to the inclusion of provisions in Tier II Generic provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of 76 the capital requirement by means of a standardized approach 77 Limit for the inclusion of generic provisions in Tier II Capital for exposures subject to the standardized approach Provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the 78 - capital requirement by means of the IRB approach (before the application of the limit) 79 Limit for the inclusion of provisions in Tier II Capital for exposures subject to the IRB approach - Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022) Current limit for instruments that are authorized to compose the Common Equity Tier I before Resolution No. 80 4,192 of 2013 comes into effect 81 Amount excluded from the Common Equity Tier I due to the limit Instruments that are authorized to compose the Additional Capital Tier Ibefore Resolution No. 4,192 of 2013 82 - - comes into effect 83 - - Amount excluded from the Additional Capital Tier Idue to the limit Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into 84 - 4 effect 1 1,833,538 4 85 - Amount excluded from Tier II Capital due to the limit 2 7,611,589 1 - Considers prudential adjustments corresponding to deduction of non-controlling interest. 2 - Considers the deduction of deferred tax liabilities. 3 - Calculated according to article 9 of Bacen Resolution No. 4,192. 4 - Calculated according to article 29 of Resolution No. 4,192. 5 - Considered the Additional Capital Buffer for Domestic Systemically Important Institution of 0.5% 59 Itaú Unibanco Risk and Capital Management – Pillar 3 03/31/2019 Breakdown of the Referential Equity and Information on its adequacy Value Temporary Treatment Balance (R$ Thousand) (R$ Thousand) Sheet Reference BIS Ratios and Additional Capital Buffers 61 Common Equity Tier 1 Ratio 13.3% 62 14.6% Tier I Capital Ratio 63 BIS Ratio 16.0% 64 Common Equity Tier 1 Ratio minimum required especifically to the institution (% of RWA) 8.0% 65 of which: conservation buffer 2.5% 66 of which: countercyclical buffer 0.0% 67 of which: buffer for institutions that are systemically important at global level (G-SIB) 5 68 3.5% Common Equity Tier I available to meet the requirement of the Additional Capital Buffers (% of RWA) National Minimum 69 Common Equity Tier I Ratio, if different from that established in Basel III 4.5% 70 6.0% Tier I Ratio, if different from that established in Basel III 71 BIS Ratio, if different from that established in Basel III 8.0% Amounts below the limit for deduction (non-weighted by risk) Added value of investments lower than 10% of the capital of companies that are similar to non-consolidated 72 financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored 399,154 pension fund entities Investments higher than 10% of the capital of companies that are similar to non-consolidated financial 73 1 6,257,184 (f) / (a) institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities 74 Mortgage servicing rights 2 75 (c) Tax credits arising from temporary differences, not deducted from the Common Equity Tier I 6,790,257 Limits to the inclusion of provisions in Tier II Generic provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of 76 the capital requirement by means of a standardized approach 77 Limit for the inclusion of generic provisions in Tier II Capital for exposures subject to the standardized approach Provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the 78 - capital requirement by means of the IRB approach (before the application of the limit) 79 Limit for the inclusion of provisions in Tier II Capital for exposures subject to the IRB approach - Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022) Current limit for instruments that are authorized to compose the Common Equity Tier I before Resolution No. 80 4,192 of 2013 comes into effect 81 Amount excluded from the Common Equity Tier I due to the limit Instruments that are authorized to compose the Additional Capital Tier Ibefore Resolution No. 4,192 of 2013 82 - - comes into effect 83 - - Amount excluded from the Additional Capital Tier Idue to the limit Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into 84 - 4 effect 1 1,833,538 4 85 - Amount excluded from Tier II Capital due to the limit 2 7,611,589 1 - Considers prudential adjustments corresponding to deduction of non-controlling interest. 2 - Considers the deduction of deferred tax liabilities. 3 - Calculated according to article 9 of Bacen Resolution No. 4,192. 4 - Calculated according to article 29 of Resolution No. 4,192. 5 - Considered the Additional Capital Buffer for Domestic Systemically Important Institution of 0.5% 59 Itaú Unibanco

Risk and Capital Management – Pillar 3 11 Glossaries 11.1 Glossary of Acronyms A · ARF – Área de Riscos e Finanças (Risk and Finance Area) · AVA - Avaliação de Vulnerabilidades e Ameaças (Threats and Vulnerabilities Analysis) · ACP - Additional Capital Buffers B · BACEN - Banco Central do Brasil (Central Bank of Brazil) · BIA - Business Impact Analysis · BIS - Bank for International Settlements · BRL - Brazilian Real C · CCB – Cédula de Crédito Bancário · CDB - Certificado de Depósito Bancário (Bank Deposit Certificate) · CDI - Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate) · CDS - Credit Default Swap · CEO - Chief Executive Officer · CET I - Common Equity Tier I · CGRC - Comitê de Gestão de Risco e Capital (Risk and Capital Management Committee) · CMN - Conselho Monetário Nacional (National Monetary Council) · CNSP - Conselho Nacional de Seguros Privados (National Council of Private Insurance) · CRA – Certificados de Recebíveis do Agronegócio (Agribusiness Receivables Certificate) · CRI - Certificados de Recebíveis Imobiliários (Securitized Real Estate Loans) · CRO - Chief Risk Officer · CVM - Securities and Exchange Commission · Comef - Financial Stability Committee (Comitê de Estabilidade Financeira) D · DV01 - Delta Variation Risk F · FCL - Fator de Conversão de Crédito de Operações a Liquidar (Unsettled Operation Credit Conversion Factor) · FEPF - Fator de Exposição Potencial Futura (Future Potential Exposure Factor) · FIDC - Fundo de Investimento em Direitos Creditórios (Credit Rights Investment Funds) · FII – Fundo de Investimento Imobiliário (Real Estate Investiment Fund) · FPRs - Fatores de Ponderação de Riscos (weighting factor) G · GDP - Gross Domestic Product · G-SIBs - Global Systemically Important Banks H · HQLA – High quality liquid assets I · ICAAP - Internal capital adequacy assessment process · IGPM – Índice Geral de Preços do Mercado (Brazilian consumer index) · IPCA - Índice de Preço ao Consumidor Amplo (Brazilian consumer index) · IPV – Independent Price Validation 60 Itaú Unibanco Risk and Capital Management – Pillar 3 11 Glossaries 11.1 Glossary of Acronyms A · ARF – Área de Riscos e Finanças (Risk and Finance Area) · AVA - Avaliação de Vulnerabilidades e Ameaças (Threats and Vulnerabilities Analysis) · ACP - Additional Capital Buffers B · BACEN - Banco Central do Brasil (Central Bank of Brazil) · BIA - Business Impact Analysis · BIS - Bank for International Settlements · BRL - Brazilian Real C · CCB – Cédula de Crédito Bancário · CDB - Certificado de Depósito Bancário (Bank Deposit Certificate) · CDI - Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate) · CDS - Credit Default Swap · CEO - Chief Executive Officer · CET I - Common Equity Tier I · CGRC - Comitê de Gestão de Risco e Capital (Risk and Capital Management Committee) · CMN - Conselho Monetário Nacional (National Monetary Council) · CNSP - Conselho Nacional de Seguros Privados (National Council of Private Insurance) · CRA – Certificados de Recebíveis do Agronegócio (Agribusiness Receivables Certificate) · CRI - Certificados de Recebíveis Imobiliários (Securitized Real Estate Loans) · CRO - Chief Risk Officer · CVM - Securities and Exchange Commission · Comef - Financial Stability Committee (Comitê de Estabilidade Financeira) D · DV01 - Delta Variation Risk F · FCL - Fator de Conversão de Crédito de Operações a Liquidar (Unsettled Operation Credit Conversion Factor) · FEPF - Fator de Exposição Potencial Futura (Future Potential Exposure Factor) · FIDC - Fundo de Investimento em Direitos Creditórios (Credit Rights Investment Funds) · FII – Fundo de Investimento Imobiliário (Real Estate Investiment Fund) · FPRs - Fatores de Ponderação de Riscos (weighting factor) G · GDP - Gross Domestic Product · G-SIBs - Global Systemically Important Banks H · HQLA – High quality liquid assets I · ICAAP - Internal capital adequacy assessment process · IGPM – Índice Geral de Preços do Mercado (Brazilian consumer index) · IPCA - Índice de Preço ao Consumidor Amplo (Brazilian consumer index) · IPV – Independent Price Validation 60 Itaú Unibanco

Risk and Capital Management – Pillar 3

- IT - Information Technology

L

- LCR – Liquidity Coverage Ratio

M

- MEP - Equity Method
- MtM - Mark to Market

N

- NSFR – Net Stable Funding Ratio

P

- PCN - Planos de Continuidade de Negócios (Business Continuity Plans)
- PR - Patrimônio de Referência (Total Capital)
- PREVIC - *Superintendência Nacional de Previdência Complementar* (National Superintendence of Supplementary Pension)

R

- RA - Risk Assessment
- RAS - Risk Appetite Statement
- RBAN - Total Capital calculated for covering the interest rate risk of trades of the Banking Portfolio
- RCAP - Regulatory Consistency Assessment Programme
- RCP - *Risco de Crédito Potencial* (Potential Credit Risk)
- RWA - Risk Weighted Asset
- RWA_{CPAD} - Portion relating to exposures to credit risk
- RWA_{MINT} - Portion relating to exposures to market risk, using internal approach
- RWA_{MPAD} - Portion relating to exposures to market risk, calculated using standard approach
- RWA_{OPAD} - Portion relating to the calculation of operational risk capital requirements

S

- SOC - Security Operation Center
- SUSEP - *Superintendência de Seguros Privados* (Superintendence of Private Insurance)

T

- TAC - *Termo de Ajustamento de Conduta* (Conduct Adjustment Agreements)
- TRS - Total Return Swap
- TR - *Taxa Referencial* (Referential Rate)
- TVM - *Títulos de valores mobiliários* (Securities)

V

- VaR - Value at Risk

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11.2 Glossary of Regulations

- BACEN Circular No. 3,316, of April 30th, 2008
- BACEN Circular No. 3,354, of June 27th, 2007
- BACEN Circular No. 3,640, of March 04th, 2013
- BACEN Circular No. 3,644, of March 04th, 2013
- BACEN Circular No. 3,646, of March 04th, 2013
- BACEN Circular No. 3,674, of October 31st, 2013
- BACEN Circular No. 3,676, of October 31st, 2013
- BACEN Circular No. 3,678, of October 31st, 2013
- BACEN Circular No. 3,701, of March 13th, 2014
- BACEN Circular No. 3,748, of February 26th, 2015
- BACEN Circular No. 3,749, of March 05th, 2015
- BACEN Circular No. 3,751, of March 19th, 2015
- BACEN Circular No. 3,769, of October 29th, 2015
- BACEN Circular No. 3,809, of August 25th, 2016
- BACEN Circular No. 3,846, of September 13th, 2017
- BACEN Circular No. 3,869, of December 19th, 2017
- BACEN Circular No. 3,876, of January 31st, 2018
- BACEN Circular No. 3,921, of December 5th, 2018
- BACEN Circular Letter No. 3,706 of May 05th, 2015
- BACEN Circular Letter No. 3,775 of December 16th, 2015
- BACEN Circular Letter No. 3,841 of July 27th, 2017
- BACEN 30.371, of January 31 th, 2017
- BACEN 33.240, of March 7th, 2019
- CNSP Resolution No. 321, of July 15th, 2015
- CNSP Resolution No. 343, of December 26th, 2016
- CNSP Resolution No. 360, of Decemeber 20th, 2017
- CMN Resolution No. 3,464, of June 26th, 2007
- CMN Resolution No. 3,263, of February 24th, 2005
- CMN Resolution No. 3,533 of January 31st, 2008
- CMN Resolution No. 3,721 of April 30th, 2009
- CMN Resolution No. 3,921, of November 25th, 2010
- CMN Resolution No. 4,090, of May 24th, 2012
- CMN Resolution No. 4,192, of March 1st, 2013
- CMN Resolution No. 4,193, of March 1st, 2013
- CMN Resolution No. 4,195, of March 1st, 2013
- CMN Resolution No. 4,280, of October 31st, 2013
- CMN Resolution No. 4,502, of June 30th, 2016
- CMN Resolution No. 4,557, of February 23rd, 2017
- CMN Resolution No. 4,615, of November 30th, 2017
- CMN Resolution No. 4,680, of July 31th, 2018
- Normative SARB 017/2016, of August 25th, 2016

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